Exhibit 99.1

New Gold Inc.

TECHNICAL REPORT ON THE EL MORRO PROJECT, REGION III, CHILE

Report for NI 43-101

Qualified Persons:
Richard J. Lambert, P.E.
Neil N. Gow, P.Geo.
A. Paul Hampton, P.Eng.
Lee P. Gochnour, MMSA QP

Report Control Form

Document Title	Technical Report on the El Morro Project, Region III, Chile

Client Name & Address	New Gold Inc. Suite 3110 - 666 Burrard Street Vancouver, British Columbia V6C 2X8

Document Reference	Project #1774	Status & Issue No.	Final Version	Rev 0

Issue Date	March 23, 2012

Lead Author	Richard J. Lambert Neil N. Gow A. Paul Hampton Lee P. Gochnour	(Signed) (Signed) (Signed) (Signed)

Peer Reviewer	William E. Roscoe Holger Krutzelmann Stuart E. Lambert	(Signed) (Signed) (Signed)

Project Manager Approval	Richard J. Lambert	(Signed)

Project Director Approval	Richard J. Lambert	(Signed)

Report Distribution	Name	No. of Copies

Client

RPA Filing	1 (project box)

Roscoe Postle Associates Inc. 55 University Avenue, Suite 501 Toronto, Ontario M5J 2H7 Canada Tel: +1 416 947 0907 Fax: +1 416 947 0395 mining@rpacan.com

www.rpacan.com

TABLE OF CONTENTS

PAGE
1	SUMMARY	1-1
	Executive Summary	1-1
	Technical Summary	1-8
2	INTRODUCTION	2-1
3	RELIANCE ON OTHER EXPERTS	3-1
4	PROPERTY DESCRIPTION AND LOCATION	4-1
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6	HISTORY	6-1
7	GEOLOGICAL SETTING AND MINERALIZATION	7-1
	Regional Geology	7-1
	Local Geology	7-5
	Property Geology	7-5
	Mineralization	7-12
8	DEPOSIT TYPES	8-1
9	EXPLORATION	9-1
10	DRILLING	10-1
11	SAMPLE PREPARATION, ANALYSES AND SECURITY	11-1
12	DATA VERIFICATION	12-1
13	MINERAL PROCESSING AND METALLURGICAL TESTING	13-1
	History and Previous Reports	13-1
	Ore Types - End Member Definition	13-1
	Mineralogy of the End Members	13-3
	Metallurgical Sampling	13-4
	Comminution	13-5
	Flotation	13-8
	FSF and Post FSF Flotation Testwork Review and Modelling	13-10
	Concentrate Dewatering	13-15
	Tailings	13-17
14	MINERAL RESOURCE ESTIMATE	14-1
	General Statement	14-1
	Previous Mineral Resource Estimates	14-2
	Drill Hole Database	14-2
	Cut-Off Grade	14-3
	Composites	14-3
	Topography	14-3
	Capping	14-4
	Density	14-5
	Variography	14-5

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page i

www.rpacan.com

	Block Model Definition and Interpolation	14-7
	AMEC Block Model Validation	14-9
	RPA Block Model Validation	14-10
	Mineral Resource Classification	14-12
15	MINERAL RESERVE ESTIMATE	15-1
16	MINING METHODS	16-1
	Mine Design	16-3
	Ground Conditions/Slope Stability	16-7
	Production Schedule	16-8
	Mine Equipment	16-9
	Mine Infrastucture	16-10
17	RECOVERY METHODS	17-1
	Process Design Criteria	17-1
	Process Description	17-3
	Concentrate Handling	17-9
	Fresh Water Supply and Distribution	17-10
	Reagents	17-11
18	PROJECT INFRASTRUCTURE	18-1
	Access	18-1
	Power Supply	18-3
	Water and Wastewater Systems	18-8
	Tailings Management	18-13
	Port Facilities	18-17
	Mine Facilities	18-18
	Warehouses	18-18
	Administration Offices Area	18-18
	Camp Facilities	18-19
	Fuel and Lubricant Storage and Distribution	18-19
	Other Infrastructure and Auxiliary Facilities	18-20
19	MARKET STUDIES AND CONTRACTS	19-1
	Markets	19-1
	Contracts	19-1
20	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1
	Environmental Studies	20-1
	Environmental Baseline	20-2
	Project Permitting	20-2
	Social or Community Requirements	20-7
	Mine Closure Requirements	20-7
21	CAPITAL AND OPERATING COSTS	21-1

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page ii

www.rpacan.com

	Capital Costs	21-1
	Operating Cost Estimate	21-2
22	ECONOMIC ANALYSIS	22-1
23	ADJACENT PROPERTIES	23-1
24	OTHER RELEVANT DATA AND INFORMATION	24-1
25	INTERPRETATION AND CONCLUSIONS	25-1
26	RECOMMENDATIONS	26-1
27	REFERENCES	27-1
28	DATE AND SIGNATURE PAGE	28-1
29	CERTIFICATE OF QUALIFIED PERSON	29-1

LIST OF TABLES

PAGE
Table 1-1	Mineral Resources – December 31, 2011	1-1
Table 1-2	Mineral Reserves – December 31, 2011	1-2
Table 1-3	After-Tax Cash Flow Summary	1-5
Table 1-4	Sensitivity Analyses - After Tax	1-7
Table 1-5	Initial Capital Cost	1-17
Table 1-6	Direct Operating Costs	1-17
Table 6-1	History of Ownership	6-1
Table 6-2	History of Exploration	6-3
Table 6-3	Historical Mineral Resource Estimates	6-4
Table 10-1	History of Drilling	10-1
Table 10-2	Core Recovery Summary	10-2
Table 13-1	Distribution of End Members – July 2011 Mine Plan – FFSH	13-2
Table 13-2	CEET and JKSimMet Hardness Parameters	13-5
Table 13-3	Average Specific Energy Requirements from Variability Testing	13-8
Table 13-4	Revised Recovery Algorithms	13-12
Table 13-5	Minimum Final Copper Tailings Grades	13-12
Table 13-6	Recommended Copper Concentrate Grade Algorithms	13-13
Table 13-7	Flotation Circuit Configuration	13-15
Table 14-1	Summary of Mineral Resources – December 31, 2011	14-1
Table 14-2	Previous Mineral Resource Estimates	14-2
Table 14-3	Drill Hole Database	14-3
Table 14-4	Gold Capping Values	14-5
Table 14-5	Experimental Correlogram Calculation Parameters	14-6
Table 14-6	Gold Correlogram Models	14-6
Table 14-7	Copper Correlogram Models	14-6
Table 14-8	Block Model Definition	14-7
Table 14-9	Default Density Values Assigned to Non-Estimated Blocks	14-8
Table 14-10	Density Interpolation Plan	14-9
Table 15-1	Mineral Reserves – December 31, 2011	15-1
Table 16-1	Mine Design Parameters	16-4
Table 16-2	Mine Production Schedule	16-8

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page iii

www.rpacan.com

Table 16-3	Mine Equipment Fleet	16-9
Table 17-1	Plant Utilization	17-1
Table 17-2	Principal Metallurgical Design Criteria	17-1
Table 18-1	El Morro Maximum Power Demand	18-6
Table 20-1	List of Environmental Permits and Authorizations	20-4
Table 21-1	Initial Capital Cost	21-1
Table 21-2	Direct Operating Costs	21-2
Table 21-3	Operating Cost Summary	21-2
Table 21-4	Process Plant Operating Consumables	21-4
Table 21-5	Process Plant Operating Consumables – Unit Price Assumptions	21-4
Table 21-6	Process Plant Unit Energy Consumptions and Costs	21-5
Table 22-1	After-Tax Cash Flow Summary	22-2
Table 22-2	Sensitivity Analyses – After Tax	22-4

LIST OF FIGURES

PAGE
Figure 1-1	Sensitivity Analysis	1-7
Figure 4-1	Location Map	4-1
Figure 4-2	Geographical Location of Mining Properties	4-2
Figure 4-3	Adjacent Surface Lands – El Morro Project (1)	4-3
Figure 4-4	Adjacent Surface Lands – El Morro Project (2)	4-3
Figure 4-5	Adjacent Surface Lands – El Morro Project (3)	4-4
Figure 4-6	Properties Related to Pending Payment of Royalty Fee or Bonus	4-7
Figure 7-1	Regional Geology	7-2
Figure 7-2	Stratigraphic Column	7-6
Figure 7-3	Property Geology	7-7
Figure 7-4	La Fortuna Cross Section S-2295	7-8
Figure 7-5	La Fortuna Cross Section S-2465	7-9
Figure 7-6	La Fortuna Cross Section S-2555	7-10
Figure 13-1	Copper Mineralogy Across End Members	13-3
Figure 13-2	SPI and Axb Parameter Correlation	13-6
Figure 13-3	SAG Power Index Profiles	13-6
Figure 13-4	Feasibility Study Capacity Evaluation for Selected Grinding Circuit (91,654 tpd, P80 132 µm)	13-7
Figure 13-5	El Morro Ore and Concentrate Production Tonnage Estimates	13-14
Figure 13-6	El Morro Concentrate Production and Grade Estimates	13-14
Figure 16-1	General Project Layout	16-2
Figure 16-2	Ultimate Pit Design	16-5
Figure 16-3	Pit Slope Design Sectors	16-6
Figure 17-1	General Flow Diagram, 90,000 tpd Main Process	17-12
Figure 17-2	Fresh Water and Water Recovery Flow Sheet	17-13
Figure 17-3	Tailings Water Distribution Flow Sheet	17-14
Figure 18-1	Project Locations and Road Access	18-2
Figure 18-2	Power Line and Hacienda Castilla Substation	18-5
Figure 18-3	El Morro Power Transmission System	18-7
Figure 18-4	Desalination Plant Location with the Castilla Power Plant, Punta Cachos	18-9
Figure 18-5	Desalinated Water Pipeline Route and Pump Station Locations	18-12

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page iv

www.rpacan.com

Figure 18-6	Tailings Disposal Flowsheet	18-15
Figure 18-7	Water Recovery System Layout	18-16
Figure 22-1	Sensitivity Analysis	22-4

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page v

www.rpacan.com

1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) was retained by Mr. Mark A. Petersen, Vice President Exploration of New Gold Inc. (New Gold), to prepare an independent Technical Report on the El Morro Project (the Project), located in north-central Chile, Region III, approximately 80 km east of the city of Vallenar.  The purpose of this report is to examine and confirm results of a feasibility study prepared by Hatch Ltd. (Hatch) for Goldcorp Inc. (Goldcorp).  This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.  RPA visited the property on October 12, 2011.  The field office of Goldcorp and one of its core storage areas in Vallenar were visited on October 13, 2011 for discussions and review of core, and the main Chilean office of Goldcorp located in Santiago was visited on October 14, 2011 for further discussions with senior Goldcorp personnel.

Table 1-1 summarizes the El Morro end of year 2011 (EOY) open pit and underground Mineral Resources inclusive of Mineral Reserves.

TABLE 1-1   MINERAL RESOURCES – DECEMBER 31, 2011
New Gold Inc. – El Morro Project

		Metal Grade (on a 100% basis)		Contained Metal (on a 30% basis)
Category	Tonnage (Mt)	Gold (g/t)	Copper (%)	Gold (Moz)	Copper (Mlb)
Measured-Open pit	343	0.55	0.54	1.84	1,233
Indicated-Open pit	333	0.35	0.44	1.12	960
Total Measured + Indicated	676	0.45	0.49	2.95	2,193

Inferred-Open pit	637	0.10	0.25	0.60	1,045
Inferred-Underground	128	0.97	0.78	1.21	660
Total Inferred	766	0.25	0.34	1.81	1,705

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 0.15% Cu for open-pit and 0.20% Cu for underground.
3.	Mineral Resources are estimated using a long-term gold price of US$1,350 per ounce, an average long term copper price of US$3.25 and a CLP/US$ exchange rate of 500.
4.	The Mineral Resources are inclusive of Mineral Reserves.
5.	Numbers may not add due to rounding.
6.	Note that the Metal Grade figures apply to the whole Project, while the Contained Metal figures apply specifically to the New Gold interest.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 1-1

www.rpacan.com

Table 1-2 summarizes the El Morro EOY2011 Mineral Reserve estimate.

TABLE 1-2   MINERAL RESERVES – DECEMBER 31, 2011
New Gold Inc. – El Morro Project

	Tonnage	Metal Grade		Contained Metal (on a 30% basis)
Category	(Mt)	Gold (g/t)	Copper (%)	Gold (Moz)	Copper (Mlb)
Proven	308	0.578	0.566	1.72	1,153
Probable	212	0.385	0.510	0.79	715
Total Proven & Probable	520	0.499	0.543	2.50	1,868

Notes:
1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cut-off grade of 0.20% Cu.
3.	Mineral Reserves are estimated using an average long-term gold price of US$1,200 per ounce, a copper price of $2.75 per pound, and a CLP/US$ exchange rate of 550.
4.	Contained metal values are on a 30% basis.
5.	Numbers may not add due to rounding.

CONCLUSIONS

RPA offers the following conclusions:

GEOLOGY AND MINERAL RESOURCE ESTIMATION

•
The EOY2011 Measured and Indicated Mineral Resource is 676 million tonnes at a gold grade of 0.453 g/t and a copper grade of 0.490%.  Total contained gold is 9.8 million ounces of which New Gold’s 30% is 3.0 million ounces.  Total contained copper is 7.3 billion pounds of which New Gold’s 30% is 2.2 billion pounds.  The Mineral Resources are inclusive of Mineral Reserves.

•
The EOY2011 Inferred Mineral Resource includes 637 million tonnes at a gold grade of 0.10 g/t and a copper grade of 0.25% in an open pit shell, and 128 million tonnes at a gold grade of 0.97 g/t and copper grade of 0.78% in an underground shell for a total Inferred Mineral Resource of 766 million tonnes at a gold grade of 0.25 g/t and a copper grade of 0.34%.  Total contained gold is 6.0 million ounces of which New Gold’s 30% is 1.8 million ounces.  Total contained copper is 5.7 billion pounds of which New Gold’s 30% is 1.7 billion pounds.

•
Mineral Resource estimates have been prepared utilizing acceptable estimation methodologies. The classification of Measured, Indicated, and Inferred Resources, stated in Table 1-1, meet the requirements of NI 43-101 and CIM Definition Standards for Mineral Resources and Mineral Reserves dated November 27, 2010 (CIM definitions).

•
The methods and procedures utilized by Goldcorp and its predecessors at El Morro to gather geological, geotechnical, assaying, density, and other information are reasonable and meet generally accepted industry standards.  Standard operating protocols are well documented and updated on a regular basis for most of the common tasks.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 1-2

www.rpacan.com

•	The current drill hole database is reasonable for supporting a resource model for use in Mineral Resource and Mineral Reserve estimation.

•
Goldcorp and its predecessors at El Morro has conducted the exploration and development sampling and analysis programs using standard practices, providing generally reasonable results.  The resulting data can effectively be used for the estimation of Mineral Resources and Mineral Reserves.

•	Overall, RPA is of the opinion that Goldcorp and its predecessors at El Morro have done very high quality work.

MINING AND MINERAL RESERVES

•
The EOY2011 Proven and Probable Mineral Reserve is 520 million tonnes at a gold grade of 0.499 g/t and a total copper grade of 0.543%.  Total contained gold is 8.34 million ounces of which New Gold’s 30% is 2.50 million ounces.  Total contained copper is 6.23 billion pounds of which New Gold’s 30% is 1.87 billion pounds.

•	The Mineral Reserve estimates have been prepared utilizing acceptable estimation methodologies and the classification of Proven and Probable Reserves, stated in Table 1-2, conform to CIM definitions.

•
Recovery and cost estimates are based upon operating data and engineering to support a Mineral Reserve statement.  Economic analysis using these estimates generates a positive cash flow, which supports a statement of Mineral Reserves.

•
The current El Morro Life of Mine (LOM) plan provides reasonable results and, in RPA’s opinion, meets the requirements for statement of Mineral Reserves.  In addition to the Mineral Reserves in the LOM plan, there are Mineral Resources that represent opportunities for the future.

PROCESSING

•	The process includes flotation to produce a copper concentrate containing gold and other valuable by-products.

•	RPA has reviewed the recovery model and finds the development of the recovery formulas to be reasonable. The metallurgical testwork which supports the models is also reasonable and adequate.

ENVIRONMENTAL CONSIDERATIONS

•
The Project has approximately 140 active permits.  All permits are in good standing and there is an extensive environmental monitoring program to ensure compliance with the requirements of these permits.

RECOMMENDATIONS

This Technical Report is based on the LOM plan.  Below is a list of recommendations to consider:

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 1-3

www.rpacan.com

MINING

•	The LOM plan is robust and Goldcorp should proceed to implement the plan as presented.

ENVIRONMENTAL

•
Goldcorp should perform regular independent environmental audits to confirm assumptions in permitting/design and regularly assess reclamation and closure liabilities and obligations.  These reviews should include independent facilities (Desalinization Plant and Port/Concentrate Operations).  Particular attention should be paid to assumptions made in geochemical modelling as they relate to design, mitigation, and closure.

ECONOMIC ANALYSIS

El Morro has a Feasibility Study Update with Basic Engineering completed by Hatch in November 2011.  RPA reviewed the Feasibility Study Update, the mine plan, the capital forecasts, manpower forecasts, operating cost forecasts, and the Basic Engineering cost updates to develop a cash flow analysis (Table 1-3).

ECONOMIC CRITERIA

REVENUE

•	An average of 90,000 tpd to the mill.
•	Average copper recoveries of 85.1%, gold recoveries of 67.2% through the mill.
•	Exchange rate US$1.00 = CLP 550.
•	Metal price: US$1,200 per ounce of gold and US$2.75 per pound copper.
•	Revenue is recognized at the time of production.

COSTS

•	Mine life: 18 years.
•	LOM production plan as summarized in this report.
•	Mine life capital totals $4,692.3 million.
•	Average direct operating cost over the mine life is $15.31 per tonne processed.
•	Closure costs of $24.5 million after salvage.
•	Capital costs are 4th Quarter 2011.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 1-4

www.rpacan.com

TABLE 1-3   AFTER-TAX CASH FLOW SUMMARY

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 1-5

www.rpacan.com

CASH FLOW ANALYSIS

A cash flow analysis is presented in Table 1-3.  This assumes the Project on a 100% basis.  Using a $1,200/oz gold price and $2.75/lb copper price, the undiscounted after-tax cash flow totals $4.8 billion over the mine life.  The annual cash flow is positive in all years after initial mill start-up.  The revenue is 68% from copper and 31% from gold.  The cash cost is $0.69/lb of copper after by-product credits, and the fully loaded cost (cash plus capital) is $1.62/lb of copper after by-product credits.  The before-tax internal rate of return (IRR) is 9.2% and the after-tax IRR is 7.9% when a 17% Chilean income tax is applied.  The net present value (NPV) when discounted at a 5% discount is $1.5 billion on a before-tax basis and $1.0 billion on an after-tax basis.  The after-tax payback period is 7.9 years.

Cash cost before capital is expected to be approximately ($730)/oz when expressed in gold ounces after copper by-product credits.  When expressed in gold ounces on a co-product basis, the cash cost is expected to be approximately $590/oz. When expressed in copper pounds on a co-product basis, the cash cost is expected to be approximately $1.35/lb.

RPA notes that the economic analysis confirms that the material classified as Mineral Reserves are supported by a positive economic analysis.

SENSITIVITY ANALYSIS

Project risks can be identified in both economic and non-economic terms.  Key economic risks were examined by running cash flow sensitivities:
•	Copper price
•	Gold Price
•	Operating costs
•	Capital costs

After-tax NPV at a discount rate of 5% sensitivity over the base case has been calculated for -20% to +20% variations.  The sensitivities are shown in Figure 1-1 and Table 1-4.  The El Morro Project is most sensitive to copper price, operating costs, capital costs, and gold price, respectively.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 1-6

www.rpacan.com

FIGURE 1-1   SENSITIVITY ANALYSIS

Sensitivity of NPV - After Tax
2,200
1,800
1,400
1,000
600
200
-200
NPV @ 5% (US$ million)
80%
90%
100%
110%
120%
Percent of Base Case
Capex
Opex
Cu Price
Au Price

TABLE 1-4 SENSITIVITY ANALYSES - AFTER TAX
New Gold Inc. – El Morro Project

Parameter Variables	Units	-20%	-10%	Base	10%	20%
Capex	$millions	3,766	4,229	4,692	5,155	5,619
Opex	$millions	7,978	8,975	9,972	10,969	11,966
Cu Price	US$/lb	2.20	2.48	2.75	3.03	3.30
Au Price	US$/oz	960	1,080	1,200	1,320	1,440

NPV @ 5%	Units	-20%	-10%	Base	10%	20%
Capex	$millions	1,673	1,349	1,025	701	377
Opex	$millions	1,867	1,446	1,025	604	183
Cu Price	$millions	-100	462	1,025	1,587	2,150
Au Price	$millions	532	778	1,025	1,271	1,518

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 1-7

www.rpacan.com

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The El Morro Property is situated within the Municipality of Alto del Carmen, Province of Huasco, in the Copiapó Region (Region III) of northern Chile.  The La Fortuna deposit is centred about Latitude 28°38’ South and Longitude 69°53’ West (UTM coordinates 413,500E, 6,833,000N) and sits at an elevation of about 4,125 masl.  The proposed process plant will be located at an altitude of 4,023 masl.  The mine property and associated exploration ground covers an area of approximately 417 km2.

LAND TENURE

The El Morro Project comprises three mining exploration concessions (two in process), 176 mining development concessions, and 313 mining development concessions in process.

Under Chilean law, the Owner of a mining project does not need to own the surface land on which the project's facilities will be located.  Sufficient title to develop a mining project consists of having easement rights and/or rights of way over the surface properties where the project pit and facilities will be emplaced.

Los Huasco Altinos farming community currently owns the surface property, called Estancia Los Huasco Altinos, which covers the projected mine pit and mine facilities area for the Project.  The Project operator obtained a judicial mining easement over this property to secure proper exercise of the mining rights and operations.  However, at the North boundary of this property the projected pit area is not covered by the aforementioned judicial mining easement due to an error in coordinates.  A judicial filing is being prepared to correct this error.

Other facilities, such as power lines, concentrate pipeline, desalination plant, concentrate filtering plant, aqueduct, and access roads will be built on properties where easement rights are partially secured, either through direct negotiations with the owners or through a judicial mining easement request. Temporary access for condemnation drilling operations was obtained through voluntary easement agreements with the owners.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 1-8

www.rpacan.com

The Project is subject to a 2% Net Smelter Return (NSR) royalty to be paid to S.L.M. Cantarito and S.L.M. Tronquito, which may be required once the Project production begins, pursuant to the purchase option agreement between Metallica Chile Limitada (Metallica) and S.L.M. Cantarito and S.L.M. Tronquito.  This option was fully exercised by Metallica on December 28, 2001.

In July 2003, the Metallica and Falconbridge exercised an option and acquired certain mining exploitation concessions from BHP Billiton Limited (BHP).  The concessions are referred to as the BHP concessions and have a combined area of 1,849 ha.  BHP retained a 2% NSR royalty on any mining that occurred on the BHP mining concessions. In December 2004, Metallica and Falconbridge acquired the 2% NSR royalty from BHP.  Metallica acquired a 30% interest in the royalty and Falconbridge acquired a 70% interest in the royalty, which is currently held by Xstrata.

There is a one-time production bonus of US$133,333 owed to each of the three former partners in S.L.M. "Santa Julia de la Sierra La Fortuna”, owner of the mining concession "Santa Julia 1 al 3", payable to these persons two years after putting the Project into production.  The purchase options for "Santa Julia 1 al 3" were fully exercised by Noranda Chile Limitada (now Xstrata Copper Chile S.A.).

EXISTING INFRASTRUCTURE

The main access route to the mine and concentrator sites consists of a 83 km long paved section running east from Vallenar through the Huasco River valley and continues for another 46 km of winding dirt and gravel road to the mine and concentrator sites.  Onsite roads are planned to be covered with gravel.

The onsite power distribution grid is 23 kV.  The mine and plant operation are located above 4,000 masl and the construction/operations camp is located at 3,680 masl.  All are located away from potential risk of avalanches and away from archaeological sites. In addition, the camp area is located at a suitable distance from the plant and mine operations to allow a physical separation of work areas from rest areas and to avoid any contamination or pollution by noise, dust, or fumes.  First aid facilities are located close to the camp facilities.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 1-9

www.rpacan.com

HISTORY

The first available written reports indicate that mining activity commenced in the district prior to 1931.  There were a number of small mining operations in the area.  A total of 3.5 million tonnes to 4.0 million tonnes grading 7% Cu to 9% Cu was reported.  The extraction of some secondary sulphide mineralization was also reported.

BHP started work on the La Fortuna Project in late 1992 and by 1994 had completed exploration on the La Fortuna, El Negro, and Cantarito targets.  While the area was recognized as having potential for porphyry copper deposits, the true potential of the La Fortuna target was not recognized.  BHP ceased work in 1994 but maintained the property holdings.

Metallica entered into a joint venture with BHP to test the Cantarito epithermal gold occurrence in 1997.  Metallica conducted general reconnaissance, geochemical, and geophysical studies during the years 1997 and 1998.  In 1998 and 1999, Metallica increased the size of the property and drilled the El Morro area.  Metallica and BHP renegotiated the joint venture and converted it into a Metallica option to purchase.  The importance of the La Fortuna area was recognized at this time.

Noranda Chile S.A. (Noranda) entered into a joint venture with Metallica in September 1999.  During the 1999-2000 campaign, primary attention was paid to the El Morro area with some preliminary but crucial drilling carried out in the La Fortuna area.  The La Fortuna results were very encouraging and the Santa Julia property, lying central to the La Fortuna system, was acquired.  In early 2001, the Santa Julia area was drill-tested and the La Fortuna deposit was discovered.

In 2005, Noranda and Falconbridge merged, and in 2006, Xstrata plc (Xstrata) took control of Falconbridge. In 2008, Metallica, Peak Gold Inc., and New Gold combined to form New Gold Inc.  New Gold purchased Xstrata’s 70% interest which it then sold to Goldcorp. Currently, Goldcorp is the operator with a 70% interest and New Gold owns a 30% interest.

There have been several historical estimates of resources for the El Morro Project, with the most recent by Xstrata/Fluor in 2008.  RPA is not treating these estimates as current Mineral Resources but considers them to be significant as they demonstrate the history of exploration at the El Morro Project.  In 2008, Metallica prepared a resource estimate which is superseded by the current Mineral Resource estimate.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 1-10

www.rpacan.com

There is no past production.

GEOLOGY AND MINERALIZATION

The El Morro District is located within a 16 km wide north-trending graben structure that was uplifted by major reverse faults.  The basement rocks within the graben are Permian-Triassic volcanics that locally form roof pendants within Paleozoic intrusives in the volcanics. The Project area lies at the intersection of the regional north-south to northeast fault system with more local northwest trending fault systems. Porphyries and mineralization are emplaced along this zone of weakness.  At the El Morro and La Fortuna areas, sheeted vein, silica ledges, and local faulting trend in the northwest direction.  The north-south to northeast trend is evident in faulting at the El Morro zone. Many of the Tertiary intrusive bodies are emplaced in these directions.

The El Morro Project area has three known separate zones of porphyry-style copper-gold mineralization. These include La Fortuna, El Morro, and El Negro. The largest hydrothermal alteration system is the La Fortuna-Cantarito area located in the northwest portion of the Project area where a quartz-sericite alteration assemblage covers an area in excess of 1.2 km2.  At the centre of this alteration system, andesitic conglomerates and dacite tuffs are intruded by a dacite porphyry body.

At the El Morro Project, centres of mineralization have been identified at El Morro, El Negro, and La Fortuna.  La Fortuna is the most significant, with the mineralization developed in an Eocene to Oligocene multiphase porphyry system that has intruded volcanic rocks of the Paleocene to Early Eocene Los Altares Formation.

Four distinct zones of mineralization have been defined:
•	Upper leached cap horizon
•	Transitional assemblage of secondary supergene copper oxides
•	Intermediate assemblage of secondary supergene copper sulphides (“enrichment blanket”)
•	Deeper assemblage of primary hypogene sulphides.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 1-11

www.rpacan.com

Chalcopyrite, bornite, minor tennantite and tetrahedrite, and associated pyrite form the copper mineralization in the primary zone.  Gold occurs as free grains, and as inclusions in bornite and pyrite.

EXPLORATION

New Gold’s predecessor, Metallica, conducted general reconnaissance, geochemical and geophysical studies during 1997 and 1998, and in 1999 drilled El Morro where porphyry-type copper-gold-molybdenum mineralization was encountered.  Subsequently, field exploration efforts concentrated on expanding the El Morro discovery with diamond drilling on 200 m spacing.  The four holes drilled at La Fortuna in 2000 confirmed the copper-gold porphyry potential of this area and from then on (2000 to present) the focus of the Project has been the exploration in the district and resource delineation at La Fortuna.

During the period 2000 to 2006, 14 holes were drilled at El Morro, 146 holes (including 58,461 m in 141 diamond holes) at La Fortuna, 26 holes at El Negro, and two holes at Cerro Colorado. The drilling at El Morro intersected country rocks and dacitic dykes up to 30 m wide possibly related to the mineralizing event.  Additionally, magnetic and electrical geophysical surveys were conducted over all the mineralized indications as well as geochemical soil sampling and chip sampling.

Exploration in 2007 focused on infill drilling of 14 new drill holes to increase the knowledge and volume of measured resources within the first five years of the mine plan and also to improve the quality of the reserves within the pit design.

MINERAL RESOURCES

The Mineral Resources estimates prepared for the property were completed by AMEC and are summarized in Table 1-1.  RPA reviewed the block model provided by Goldcorp and concluded that the geological and resource modelling work were reasonable and acceptable to support the 2011 year-end Mineral Resource estimate.  RPA did not identify any major procedural issues that require immediate attention.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 1-12

www.rpacan.com

MINERAL RESERVES

The Mineral Reserves are summarized in Table 1-2.  RPA reviewed the reported resources, production schedules, and cash flow analysis to determine if the resources meet the CIM definitions, to be classified as reserves.  Based on this review, it is RPA’s assessment that the Measured and Indicated Mineral Resource within the final pit design at El Morro can be classified as Proven and Probable Mineral Reserves.

MINING METHOD

The El Morro Project will be an open pit truck and shovel operation.  The open pit will have six phases.  The LOM is based on mining all six phases over a nominal 18-year mine life from 2017 to 2034, and prestripping for one year prior.  The ultimate pit will measure approximately 2.0 km east to west, 2.5 km north to south, and have a maximum depth of approximately 825 m.  The main Waste Rock Facility (WRF) is located to the south of the open pit.  The Tailings Storage Facility (TSF) is located to the south and west of the open pit and downstream of the Main WRF.  Sulphide material is processed in a flotation concentrator and oxide material is treated as waste rock.  Separation of the ore types is done by the mine department based on blast-hole sample analysis.

The pit design is based on 15 m benches with most areas double benched for a total height of 30 m.  The haul road is designed at a width of 38 m with a maximum grade of 10%.  Face angles range from 62° to 67°, and interramp angles range from 40° to 49°.  Geotechnical analysis was completed by Piteau Associates (Piteau).

The mine production schedule was developed based on the mine design.  Production is based on moving a nominal 140 million tonnes a year through 2023 with production decreasing thereafter with completion of mining in 2034.  A total of 2,183 million tonnes of material is planned to be moved over the life of mine, with an average strip ratio of 3.08.

MINERAL PROCESSING

The process plant areas include:

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 1-13

www.rpacan.com

PLANT SITE

•	Primary crushing
•	Coarse ore stockpile and reclaim system
•	Primary and secondary crushing
•	Primary and secondary grinding
•	Flotation
•	Concentrate regrinding
•	Concentrate dewatering
•	Concentrate pumping and pipeline system
•	Tailings water reclaim
•	Water treatment
•	Process water pond and pump system
•	Fresh/fire water ponds and pumping systems

PUNTA CACHOS

•	Concentrate dewatering storage
•	Port facilities to load trucks and ships
•	Sea water desalination plant
•	Desalination water storage, pumps and pipeline

Trade-off studies evaluated the relocation of the process plant facilities from the original 4,000 masl to a lower elevation. As a result of these trade-off studies, a decision was made to relocate all the process plant facilities, with the exception of the crushing plant, to a 3,030 m elevation. Although this had a number of advantages, the cost of the additional materials handling system outweighed the benefits, and the current plan has reverted to the 4,000 masl plant site.

PROJECT INFRASTRUCTURE

The El Morro facilities are distributed over a distance of more than 200 km.  The technical review of the quality of the current access roads to these different project locations shows that upgrades are required and that it is necessary to build new roads to access the mine at El Morro and the concentrate plant and camp facilities at Punta Cachos.  The road to El Morro and Punta Cachos are critical for Project construction and operation and therefore construction has been planned to start prior to Project sanction.

Most of the electrical power required in Chile is transmitted by two main grids.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 1-14

www.rpacan.com

The power required by the El Morro Project will be provided by Sistema Interconectado Central (SIC), the power transmission grid in Central Chile.  In total, there are four power transmission grids in Chile, and additional power plants will be built in the near future. Among these, Castilla thermoelectric power plant, which will provide an additional 2.1 GW to the SIC, is already environmentally approved.  This power plant will be located in the area of Punta Cachos, 90 km north of Huasco port.

SIC will connect El Morro’s transmission system to Castilla substation by a 220 kV double line circuit. The desalination plant and the pumping station No. 1 will be fed from Punta Cachos substation. The filter plant will be fed from the port substations. The pumping stations No. 2, 3, 4, and 5 will be connected to the 220 kV double circuit power lines that run from Castilla substation to El Morro substation.

El Morro plant operation will depend on a desalinated seawater supply system.  Seawater is obtained through a connection to the thermal power plant outfall. The seawater desalination plant is based on reverse osmosis technology with a production capacity of 740 L/s desalinated water (potable water quality) located in Punta Cachos.

The tailings production volume for the LOM (at the end of year 18) has been estimated to be 364.5 million m3. For safety reasons an additional volume of 0.53 million m3 is required to contain the probable maximum flood conditions.

The location of the tailings dam wall was chosen to minimize its volume.  It is scheduled to be constructed in five stages and has a maximum height of 238 m.  The wall construction will be undertaken using waste material from the mine waste dump.  In the upstream face of the wall, one high-density polyethylene (HDPE) impermeable geomembrane will be installed to avoid water seepage through the wall and prevent any failure due to internal erosion.  Potential infiltration water will be channelled through gravels beneath the dam to a collection basin at the base of the dam.

The shipment of concentrate will be from a port located at Punta Cachos, owned and operated by a third party. The third party will invest in the port facilities, including concentrate reception, an enclosed warehouse with the capacity to store 100,000 tonnes of concentrate, concentrate rehandling, and truck and ship loading systems for shipment of concentrate both locally and to international markets.  Based on a copper concentrate production of 850,000 tpa, the capacity of the port is appropriate for El Morro requirements.  A single grade of concentrate is anticipated.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 1-15

www.rpacan.com

ENVIRONMENTAL, PERMITTING AND SOCIAL CONSIDERATIONS

An Environmental Impact Assessment (EIA) has been completed on the El Morro property to assess the anticipated social, economic, and environmental impact of the proposed project.  Environmental baseline data was collected and permitting followed.   These environmental baselines were collected to assess compliance with national regulations and international guidelines as they relate to environmental protection.  This was done to assess and determine if the Project would generate negative impacts and to assist with development of mitigation measures to off-set adverse impacts.

The Environmental Impact Study (EIS) for the Project was submitted to the Chilean government in 2008 and was approved in March of 2011.  An Environmental Impact Statement (DIA) is currently being prepared for a small number of modifications to the Project.  The modifications are intended to improve operations and minimize impacts on the environment.  Once approved, the remaining support permits and authorizations can be obtained.

The existence of the Diaguita ethnic group and their rights on a national level in Chile warrants special consideration going forward.  There is very little information available to socially quantify this population in the Huasco Valley as their recognition by the federal government was not given until after 2002.

Goldcorp must be observant and reactive to this new designation and the impacts on grazing, water, archaeology/heritage and traditional activities and seek to avoid conflicts while maintaining an open dialogue with them and other stakeholders in the community.

Project design elements and modifications have minimized some of these opportunities for impact.  Other opportunities must be continuously evaluated, and where appropriate, proposed/implemented.  Goldcorp has implemented the following to address this sensitive issue:

•	Provide information on an ongoing basis
•	Promote company exposure and its employees in the area
•	Hold regular update meetings
•	Be adaptive to local timings (be available when they are)
•	Be respectful to and consider all Diaguita issues (not just what is important for the Project)

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 1-16

www.rpacan.com

CAPITAL AND OPERATING COST ESTIMATES

The total initial capital expenditure through Year 1 is $3.834 billion including contingency and excluding working capital (Table 1-5).  In addition to the initial capital, there is $859 million in sustaining capital for Years 2 to 18.  The capital costs exclude $24.8 million in closure costs which is capitalized over the life of the Project and expensed at the end of the mine life.  RPA has also estimated initial working capital at $269 million for the first three full years of production.

TABLE 1-5   INITIAL CAPITAL COST
New Gold Inc. – El Morro Project

Capital	Unit	Preproduction and Yr 1	Ongoing, Yrs 2-3	Ongoing, Yrs 3-18	LOM
Initial Capital	US$ 000	3,833,750	0	0	3,833,750
Ongoing Capital	US$ 000	0	158,921	699,636	858,557
Working Capital	US$ 000	235,222	33,384	(268,606)	0
Total	US$ 000	4,068,972	192,305	431,030	4,692,307

Capital	Unit	Preproduction and Yr 1	Ongoing, Yrs 2-3	Ongoing, Yrs 3-18	LOM
Initial Capital	US$ 000	3,833,750	0	0	3,833,750
Ongoing Capital	US$ 000	0	158,922	699,636	858,557
Working Capital	US$ 000	235,222	33,364	(268,606)	0
Total	US$ 000	4,068,972	192,306	455,510	4,692,307

Direct operating cost estimates are summarized in Table 1-6.

TABLE 1-6 DIRECT OPERATING COSTS
New Gold Inc. – El Morro Project

Area	Average Cost
Mining	$5.52 per tonne milled
Flotation Mill	$7.14 per tonne milled
G&A	$2.65 per tonne milled
Total	$15.31 per tonne milled

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 1-17

www.rpacan.com

2 INTRODUCTION

Roscoe Postle Associates Inc. (RPA) was retained by Mr. Mark A. Petersen, Vice President Exploration of New Gold Inc. (New Gold), to prepare an independent Technical Report on the El Morro Project (the Project), located in north-central Chile, Region III, approximately 80 km east of the city of Vallenar.  The purpose of this report is to examine and confirm results of a feasibility study prepared by Hatch Ltd. (Hatch) for Goldcorp Inc. (Goldcorp).  This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.  RPA visited the property on October 12, 2011.  The field office of Goldcorp and one of its core storage areas in Vallenar were visited on October 13, 2011 for discussions and review of core, and the main Chilean office of Goldcorp located in Santiago was visited on October 14, 2011 for further discussions with senior Goldcorp personnel.

Metallica Resources Inc. (Metallica) acquired the El Morro property in 1997 and continued to expand the property area over the following years.  The importance of the El Morro mineralization was recognized in 1999 following the completion of reverse circulation hole RDM-2, which intersected significant copper-gold mineralization.  In September 1999, Noranda Chile Ltda. (Noranda) signed a Joint Venture agreement with Metallica, which committed Noranda to fund the exploration effort on the property.  Noranda earned a 70% interest in the property.  Since that time, there there have been a number of ownership changes through acquisitions, combinations, and sale.  The 70% interest is currently held by Goldcorp.  In June 2008, Metallica completed a business combination with New Gold and Peak Gold Inc. (Peak Gold) forming New Gold Inc., which owns the remaining 30%.  New Gold is an intermediate gold producer with operating assets in the United States, Mexico, and Australia and development projects in Canada and Chile.

Goldcorp has officially approved the decision to commence with the construction of the El Morro Project following the end of the Chilean winter season in September 2012.  Construction is expected to take five years and to have a capital cost of $3.9 billion.  Full production is expected to start in 2018 through a 90,000 tpd concentrator.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 2-1

www.rpacan.com

SOURCES OF INFORMATION

The primary source of information for this report is the feasibility study update prepared by Hatch titled “Sociedad Contractual Minera El Morro, Updated Feasibility Study and Basic Engineer, Final Report for El Morro Project 4,000 Case – 10 de Noviembre de 2011.”  Site visits were carried out by Messrs. R.J. Lambert, L.P. Gochnour, A.P. Hampton, and N.N. Gow.

Discussions were held with personnel from New Gold and Goldcorp:
•	Mr. Gassaway Brown, Gerente Regional de Explorationes, Goldcorp Inc.
•	Dr. Bert J. Huls, Project Director, Goldcorp Inc.
•	Mr. Carlos Ocoa, Gerente Legal, Goldcorp Inc.
•	Juan Jose Anabalon, Environmental Manager, Goldcorp El Morro
•	Alejandro Cecioni, Gerente de Operationes, Goldcorp El Morro
•	Maryse Belanger, Vice President Technical Services, Goldcorp Inc.
•	Claudio Cornejo, Senior Geologist, Goldcorp El Morro
•	Pablo Courard, Mine Planning Superintendent, Goldcorp El Morro
•	Paula Larrondo, Senior Geologist, Goldcorp El Morro
•	Mark Petersen, Vice President Exploration, New Gold Inc.

Mr. Gow is responsible for Sections 3 to 12, 14, and contributed to Sections 1, 2, 4, and 25 to 27.  Mr. Lambert is responsible for Sections 15, 16, 19, 21, and 22 and contributed to Sections 1, 2, and 25 to 27.  Mr. Hampton is responsible for Sections 13, 17, and 18 and contributed to Sections 1, 25, and 26.  Mr. Gochnour is responsible for Section 20 and contributed to Sections 1, 4, 25, and 27.

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27 References.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 2-2

www.rpacan.com

LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the metric system.  All currency in this report is US dollars (US$) unless otherwise noted.

µ	micron	kPa	kilopascal
°C	degree Celsius	kVA	kilovolt-amperes
°F	degree Fahrenheit	kW	kilowatt
µg	microgram	kWh	kilowatt-hour
A	ampere	L	litre
a	annum	L/s	litres per second
bbl	barrels	m	metre
Btu	British thermal units	M	mega (million)
C$	Canadian dollars	m2	square metre
cal	calorie	m3	cubic metre
cfm	cubic feet per minute	min	minute
cm	centimetre	masl	metres above sea level
cm2	square centimetre	mm	millimetre
d	day	mph	miles per hour
dia.	diameter	MVA	megavolt-amperes
dmt	dry metric tonne	MW	megawatt
dwt	dead-weight ton	MWh	megawatt-hour
ft	foot	m3/h	cubic metres per hour
ft/s	foot per second	opt, oz/st	ounce per short ton
ft2	square foot	oz	Troy ounce (31.1035g)
ft3	cubic foot	ppm	part per million
g	gram	psia	pound per square inch absolute
G	giga (billion)	psig	pound per square inch gauge
Gal	Imperial gallon	RL	relative elevation
g/L	gram per litre	s	second
g/t	gram per tonne	st	short ton
gpm	Imperial gallons per minute	stpa	short ton per year
gr/ft3	grain per cubic foot	stpd	short ton per day
gr/m3	grain per cubic metre	t	metric tonne
hr	hour	tpa	metric tonne per year
ha	hectare	tpd	metric tonne per day
hp	horsepower	tph	metric tonne per hour
in	inch	US$	United States dollar
in2	square inch	USg	United States gallon
J	joule	USgpm	US gallon per minute
k	kilo (thousand)	V	volt
kcal	kilocalorie	W	watt
kg	kilogram	wmt	wet metric tonne
km	kilometre	yd3	cubic yard
km/h	kilometre per hour	yr	year
km2	square kilometre

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 2-3

www.rpacan.com

3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Roscoe Postle Associates Inc. (RPA) for New Gold Inc. (New Gold).  The information, conclusions, opinions, and estimates contained herein are based on:
•	Information available to RPA at the time of preparation of this report,

•	Assumptions, conditions, and qualifications as set forth in this report, and

•	Data, reports, and other information supplied by New Gold and Goldcorp and other third party sources.

For the purpose of this report, RPA has relied on ownership information provided by Goldcorp and New Gold.  RPA has not researched property title or mineral rights for the El Morro Project and expresses no opinion as to the ownership status of the property.

RPA has relied on Goldcorp for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the El Morro Project.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 3-1

www.rpacan.com

4 PROPERTY DESCRIPTION AND LOCATION

The El Morro Property is situated within the Municipality of Alto del Carmen, Province of Huasco, in the Copiapó Region (Region III) of northern Chile.  The La Fortuna deposit is centred about Latitude 28° 38’ South and Longitude 69° 53’ West (UTM coordinates 6,833,000N and 413,500E) and sits at an elevation of about 4,125 masl.  The proposed process plant will sit at an altitude of 4,023 masl.  The mine property and associated exploration ground covers an area of about 417 km2.

LAND TENURE

The El Morro Project comprises three mining exploration concessions (two in process), 176 mining development concessions, and 313 mining development concessions in process, as shown in Figures 4-1 and 4-2.

FIGURE 4-1   LOCATION MAP

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 4-1

www.rpacan.com

FIGURE 4-2   GEOGRAPHICAL LOCATION OF MINING PROPERTIES

The mining properties of the Project are located over several surface properties. The mine and most of the onsite infrastructure is located within two properties: one called Hacienda Agrícola Los Huasco Altinos and another called Hacienda Jarilla. Strategic access to these properties has been partially secured through legal mining easements. Linear and other off-site infrastructure such as water and concentrate pipelines, power line, concentrate filtering and desalinization plants spread over state-owned properties called Estancia Yerbas Buenas and Estancia Portezuelo del Médano, Rincón de La Mula, Quebrada Olvilluda and over a private property called Hacienda Castilla (Figures 4-3, 4-4, and 4-5).

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 4-2

www.rpacan.com

FIGURE 4-3   ADJACENT SURFACE LANDS – EL MORRO PROJECT (1)

FIGURE 4-4   ADJACENT SURFACE LANDS – EL MORRO PROJECT (2)

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 4-3

www.rpacan.com

FIGURE 4-5   ADJACENT SURFACE LANDS – EL MORRO PROJECT (3)

LAND OWNERSHIP

Under Chilean law, the Owner of a mining project does not need to own the surface land on which the project's facilities will be implanted. Sufficient title to develop a mining project consists of having easement rights and/or rights of way over the surface properties where the project pit and facilities will be emplaced.

Los Huasco Altinos farming community currently owns the surface property, called Estancia Los Huasco Altinos, which covers the projected mine pit and mine facilities area for the Project.  The Project operator obtained a judicial mining easement over such property to secure proper exercise of the mining rights and operations. However, at the North boundary of this property the projected pit area is not covered by the aforementioned judicial mining easement due to an error in coordinates.  A judicial filing is being prepared to correct this error.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 4-4

www.rpacan.com

Other facilities, such as power lines, concentrate pipeline, desalination plant, concentrate filtering plant, aqueduct, and access roads will be built on properties called Estancia Agrícola Los Huasco Altinos (mentioned above), Hacienda Manflas, Estancia Jarilla Lote B, Estancia Jarilla Lote A, Estancia Quebrada Algarrobal, state-owned properties called Estancia Yerbas Buenas and Estancia Portezuelo del Médano, Rincón de La Mula, Quebrada Olvilluda and Hacienda Castilla, where easement rights are partially secured, either through direct negotiations with the owners or through a judicial mining easement request. Temporary access for condemnation drilling operations were obtained through voluntary easement agreements with the owners of Hacienda Manflas and ex-Hacienda Pulido, from the province of Copiapó.

EASEMENTS (RIGHTS OF WAY AND OCCUPATION)

There are currently the following four legal mining easements granted to the Project operator.

Estancia Agrícola Los Huasco Altinos

On March 17, 2006, the Court of Appeals of Copiapó confirmed the ruling of the First Civil Court of Vallenar rendered on September 27, 2005, and granted a legal mining easement in favor of the mining development properties known as "Santa Julia 1 to 3" of the Project (dominant tenement) over a property called "Estancia Los Huasco Altinos," owned by Los Huasco Altinos Farming Community (servient tenement). Such right was confirmed by a Supreme Court ruling on October 30, 2006, this right of way and occupancy is intended to secure access to the future mine pit and mine facilities and covers a surface of 10,190.22 ha. It is granted for a period of 30 years, such term being the Project's estimated life, and indemnity to the landowner is to be paid annually.

Estancia Jarilla & Estancia El Algarrobal

The second legal mining easement was agreed and made by and between the operator and Mr. Victor Rissetto Vaccarezza on April 7, 2006, the latter as owner of a property called "Estancia Jarilla or San Bartolomé" (servient tenement). This right of way and occupancy covers the projected location for an access road, concentrate and water pipelines, power line, and copper concentrate filter plant from the North Pan-American Highway to the project location, and it is granted for the entire duration of the Project, which is estimated to be 30 years. Indemnity is also to be paid to the landowner annually. This agreement was amended in April 30 and December of year 2008 to adjust the servient tenement boundaries, thereby also recognizing the existence of another property called Estancia El Algarrobal, granting an identical easement right over the same and splitting the originally agreed indemnity prorated to the purported use of these two properties by Project infrastructure.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 4-5

www.rpacan.com

On April 10 2008, Minera Relincho Copper S.A. (subsidiary of Teck Resources Limited, Teck) entered into a Promise to Purchase Agreement with respect to a portion of Estancia Jarilla identified as “Lote A”, coupled with an Option Agreement to purchase the balance surface of Estancia Jarilla and Estancia El Algarrobal. Purchase of “Lote A” was executed in 2009 and the option to acquire the balance property is today validly standing (without exclusivity, but coupled with a first right of refusal in favor of Teck).  The above-mentioned Option Agreement also includes a prohibition over the purported property to encumber it with any lien or to limit ownership or transfer in any manner such title, in whole or in part. Nevertheless, Promise to Purchase, Purchase and Option agreements recognize the existence and respect the easement agreement signed by owner with El Morro Project operator, over all concerned properties.

Easements from Estancia El Algarrobal to the Coast

From Estancia El Algarrobal to the Desalination and concentrate filtering plants location, the Project infrastructure crosses several state-owned and private properties. The first section of this area spreads over two State-owned properties named “Estancia Yerbas Buenas” and “Estancia Portezuelo del Médano, Rincón de La Mula, Quebrada Olvilluda”. To secure easement rights over such properties to accommodate Project infrastructure, the Project operator filed on November 4, 2010, according to applicable law, a lawsuit against the State of Chile to obtain a legal mining easement for the entire duration of the Project and this proceeding is currently pending before the 1st Civil Court of Copiapó. Court settlement is pending engineering definition for Project infrastructure. From these two state-owned properties on to the coast line, the projected infrastructure crosses a property named Hacienda Castilla. A voluntary legal mining easement agreement is currently being negotiated with the land-owner.

Access Road Development Easements

The Project's access road is designed to run from the mine pit through Quebrada Algarrobal to its intersection with Highway 5.  In this segment, the road will be built on the surface land called Estancia Los Huasco Altinos, Hacienda Manflas, Estancia Jarilla or San Bartolomé, Estancia Jarilla “Lote A” and Estancia el Algarrobal, as discussed in the previous section. The Operator has secured legal mining easements on a significant percentage of these lands, so the construction of the main access road is legally authorized by the owners of the surface land.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 4-6

www.rpacan.com

ENCUMBRANCES, LIENS, ROYALTIES, AND CHARGES

Please refer to Figure 4-6.

FIGURE 4-6   PROPERTIES RELATED TO PENDING PAYMENT OF ROYALTY FEE OR BONUS

Purchase Option of Metallica Chile Limitada for a Property of S.L.M. (Legal Mining Company) Cantarito and S.L.M. Tronquito

This option was fully exercised by Metallica Chile Limitada on December 28, 2001. Nevertheless, there is to date a 2% net smelter return (NSR) royalty to be paid to S.L.M. Cantarito and Tronquito, which may be required once the Project production begins, pursuant to the corresponding purchase option agreement.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 4-7

www.rpacan.com

The Cantarito 2% NSR royalty affects 7.9% of the tonnes in the Life of Mine (LOM) plan and 3.9% of the revenue.  The revenue is less than the tonnage as the average grade within the Cantarito block is approximately one-half the grade of the overall deposit.

In July 2003, the Metallica and Falconbridge exercised an option and acquired certain mining exploitation concessions from BHP Billiton Limited (BHP). The concessions are referred to as the BHP concessions and have a combined area of 1,849 ha.  BHP retained a 2% NSR royalty on any mining that occurred on the BHP mining concessions.  In December 2004, the Metallica and Falconbridge acquired the 2% NSR royalty from BHP.  Metallica acquired a 30% interest in the royalty and Falconbridge acquired a 70% interest in the royalty.

Assignment of Hereditary Rights/Exercise of Purchase Options for "Santa Julia 1 al 3"

These options were fully exercised by Noranda Chile Limitada (now Xstrata Copper Chile S.A.) as rightful assignee of the Cayo Salinas family’s hereditary rights to the shares in S.L.M. "Santa Julia de la Sierra La Fortuna," owner of the mining concession "Santa Julia 1 al 3." The only outstanding obligation with respect to this transaction is a one-time production bonus of US$133,333 owed to each of the three former partners in the legal mining company, payable to these persons two years after putting the Project into production.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 4-8

www.rpacan.com

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The El Morro Project covers an area of about 417 km2.  The Project is centred on the La Fortuna deposit.  At the time of the RPA visit, the main access route to the mine and concentrator sites consists of a 83 km long paved section (35 km C-485, 24 km C-495 and 24 km C-487) running east from Vallenar through the Huasco river valley and continues for another 46 km of winding dirt and gravel road to the mine and concentrator sites.  Vallenar is located at Kilometre 663 of the Pan-American Highway, north of Santiago.  The road along the valley is paved from Vallenar to the township of Chanchoquin. The gravel/dirt road passes through small towns and farming communities to the east and northeast and reaches the site area located close to the headwaters of a branch of the Huasco River system (the Cazadero River). This area is in the divide with the Copiapó River system to the north (represented by the upper part of the Manflas River).   The site is about 18 km from the border with Argentina.

CLIMATE

The climate at the Project site is typical of the high Andes Mountains. Low annual precipitation, in the form of snow storms, high velocity winds and temperatures falling below zero (Celsius) during a large part of the year are characteristics of the Project site. The predominant wind direction is northwesterly.  Precipitation usually occurs in the winter months (May through August).  The summer months (September through January) are very dry, although occasional electrical storms of short duration and high rainfall intensity may occur. Precipitation is reported to be 214 mm/year with most precipitation falling as snow.

Temperature has been measured in the study area since 2003 at the meteorological station located at the El Morro Camp.  According to these records, average monthly temperatures run from 0.4 °C in July to 7.3 °C in January. The extreme values recorded are 19.2°C and –18.6 °C.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 5-1

www.rpacan.com

LOCAL RESOURCES

Vallenar, like many towns in northern Chile, has a resident historic mining expertise among portions of the population.  This is the result of miners moving into the region back in the early 1800s and having worked on variably sized mining ventures through a number of successive generations. Most new mining ventures in Chile have been able to develop their operations staff and people from existing pools of experienced mining labour.  The recent growth of vineyards and wine making in Vallenar and the countryside along the river systems going towards the La Fortuna deposits has changed the balance of labour towards agrarian interests in the local area and has increased the potential conflict for existing sources of groundwater.  This reality has caused Goldcorp to consider importing all of its water from coastal based desalination plants to avoid agrarian conflicts in the development of the Project.

The majority of the work force for El Morro is expected to come from cities in Region III including Copiapo, Vallenar, Huasco, and Alto del Carmen.

INFRASTRUCTURE

The onsite power distribution grid is 23 kV. Onsite roads will be covered with gravel.  The mine and plant operation are located above 4,000 masl and the construction / operations camp is located at 3,680 masl.  All are located away from potential risk of avalanches and away from archaeological sites.  In addition, the camp area is located at a suitable distance from the plant and mine operations to allow a physical separation of work areas from rest areas and to avoid any contamination or pollution by noise, dust or fumes.  First aid facilities are located close to the camp facilities.

PHYSIOGRAPHY

The La Fortuna site is situated at about 4,100 m above sea level.  The area is a high-altitude Cordilleran desert and is in the southern part of the Atacama desert region.  A small amount of low vegetation is present in creek bottoms, but otherwise the area is devoid of any significant plant life.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 5-2

www.rpacan.com

6 HISTORY

A summary of the property ownership is presented in Table 6-1.

TABLE 6-1   HISTORY OF OWNERSHIP
New Gold Inc. El Morro Project

Year	Owner/ Operator	Comments
1992	BHP Billiton Limited (BHP)	Explored La Fortuna, El Negro and Cantarito prospects until 1994
1997	Metallica Resources Inc./BHP	Metallica as operator in JV with BHP 50% each.
1999	Metallica	Metallica and BHP renegotiate the JV and convert it into a Metallica option to purchase
1999	Metallica/Noranda Chile S.A.	Noranda could earn up to 70% interest
2005	Metallica/Falconbridge	Merger with Noranda gives Falconbridge 70% interest.
2006	Metallica/Xstrata	Acquisition of Falconbridge gives Xstrata 70% interest)
2008	New Gold/Xstrata	A business combination between Metallica, Peak Gold and New Gold was finalized
2010	New Gold/Xstrata	Xstrata offers its 70% operating interest for sale
2010	New Gold	New Gold exercises right of first refusal and acquires 100%
2010	New Gold/Goldcorp	Goldcorp acquires 70% operating interest, New Gold 30%

The first available written reports indicate that mining activity commenced in the district prior to 1931 (Lightner, 2001).  Various reports show that there were a number of small mining operations in the area.  Available tonnages of 3.5 million tonnes to 4 million tonnes grading 7% Cu to 9% Cu are reported.  The extraction of some secondary sulphide mineralization was also reported.

BHP Billiton Limited (BHP) started work on its La Fortuna Project in late 1992 and by 1994 had completed exploration on the La Fortuna, El Negro and Cantarito targets.  The BHP exploration involved geophysics, geochemistry, geologic mapping, and drilling of both reverse circulation (RC) and diamond core.  A total of 3,567 m were drilled at La Fortuna, 1,376 m at Cantarito, and 100 m at El Negro.  While the area was recognized as having potential for porphyry copper deposits, the true potential of the La Fortuna target was not recognized.  BHP ceased work in 1994 but maintained the property holdings.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 6-1

www.rpacan.com

Metallica Resources Inc. (Metallica) was attracted by the high grade Cantarito epithermal gold occurrence and, in 1997, optioned the area from BHP and claimed adjacent exploration ground at El Morro (formerly the Piuquenes prospect).  In 1998, Metallica signed a purchase option agreement with Sociedad Legal Minera Tronquito and Sociedad Legal Minera Cantarito (Rene Martin-Osvaldo Frias), consolidating its control over a total area of 3,354 ha.  Metallica conducted general reconnaissance, geochemical, and geophysical studies during the years 1997 and 1998.  In 1998 and 1999, Metallica increased the size of the property and drilled the El Morro area.  Metallica and BHP renegotiated the joint venture and converted it into a Metallica option to purchase.  The importance of the La Fortuna area was recognized at about this time.

Several unsuccessful attempts were made to negotiate the acquisition of the small Santa Julia property which covered the area of the old mines.  As a result of the successful 1999 drilling campaign, Metallica expanded its holdings on El Morro ground with additional exploration claims, its holdings eventually totalling 14,300 ha.

Noranda Chile S.A. (Noranda) was attracted to the area by some of the Metallica results and entered into a joint venture with Metallica in September 1999.  Under the deal, Noranda could earn a 70% equity interest in the property.  During the 1999-2000 campaign, primary attention was paid to the El Morro area with some preliminary but crucial drilling carried out in the La Fortuna area.  At El Morro, grade and continuity of mineralization were less than expected.  However, the La Fortuna results were very encouraging and the Santa Julia property, lying central to the La Fortuna system, was acquired.  In early 2001, the Santa Julia area was drill-tested and the La Fortuna deposit was discovered.

In 2005, Noranda and Falconbridge merged under the name Falconbridge and in 2006, Xstrata plc (Xstrata) took control of Falconbridge. In 2008, Metallica, Peak Gold, and New Gold combined to form New Gold Inc. New Gold’s subsidiary exercised its right of first refusal to acquire Xstrata’s 70% interest in January 2010.  It borrowed funds from Goldcorp, to purchase the 70% interest which it subsequently sold.  Currently, a Goldcorp subsidiary is the operator with 70% interest and New Gold owns the 30% interest.

A summary of work conducted on the El Morro Project is outlined in Table 6-2.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 6-2

www.rpacan.com

TABLE 6-2 HISTORY OF EXPLORATION
New Gold Inc.- El Morro Project

Year	Company	Work Completed
<1931	various companies	Small open pits and vertical shafts in copper oxides, including the La Fortuna mine

1992 -1994	BHP	Geological mapping, chip sampling, T.E.M. geophysical survey and regional airborne magnetic survey, 5,044 m drilling (28 RC and 1 DDH)

1997 -1999	Metallica Resources Inc.
- Geological mapping, trenching, talus and chip sampling, PIMA alteration studies, enzyme leach/MMI profiles, IP and ground magnetic surveys and regional mapping/Landsat TM surveys and stream sediment sampling, 3,713 m of drilling in 17 RC and 500 m (1 DDH)

- Completed and executed the Martin purchase option agreement
- Staked concessions surrounding La Fortuna property
- Drilled its wholly owned El Morro property area and intersected porphyry type copper-gold -molybdenum mineralization.
- Renegotiated JV with BHP into a Metallica option to purchase.
- Recognized the important potential of the La Fortuna area

1999- 2001	Noranda Chile S.A.	- Optioned the property (to acquire up to 70%). The agreement included the Martin and BHP options to purchase owned by Metallica
- Property and regional geological mapping, property chip and talus sampling and IP and ground magnetics surveys and regional chip sampling and IP surveys.
- Primary attention on El Morro but encouraging results at La Fortuna
- Acquired the Santa Julia property lying central to the La Fortuna system
- Drill tested the Santa Julia property area and discovered the La Fortuna orebody

2001	Metallica Resources Inc.	Technical Report (NI 43-101) by Fred Lightner due to reported inferred mineral resource by Noranda (material to Metallica)

2000-2002	Noranda Chile S.A.	22 RC and 75 DDH in 35,256 m of drilling

2005-2006	Falconbridge	Noranda and Falconbridge merged in 2005, under the name of Falconbridge, 97 DDH (38,650 m)

2006 -2007	Xstrata	took control of Falconbridge, 32 DDH (15,913 m)
Pre Feasibility Study by Hatch

2007	Xstrata	8 DDH (3,382 m)
Feasibility Study by Fluor

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 6-3

www.rpacan.com

Year	Company	Work Completed
2008	New Gold	Metallica, Peak Gold, and New Gold combine to form New Gold Inc. 30% interest transferred to New Gold.

2008	Xstrata	Feasibility Audit by AMEC

2009	Xstrata	Feasibility Study by Bechtel

2010	New Gold / Goldcorp	Exercised ROFR and bought Xstrata's 70% interest and sold it to Goldcorp. New Gold retains 30% interest.

2010	Goldcorp	Work by Hatch to update the Feasibility study
Resource Estimation Technical Report 2011 by AMEC

PIMA= portable infrared measuring apparatus
T.E.M.= transient electromagnetics
ICP= inductively coupled plasma
MMI=molecular morphology and imaging
RC= reverse circulation
DDH= diamond drill hole
ROFR= right of first refusal

A summary of historical resource estimates is presented in Table 6-3.

TABLE 6-3 HISTORICAL MINERAL RESOURCE ESTIMATES
New Gold Inc.- El Morro Project

Year	Company	Historical Resource	Source
<1931	various	3.5 million to 4 million tonnes at 7% to 9% Cu	Lightner 2001
2001	Noranda	Inferred Mineral Resource of 540 million tonnes 0.55% Cu, 0.51g/t Au at 0.3% Cu cut off on La Fortuna area	Lightner 2001
2004	Noranda	Inferred Mineral Resource of 45 million tonnes 0.50% Cu and 0.18 g/t Au in an enriched sulphide layer
2005-2006	Metallica
Measured Mineral Resource of 189 million tonnes 0.69% Cu, 0.69 g/t Au, Indicated Mineral Resource of 300 million tonnes 0.53% Cu, 0.49 g/t Au, Inferred Mineral Resource of 227 million tonnes grading 0.485Cu, 0.41 g/t Au for the La Fortuna deposit.
Inferred Mineral Resource of 132 million tonnes grading 0.38% Cu, 0.14 g/t Au in the El Morro deposit.
Davis and Petersen 2005, Petersen and Roco 2006
2008	Xstrata	Proven and Probable Reserves 450,234 million t 0.58% Cu, 0.46g/t Au	Fluor Chile S.A. 2008

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 6-4

www.rpacan.com

RPA is not treating these estimates as current Mineral Resources but considers that they are historically significant demonstrating the history of exploration of the El Morro Project.

There is no past production.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 6-5

www.rpacan.com

7 GEOLOGICAL SETTING AND MINERALIZATION

The following is largely taken from Pincock Allen & Holt (PAH), 2008 and Lightner, 2001.

REGIONAL GEOLOGY

The El Morro Project is in the El Morro Mining District in the Main Cordillera of the Copiapó Region (Region III) in northern Chile at an elevation ranging from 4,000 masl to 4,200 masl at the southernmost extension of the Chilean porphyry copper belt of Eocene to Oligocene age. It is located in a 16 km wide by 50 km long graben bordered on both sides by regional scale north-south to north-northeast trending faults. The regional geology of the Fortuna area is shown in Figure 7-1.

The oldest exposed rocks in the El Morro District are late Paleozoic (Triassic?) intrusives and volcanics associated with the Elqui Limarí and Chollay Batholiths (Mpodozis and Kay, 1990, 1992). These rocks, which form the basement to Mesozoic and Cenozoic volcanic and sedimentary sequences, include Late Carboniferous to early Permian subduction-related tonalites (Guanta Unit), Permian volcanics (Pastos Blancos Group) and a younger group of mostly leucocratic granitoids and rhyolitic porphyries, probably coeval with the Pastos Blancos Group volcanics (Ingaguás Complex Intrusives).

The basement rocks are overlain by Mesozoic and Cenozoic volcanic and sedimentary sequences, namely the La Totora Formation, Lagunillas Formation, Quebrada Seca Formation, Los Altares Volcanic Sequence and Eocene to Lower Oligocene magmatism, mineralization, volcanism and sedimentation.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 7-1

www.rpacan.com

LA FORTUNA
CANTARITO
EL NEGRO
EL MORRO
Cerro Colorado
N
Legend:
Geochronology
Structures
0
1
2
3
4
Kilometres

Figure 7-1

New Gold Inc.

El Morro Project
Chile

Regional Geology of El Morro District

March 2012

Source: New Gold inc., 2011.

7-2

www.rpacan.com

The La Tortora Formation, a sequence of mafic amygdaloidal flows hundreds of metres thick, volcaniclastic breccias and minor lenses of continental clastic strata, unconformably overlies the Pastos Blancos Group. The overlying Lagunillas Formation is comprised of a thin sedimentary sequence of Jurassic sandstones and mudstones that are “brick red” in colour. It is uncomformably overlain by the Quebrada Seca Formation, a thick succession (more than 400 m in places) of continental red beds (Lower Member) interbedded with subordinate welded rhyolitic tuffs, capped by an up to 300 m of a well stratified succession of pervasively propylitic altered amygdaloidal basalts and basaltic andesites which conformably overlie the sedimentary member both east and west of La Fortuna (Upper Member). Near La Fortuna the Lower Member unconformably overlies ignimbrites and tuffs of the Pastos Blancos Group. The Lower Member consists of medium to coarse grained conglomerates and sandstones which host the copper-gold mineralization at La Fortuna and El Morro and are extensively intruded by andesitic dykes and sills. The thickness of the Lower Member dramatically diminishes westward as sandstones become the dominant facies. In the area to the west of La Fortuna, the lower member never exceeds more than 100 m in total thickness.

The Quebrada Seca Formation is unconformably overlain by Paleocene to Early Eocene white to pale yellow rhyodacitic tuffs (regionally referred to as the “Manflas Ignimbrites”) and minor andesitic lavas and breccias of the Los Altares Volcanic Sequence which is present northwest and north of El Morro.  Mpodozis and Gardeweg (2007) have tentatively included in the Los Altares Sequence the extensively altered tuffs that host the copper-gold mineralization in the eastern part of the La Fortuna deposit and the gold mineralization in Cantaritos. This correlation is based upon the similar stratigraphic position of the La Fortuna dacitic crystal to lithic tuffs over red beds of Quebrada Seca Formation and the occurrence of tuffs of the Los Altares Volcanic Sequence that outcrop as isolated remnants below the Cantaritos Gravels, immediately north of La Fortuna.

These rocks are intruded by Eocene to Early Oligocene intrusives in three eastward-younging belts. The Central Late Eocene Belt includes the cluster of variably altered porphyritic stocks, dykes and sills associated with the altered and mineralized zones at El Negro, La Fortuna, Cantaritos and El Morro. They form a string of bodies that trend north-south along 5.5 km and west-northwest over a distance of 5 km.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 7-3

www.rpacan.com

Red conglomerates and breccias (up to 300 m thick) of the Oligocene- Early Miocene El Marancel Strata, two rhyolitic to rhyodacitic moderately welded to non-welded ignimbrites known as the Cantaritos Ignimbrites and a group of isolated leucocratic granitoid stocks comprise the youngest rock units in the El Morro District. Miocene coarse conglomerates and gravels (Cantaritos Gravels) up to 350 m thick conformably overlie the Cantaritos Ignimbrites and unconformably overlie the older rock units.

The following section is taken from PAH, 2008.

The structure of the El Morro District shows the typical thick-skinned style of the Main Andean Cordillera of Chile from 28º to 31º South Latitude.  This style is dominated by high angle east and west verging reverse faults and uplifted basement blocks separated by relative tectonic “depressions” or “grabens” where the Mesozoic and Tertiary cover sequences have been preserved from erosion. This is the case of the El Morro District which sits at the center of a tectonic depression enclosed to the west by the west dipping Cazadero fault and, to the east by the east dipping Cantaritos fault. The Cantaritos fault was active during the Miocene as indicated by the syntectonic Cantaritos gravels which once filled most of the El Morro District depression, recording the progressive uplift and “unroofing” of the Cerros de Cantaritos basement block.

Older, late Cretaceous, early Paleocene and Eocene-Early Oligocene, mainly compressional, deformation episodes significantly contributed to the El Morro District structural architecture. The most relevant of these was the Eocene-Early Oligocene “Incaic” event, which was intimately associated with the emplacement of the intrusives hosting the mineralization in the district.  Incaic-age structures are exposed, west of La Fortuna, as a set of north- south trending high angle reverse faults (La Iglesia, Manflas, Piuquenes, Vizcachas-La Guardia Faults). These faults postdate the Paleocene – Early Eocene Los Altares Sequence and are undoubtedly older than the Cantaritos Gravels and the Cerro Colorado Volcanic Complex. North of El Morro, this last unit unconformably overlies strongly folded and faulted ignimbrites of possible Paleocene-early Oligocene age as well as sealing the regional high angle faults.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 7-4

www.rpacan.com

The most outstanding feature of the Incaic reverse faults is the fact that they change dip along strike when traversing the El Morro District from north to south. North of Quebrada Piuquenes, the Vizcachas-La Guardia Fault dips to the west, but its southern extension (Piuquenes Fault) dips to the east. The change in dip is associated with a corridor of west to northwest, sub vertical “transfer of tear” faults which show map-scale evidence of left lateral strike slip displacements and concentrate most of the strain induced by the change of dip on the master reverse faults.  The transfer fault zone extends to the southeast towards La Fortuna and Cantaritos where mineralized porphyries were emplaced syntectonically, similar to most major Eocene-Early Oligocene porphyry copper deposits of northern Chile, during the Incaic tectonic event.

LOCAL GEOLOGY

The El Morro district is located within a 16 km wide north-trending graben structure that was uplifted by major reverse faults. The basement rocks within the graben are Permian-Triassic volcanics that locally form roof pendants within Paleozoic intrusives in the volcanics. The Project area lies at the intersection of the regional north-south to northeast fault system with more local northwest trending fault systems. Porphyries and mineralization are emplaced along this zone of weakness. At the El Morro and La Fortuna areas, sheeted vein, silica ledges, and local faulting trend in the northwest direction. The north-south to northeast trend is evident in faulting at the El Morro zone. Many of the Tertiary intrusive bodies are emplaced in these directions.

PROPERTY GEOLOGY

The following section is largely taken from PAH, 2008.

Figure 7-2 shows a typical stratigraphic section for El Morro.  A map showing the geology of the property is presented in Figure 7-3.  Geologic sections, looking northwest, are shown in Figures 7-4 through 7-6.

The El Morro Project area has three known separate zones of porphyry-style copper-gold mineralization. These include La Fortuna, El Morro and El Negro. The largest hydrothermal alteration system is the La Fortuna-Cantarito area located in the northwest portion of the Project area where a quartz-sericite alteration assemblage covers an area in excess of 1.2 square km. At the center of this alteration system, andesitic conglomerates and dacite tuffs are intruded by a dacite porphyry body.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 7-5

www.rpacan.com

Oligocene - Lower Miocene Magmatism, Volcanism and Sedimentation
Eocene - Lower Oligocene Magmatism, Mineralisation, Volcanism and Sedimentation
Los Altares Volcanic Sequence (Palaeocene - Lower Eocene)
Quebrada Seca Formation (Upper Cretaceous Sedimentation and Volcanism)
Lagunillas Formation (Jurassic Sedimentation)
La Totora Formation (Upper Triassic Volcanism)
Palaeozoic - Triassic Basement

Figure 7-2

New Gold Inc.

El Morro Project
Chile

Stratigraphic Column

March 2012

Source: pincock, allen & holt, 2008.

7-6

www.rpacan.com

413,000 E
413,500 E
6,833,500 N
6,833,000 N
6,832,500 N
Legend:
Gravels
Amphibolic Porphyry (PA)
Fortuna Breccia (BF)
Late Porphyry (PT)
Biotitic Porphyry (PB)
Feldspatic Porphyry (PF)
Igneous Breccia - PF mtx (BI)
Tuffs (TI)
Faults
4,000 m measured reserves contours
N
Drill Holes Campaigns
DDH Infill 2007
DDH Oriented 2006 - 2007
DDH Deep 2006
DDH Metalurgical 2005 - 2006
DDH Geological 2000 - 2006
RC Exploration 1993 - 1999
0 50 100 150 200
Metres

Figure 7-3

New Gold Inc.

El Morro Project
Chile

La Fortuna Geology Map

March 2012

Source: pincock, allen & holt, 2008.

7-7

www.rpacan.com

SW
NE
6832600 N
6833000 N
6833400 N
4200 Z
4100 Z
4000 Z
3900 Z
3800 Z
3700 Z
3600 Z
3500 Z
3400 Z
DDHF-11
DDHF-167
DDHF-23
DDHF-78
DDHF-163
DDHF-21
DDHF-60
DDHF-04
DDHF-50
DDHF-97
DDHF-149
Legend:
Gravel
Leach
Oxide
Secondary Sulphide
Primary Sulphide
Reserve Pit Outline

Figure 7-4

New Gold Inc.

El Morro Project
Chile

La Fortuna
Cross Section 2295

March 2012

Source: New Gold Inc., 2011.

  7-8

www.rpacan.com

SW
NE
6832600 N
6833000 N
6833400 N
4100 Z
4000 Z
3900 Z
3800 Z
3700 Z
3600 Z
3500 Z
3400 Z
3300 Z
DDHF-155
DDHF-134
DDHF-156
DDHF-56
DDHF-12A
DDHF-99
DDHF-73
DDHF-39
DDHF-19
DDHF-53
DDHF-124
DDHF-24
DDHF-140
DDHF-125
DDHF-64
DDHF-120
Legend:
Gravel
Leach
Oxide
Secondary Sulphide
Primary Sulphide
Reserve Pit Outline

Figure 7-5

New Gold Inc.

El Morro Project

Chile

La Fortuna
Cross Section 2465

March 2012

Source: New Gold Inc., 2011.

7-9

www.rpacan.com

SW
NE
6832400 N
6832800 N
6833200 N
6833600 N
4200 Z
4100 Z
4000 Z
3900 Z
3800 Z
3700 Z
3600 Z
3500 Z
3400 Z
DDHF-80
DDHF-05
DDHF-173
DDHF-58
DDHF-105
DDHF-54
DDHF-62
DDHF-139
DDHF-165
DDHF-63
DDHF-104
DDHF-142
DDHF-52
Legend:
Gravel
Leach
Oxide
Secondary Sulphide
Primary Sulphide
Reserve Pit Outline

Figure 7-6

New Gold Inc.

El Morro Project
Chile

La Fortuna
Cross Section 2555

March 2012

Source: New Gold Inc., 2011.

7-10

www.rpacan.com

Approximately three kilometres to the southwest of La Fortuna is the El Negro zone where a potassic altered area covers about 0.5 square km. Here a mineralized quartz-stockwork zone is developed at the contact between potassically altered granodioritic porphyry and andesitic sandstone-conglomerate sequences.

Four kilometres west of La Fortuna is the El Morro zone where, although there is no known existence of an intrusive body, geophysical and geochemical evidence and the presence of peripheral porphyry dykes point to the existence of one at depth. A northwest trending zone of quartz-stockwork occurs in the central area of El Morro. A kaolinite hydrothermal alteration halo grades inward to a quartz-sericite alteration and then to a potassic core defining a hydrothermal alteration area that covers an area of approximately one square km.

To date, Mineral Resources have been defined on the La Fortuna and the El Morro zones with La Fortuna being the larger of the two.

The La Fortuna deposit is columnar in shape and extends 800 m in length (in a north-northeast direction) by 600 m in width, with at least 1,000 m in vertical depth. The deposit remains open at depth.

At La Fortuna, copper and gold mineralization is primarily hosted in two porphyry phases termed Feldspar Porphyry (FP) and Quartz Porphyry (QP) which intrude Paleocene-Early Eocene dacitic crystal tuffs, volcanic breccias and agglomerates of the Los Altares Volcanic Sequence. A third intermineral porphyry phase with a distinctive porphyritic texture is Biotite Porphyry (BP). Although it is not clear which porphyry is youngest, all porphyry units are subvertical cylindrical to dyke-like in shape.

Younger barren porphyries include subvertical, dyke-like bodies of amphibole porphyry (AP) and late porphyry (LP).

Igneous breccia texture is present along the contacts between the porphyries and also at the contact of the porphyries with the wallrock. The main northwest structure controls both the emplacement of the Intrusive/Tectonic breccia and the hydrothermal alteration breccias (HB) where the dominant matrix may be either siliceous, tourmaline-, quartz-sericite-, or sulphide-rich.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 7-11

www.rpacan.com

The mineralization and altered copper-gold porphyries are covered by a loosely consolidated post mineral gravel deposit (Cantaritos Gravels).

Alteration consists of a potassic core (biotite, potash feldspar and magnetite) at depth, surrounded by argillic intermediate alteration (chlorite, illite, montmorillonite). Phyllic alteration (quartz, sericite) is widespread and decreases with depth. Strong supergene alteration (kaolinite) overprints early mineralogical assemblages to 400 m in depth. Advanced argillic alteration (alunite, dickite, pyrophyllite) is present along northwest trending structures.

Abundant and wide sub-vertical northwest and north-northeast trending faults cross the deposit.

MINERALIZATION

The following section is mostly taken from Hatch 2011, PAH 2008, AMEC 2011 and Lightner 2001.

At the El Morro Project, centres of mineralization have been identified at El Morro, El Negro and La Fortuna which is the most significant. At La Fortuna, mineralization is developed in an Eocene to Oligocene multiphase porphyry system that has intruded volcanic rocks of the Paleocene to Early Eocene Los Altares Formation.

The mineralized multiphase porphyry system is a vertically dipping cylindrical shape that covers an approximate area of 800 m by 600 m, and exists to a vertical extent of at least one kilometre. It remains open at depth. North-northwest trending faults and the La Fortuna and Cantarito Faults appear to constrain the northern and southern limits of the intrusive complex. The two most productive porphyries at La Fortuna are the Feldspar Porphyry (FP) and Quartz Porphyry (QP). A third porphyry, the Biotite Porphyry (BP), is also mineralized.

Four distinct zones of mineralization have been defined:
•	Upper leached cap horizon
•	Transitional assemblage of secondary supergene copper oxides
•	Intermediate assemblage of secondary supergene copper sulphides (“enrichment blanket”)
•	Deeper assemblage of primary hypogene sulphides.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 7-12

www.rpacan.com

The leached cap varies markedly in thickness from tens of metres up to 300 m. Copper grades typically range from 0.01% to 0.04% Cu, while gold grades tend to reflect original primary hypogene grades.

The copper oxide zone is poorly developed and is typically less than 30 m in thickness and grades on average 0.5% Cu.  Copper oxide minerals are located directly on top of the secondary enrichment blanket and preferentially inside the FP unit. Mineralogy consists of both copper oxides and a mixed assemblage of copper oxides and secondary copper sulphides. Copper oxide minerals include atacamite, chrysocolla and minor cuprite and copper wad.

The secondary enrichment zone is a 30 m to 40 m thick blanket on average but is up to 100 m in thickness in the northeastern part of the deposit. Copper mineralization includes chalcocite, digenite, and lesser covellite. Grades within the blanket range from about 0.2% Cu in the volcanic host country rocks to 0.7% to 1.0% Cu in the intrusive units.

Chalcopyrite, bornite, minor tennantite and tetrahedrite, and associated pyrite form the copper mineralization in the primary zone. Gold occurs as free grains, and as inclusions in bornite and pyrite. Mineralization remains open at depth and is associated with three main vein types which are the following;
•	Quartz veinlets with magnetite (or hematite), potash feldspar, occasional chalcopyrite and bornite, and no alteration halo
•	Quartz veinlets with chalcopyrite, bornite, and pyrite with no alteration halo
•	Sulphide veinlets, with pyrite-chalcopyrite, and a sericitic halo

Primary copper sulphides and gold mineralization are strongest within the FP unit where average grades are 0.6% Cu and 0.7 g/t Au. Lower grade mineralization occurs within the BP with grades averaging 0.4% Cu and 0.44 g/t Au. Copper and gold grades within the AP and tuff units are still lower, averaging 0.22% and 0.18% Cu, and 0.32 g/t Au and 0.15 g/t Au, respectively.

In the primary zone, gold and copper ratios are approximately 1:1, and the grade distribution is laterally and vertically uniform.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 7-13

www.rpacan.com

8 DEPOSIT TYPES

The La Fortuna deposit of the El Morro Project can be classified as a typical copper-gold porphyry deposit. Porphyry copper-gold deposits are associated with the intrusion of multiple phases of similar composition porphyritic rocks into the country host rocks and the fluids that accompany them during the transition and cooling from magma to rock. Successive envelopes of hydrothermal alteration typically enclose a core of ore minerals disseminated in breccia zones, stockwork hairline fractures and veins.  The deposits typically have an outer chlorite mineral alteration zone. Quartz-sericite alteration typically occurs closer to the center and may overprint. A central potassic alteration zone is commonly associated with most of the mineralization.  Fractures are often filled or coated by sulfides, or by quartz veins and veinlets with sulfides. The upper portions of the deposit are often subjected to supergene enrichment whereby the metals in the upper portion of the deposit are dissolved and carried down to below the water table where they are precipitated.

Porphyry deposits typically contain from 0.4% Cu to 1.0% Cu with lesser amounts of Au, Ag, and Mo. This type of deposit is currently the largest source of copper ore worldwide.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 8-1

www.rpacan.com

9 EXPLORATION

The following section is mostly taken from PAH 2008.  The most recent exploration that has been completed has been diamond drilling and underground sampling.

New Gold’s predecessor, Metallica, conducted general reconnaissance, geochemical and geophysical studies during 1997 and 1998, and in 1999 drilled El Morro where porphyry-type copper-gold-molybdenum mineralization was encountered.  The best RC hole RDM-2 was twinned with diamond drill hole DDHM-1, where the intercept was 170 m at 0.83% Cu, 0.26 g/t Au, and 0.014% Mo.  During the period from 1997 to 1999, a total of 3,213 m of RC drilling was completed in 17 holes divided between the four areas of El Morro (seven holes), La Fortuna (four holes), Cantarito (four holes) and El Negro (two holes).  Additionally, one core hole was drilled at El Morro to a depth of 500 m.

In 1999, field exploration efforts concentrated on expanding the El Morro discovery in DDHM-1 with diamond drilling on 200 m spacing.  Although consistent mineralization was intersected, no porphyry was identified and the grades at that time did not justify further drilling. The four holes drilled at La Fortuna in 2000 confirmed the copper-gold porphyry potential of this area and from then on (2000 to present) the focus of the Project has been the exploration in the district and resource delineation at La Fortuna.

During the period 2000 to 2006, 14 holes were drilled at El Morro: 146 holes (including 58,461 m in 141 diamond holes) at La Fortuna, 26 holes at El Negro, and two holes at Cerro Colorado. Additionally, magnetic and electrical geophysical surveys were conducted over all the mineralized indications as well as geochemical soil sampling and chip sampling.  In 2005, an inferred resource was estimated for the El Morro deposit, as described in Section 6 History, corresponding to the enriched sulphide horizon beneath a 40 m to 140 m thick leached cap; with the mineralization exhibiting strong structural control and an updated mineral resource estimate was prepared for the Fortuna deposit (Davis and Petersen, 2005; Petersen and Roco, 2006).  The drilling at El Morro intersected country rocks and dacitic dykes up to 30 m wide possibly related to the mineralizing event.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 9-1

www.rpacan.com

Exploration in 2007 focused on infill drilling of 14 new drill holes to increase the knowledge and volume of measured resources within the first five years of the mine plan and also to improve the quality of the reserves within the pit design.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 9-2

www.rpacan.com

10 DRILLING

A history of the drilling conducted on the property is summarized in Table 10-1.

TABLE 10-1   HISTORY OF DRILLING
New Gold Inc.-El Morro Project

Campaign	RC	DDH	Total Holes	Total Length (m)
BHP 1992-1994	28	1	29	5,043.35
Metallica 1997-1999	17	1	18	3,713.10
Noranda 2000-2002	22	75	97	35,255.68
Falconbridge 2005-2006	0	97	97	38,650.40
Xstrata 2006-2007	0	32	32	15,912.65
Xstrata 2007	0	8	8	3,381.45
Total	67	214	281	101,956.63

CORE SIZE

All of the diamond drilling that has been completed on the property is PQ (83.1 mm in diameter), HQ3 (63.5 mm), or NQ3 (47.6 mm) core sizes.  Wireline core retrieval was used for all of the drilling.

CORE DRILLING

The diamond drilling carried out was typically oriented at 030° or 210°.  Dips of the holes varied from -65° to -70°.  Hole lengths range from 84 m to 752 m, and average 363 m.  Drilling has been completed on a nominal grid of 55 m by 55 m grid spacing in the centre of the deposit widening to approximately 100 m by 100m to 150 m by 150 m grid spacing on the edges of the deposit.  The earlier RC drilling was not used in the estimation of Mineral Resources but was used for geological information.

LOGGING

The initial logging for the Project was revised by Noranda in 2002.  Standardized logging codes were established, supported by use of a type sample set, and petrographic descriptions.  At the completion of the 2007 drilling campaign, the majority of the earlier drilling was relogged to ensure internal logging consistency.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 10-1

www.rpacan.com

All of the drill collars have been located by survey.  After 2006, a second independent contractor checked the hole locations using high definition GPS instrumentation that was reported to have a horizontal precision of 5 mm.

DOWNHOLE SURVEYS

Downhole surveys were completed on all of the diamond drill holes.  Surveys were completed using:
•	A single shot Sperry Sun instrument.
•	A gyroscopic instrument.
•	A Maxibor (readings at 3 m downhole intervals.

Some of the RC holes were also surveyed with the Sperry Sun instrument.

RECOVERY

Drilling recovery data is available for the majority of the diamond drill core (Table 10-2).  Generally, core recovery is good, although low recovery zones were noted in the initial 20 m to 30 m of drilling.  This area corresponds to the leached cap of the deposit.

TABLE 10-2 CORE RECOVERY SUMMARY
New Gold Inc. - El Morro Project

Recovery %	0%-20%	20%-40%	40%-60%	60%-80%	80%-100%	Total
Drill Length	2,329	453	939	3,988	77,267	84,975
% of Total Drilling	2.74	0.53	1.10	4.69	90.93	100
Recovered Drill Length	50	141	488	2,927	74,878	78,484
% of Total Drilling	0.06	0.18	0.62	3.73	95.41	100

SAMPLING

There are incomplete data for the earlier sampling by Metallica and BHP.  Sampling appears to have been completed on one metre intervals.

REVERSE CIRCULATION DRILLING

RC samples were collected at two metre intervals in plastic bags at the sample cyclone.  Samples were split at the drill site and an approximately four kilogram sample was sent for assay.  An additional small sample was generated and washed for logging, which was done at either the Project logging facility or offsite at the Project office.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 10-2

www.rpacan.com

DIAMOND DRILLING

Core was placed in wooden boxes by the drillers.  The individual boxes were marked with a permanent marker and individual runs marked with wooden blocks.  Structural logging was completed at the drill site.  The core was photographed at the drill site.  The core was transported back to the central logging facility and geological and geotechnical logging completed.

During the 2000-2002 drilling campaigns, core splitting was completed by Bondar Clegg personnel, under Noranda supervision.  Core splitting was carried out using mechanical splitters.

During the 2006 and 2007 Xstrata drilling campaigns, Andes Analytical Ltd. was contracted for core splitting and sample preparation.  Sampling was undertaken using mechanical and electrohydraulic core splitters for NQ and HQ core, producing half core samples.  The entire half core was submitted for assay.  PQ core was split twice using a circular rock saw and one quarter of the core was sent for assay.

All of the Noranda and Xstrata core was sampled on two metre intervals, irrespective of lithology or mineralization style.

DENSITY

After 2002, density samples were taken at regular four metre intervals for all diamond drill core.  Bulk density factors were determined using 10 cm to 20 cm pieces of unsplit NQ or HQ core.  All of the core was wax-coated prior to measurement.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 10-3

www.rpacan.com

11 SAMPLE PREPARATION, ANALYSES AND SECURITY

The mineral resource estimate prepared by Larrondo (2011) of AMEC relied on the diamond drilling.  Earlier RC drill holes were not used in the final database.

Core is logged at the deposit site by Goldcorp personnel.  Core is marked up for sampling and the core sent for splitting.  Typically, the core is divided into two metre samples.  The core is split at the deposit using hydraulic splitters.  The use of hydraulic splitters is considered acceptable because the mineralization is disseminated, fine grained, and evenly distributed.  This work is carried out by Supervisore IMG, a division of SGS.

After splitting, the half core is transported to Vallenar for storage.  Goldcorp currently maintains five storage buildings in Vallenar for core storage.  One of the storage buildings was visited by RPA and the core was seen to be well maintained.

The samples resulting from the core splitting are transported to laboratories in La Serena.  Each sample typically weighs about five to eight kilograms.  Goldcorp is using two separate laboratories in La Serena.  The primary laboratory is Activation Labs (El Laboratorio Actlabs Chile S.A.).  ALS Chemex (La Serena Mineral Labs) acted as a primary laboratory in periods of high activity but was generally the secondary laboratory.  Both of these laboratories are certified ISO 9001:2000 for sample preparation and mineral testing and are independent of Goldcorp and New Gold.  Samples were assayed for Cu, Au, Ag, Mo, and As.

SAMPLE PREPARATION

The same sample preparation protocols were used at the two laboratories.  These are:
•	Sample is dried at about 70°C.
•	Each sample is crushed to >95% passing 10 mesh.
•	Sample homogenization is completed.
•	A 1 kg main sample is cut, together with two 1 kg duplicate samples. The reject sample is passed to storage.
•	The main sample and one duplicate are remixed and pulverized to >95 passing 150 mesh
•	A Jones splitter is used to cut a 250 g main pulp that passes to the analytical laboratory. Two individual 205 g duplicates are cut. The remainder of the pulp material is stored.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 11-1

www.rpacan.com

The analyses for copper, silver, arsenic, and molybdenum are determined using atomic absorption spectroscopy (AAS).  The protocol for analysis is:
•	A 100 g pulp sample is digested with 5 mL of HF for 30 minutes
•	The sample is shaken with 5 mL of HNO3 and 15 ml of HCl and 3 mL of HClO4.
•	A further 10 mL of concentrated HCl are added and cooled.
•	The sample is shaken with Na2SO4 and diluted with 100 mL of distilled water.
•	Metals are determined with AAS.

The limits of detection for each metal are 1 ppm Ag, 5 ppm As, and 0.001% Cu and Mo.

Gold assays are determined using a 50 g fire assay with AAS follow-up.  The limit of detection is 0.01 ppm Au.  The limits of detection for each laboratory are slightly different but the differences are insignificant at the typical grades of mineralization.  RPA considers that these sample and assay protocols meet industry standards.

QUALITY ASSURANCE /QUALITY CONTROL

Goldcorp has a well-developed protocol for all of its quality assurance/quality control (QA/QC) activities (Cornejo, 2008).  The existing protocol was developed prior to Goldcorp’s involvement with the Project and has been in use for a number of drilling projects since 2002 (Anon., 2008).  The insertion of control samples is carried out on batches of 40 samples that are sent to the laboratory.  Each batch of 40 samples includes:
•	One field blank.
•	One pulp blank.
•	One control sample.
•	Reject replicate sample.
•	Pulp replicate sample sent to the second laboratory.
•	Duplicate core sample.
•	A particle size test.
•	One multi-element assay by inductively coupled plasma (ICP).

The protocol includes methods to check the results as they become available.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 11-2

www.rpacan.com

AMEC (Anon., 2008) completed a detailed QA/QC audit of the El Morro Project.  The work is more detailed than that completed by RPA.  AMEC (Anon., 2008) concluded that “results of the analytical quality control program of the analyses of copper and gold is considered to be accurate and precise.”  While some minor issues were discussed at the time, AMEC (Larrondo, 2011) concluded that the data are reliable for use in the Mineral Resource estimate.

In RPA’s opinion, the QA/QC testing is detailed and rigorous and exceeds normal industry standards.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 11-3

www.rpacan.com

12 DATA VERIFICATION

A group of representatives from RPA visited the El Morro Project on October 12, 2011.  At the time of the visit, no drilling was being carried out within the pit area.  Some condemnation drilling was being completed in areas away from the pit.  During the property visit, the sampling building was inspected and discussions held with the representatives on site.

Once the core is logged and sampled on site, it is moved to one of five warehouses maintained by Goldcorp in the town of Vallenar.  The main offices in Vallenar were visited on October 13, 2011.  A number of representative diamond drill holes were laid out and the core was inspected and compared to the drill logs.  Discussions were held with personnel familiar with the logging, sampling, and database management procedures.

RPA did not complete independent sampling of any of the El Morro core.  The reasons for this are that there is no current diamond drilling in the pit area in progress and that the core in storage in Vallenar is now partially oxidized.  Further, a major independent assessment of the QA/QC programs of the El Morro Project has been completed in the past by AMEC (Anon., 2008).

RPA is of the opinion that the data is adequate for the estimation of Mineral Resources and Mineral Reserves.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 12-1

www.rpacan.com

13 MINERAL PROCESSING AND METALLURGICAL TESTING

HISTORY AND PREVIOUS REPORTS

In August 2010, work commenced to update preliminary designs and the feasibility study for the El Morro Project.  Hatch had previously carried out a prefeasibility study in 2006. This was followed by a feasibility study by Fluor (2007), and a second feasibility study by Bechtel (2009).  All this previous work was done for Xstrata, the operator of the El Morro Project in that period.  Hatch has based the current study (2010-2011) on the documents associated with the Hatch prefeasibility study and the Fluor study. The Bechtel study was also available for reference. There are many references in this report to the previous work, and thus, for clarity, they are referred to as:

•	PFSH – El Morro Project Prefeasibility Study Report by Hatch Ingenieros Y Consultores Ltda for Xstrata Copper Chile S.A. dated January 31, 2007.

•	FSF – El Morro Project, Chile, Feasibility Study Final Report, Prepared for Xstrata Copper by Fluor Chile S.A. – March 31, 2008.

•	FFSH – Sociedad Contractual Minera El Morro, Updated Feasibility Study and Basic Engineering, Final Report for El Morro Project 4,000 Case, Hatch Chile – November 10, 2011.

The El Morro deposit has been extensively studied and analyzed since 1999 by respected commercial testing laboratories, consultants, and technology providers.

ORE TYPES - END MEMBER DEFINITION

During the pre-feasibility study developed by Hatch (PFSH), and subsequent studies, the El Morro deposit was determined to be made up of six distinctive end members or ore types, of which five are major and a sixth is a subset type.  An end member is a grouping of ores that possess similar compositional and textural characteristics and are expected to exhibit similar metallurgical performance.  The end members include:
•	Strongly Enriched Supergene (SES), Quartz Porphyry (QP)
•	Weakly Enriched Supergene (WES), Quartz Porphyry (QP)
•	High Gold Hypogene Quartz Porphyry (HGH)
•	Low Gold Hypogene Quartz Porphyry (LGH)
•	Biotite Porphyry, (BPB), a subset of LGH.
•	Tuff (Supergene)

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 13-1

www.rpacan.com

Mineralogical and metallurgical testing was performed on each of the five end members and flotation studies were performed on the BPB member.  Pilot testing was performed on two of the end members, WES and LGH/BPB.

The BPB end member was not included in the full metallurgical program as a separate end member because the occurrence was too deep in the resource to obtain sufficient mass for testing during the 2006 drill program. Table 13-1 lists the end members and their contributions to the FFSH Life of Mine (LOM) and FSF first five year production plans.

TABLE 13-1   DISTRIBUTION OF END MEMBERS – JULY 2011 MINE PLAN – FFSH
New Gold Inc. - El Morro Project

End Member	FSFH Portion of Reserves Only Mine Plan, (%)	FSFH Portion of Five Year Mine Plan, (%)	FSF 5Year Mine Plan (%)	FSFH Head Grades LOM Cu (%)	FFSH 5 Year Mine Plan Cu (%)	FSF 5 Year Mine Plan Cu (%)
HGH	17.5	9.6	8.4	0.71	0.67	0.67
LGH/BPB	34.6	38.3	49.3	0.53	0.58	0.58
SES	4.1	91.9	9.8	0.95	1.07	0.89
WES	2.69	98.1	11.0	0.75	0.79	0.71
TUFF	41.0	32.1	21.5	0.37	0.49	0.58
Weighted Averages				0.52	0.64	0.68

Additional testing conducted under the direction of Xstrata during the feasibility study developed by Fluor (FSF) focused on pilot plant testing of two of the end members, WES and LGH/BPB, testing of the pilot plant tailings, and a kinetic test for each of the five end member composites generated during the PFSH.

The comprehensive package of testwork performed on El Morro ore prior to the final feasibility study developed by Hatch (FFSH), included all aspects of the process from grinding (Julius Kruttschnitt Mineral Research Centre (JKMRC), Minnovex and Moly Cop work) through flotation (SGS Lakefield Research Limited (SGS), AminPro, Process Research Associates Group (PRA), and dewatering (Delkor, Outotec, Dorr Oliver, FLSmith, Eimco and Larox), providing El Morro with the following data and information:
•	Process design criteria values.
•	Grinding circuit energy requirements for each end member.
•	Flotation response relationships for each end member.
•	A viable method of tailings disposal and the prediction of plant recoveries.
•	Grades of concentrate expected using the mine plan issued in July 2011.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 13-2

www.rpacan.com

Subsequent to the issue of the FSF, additional flotation testwork was conducted at G&T Metallurgical Laboratories (G&T) in October 2009. The outcome of this test program resulted in the modification of the flotation circuit design and revision of the metal recovery and concentrate grade algorithms, which were subsequently incorporated into the current July 2011 mine plan.

MINERALOGY OF THE END MEMBERS

Mineralogy was generated by Xstrata’s QEMSCAN studies of the ores.  Figure 13-1 shows the distribution of copper minerals in the end members.  Details of these studies are described in Appendix D.1 of the FSF.

FIGURE 13-1   COPPER MINERALOGY ACROSS END MEMBERS

The microscopy studies also investigated the degree of copper liberation and dissemination for each end member. The most liberated copper minerals are found in the hypogene end members.  Particles measuring 150 μm show 60% and 51% liberation for the high and low grade ores respectively, whereas the remaining end members show less than 50% liberation, with TUFF having the least amount of liberated copper (40%).

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 13-3

www.rpacan.com

Conversely, the amount of finely disseminated copper is most prominent with TUFF (28%). The end members with the least amount of disseminated copper are the high grade hypogene and the SES at approximately 16% and 17%, respectively.

METALLURGICAL SAMPLING

A metallurgical core drilling program was executed to obtain core samples of sufficient size and weight for metallurgical testing.  The core was prepared and sampled according to Xstrata (Falconbridge) protocol U-001-E-1, Metallurgical Sample Selection.  Six PQ (85 mm) core holes were drilled to provide samples of sufficient size for comminution testing and six HQ (64 mm) core holes were drilled for flotation and other metallurgical testing. The six PQ holes were located to provide spatial separation for end members across the deposit. The HQ holes were located according to both metallurgical and geological requirements, and to provide sufficient mass for metallurgical testing. A minimum mass of 1,900 kg of drill core for each ore type was targeted. An additional four PQ and HQ holes were drilled late in the program to provide additional mass for testing.

Drill cores were stored in trays until samples were selected and removed for JK Drop Weight testing, and development of metallurgical test composites for subsequent flotation and grindability testing was completed.  Remaining core was placed in nitrogen for long-term storage.

Each end member was representatively sampled to obtain the appropriate weights of sample for the testwork.

Composite samples were prepared, as described in the Xstrata protocol U-001-E-1, Metallurgical Sample Selection, and U-001-F-1 Metallurgical Sample Preparation, and tested according to protocols U-001-F-2, Grinding Characterization Testwork, and U-001-F-3, Batch Flotation Testwork, to provide grind and flotation response data for each end member. Subsequently, bulk samples of each end member were extracted from a sample audit.  Bulk samples of the WES and LGH/BPB ores were extracted during the FSF.  The protocols and metallurgical test reports are included in Appendix D of the FHF feasibility study document by Fluor.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 13-4

www.rpacan.com

RPA considers the sample selection, handling, preparation, and compositing protocols used in support of the El Morro Project to be consistent and acceptable with respect to standard industry practices.

COMMINUTION

The El Morro Project will employ semi-autogenous grinding (SAG) mills.  During the FSF, 87 samples of El Morro variability drill core samples were subjected to SAG Power index (SPI), Bond Work index (BWi), and Crusher index (Ci) testing (by SGS) to determine the energy requirements for processing of the various end members. In addition, a SAG analysis was conducted on five end member drill core composite samples from the El Morro deposit.  These samples were evaluated using both the SGS and JKMRC methodologies. SAG mill specific energies were indicated from the pilot plant tests of the WES and LGH ores.

A comparison of the grindability parameters determined for the five end member composite samples are presented in Table 13-2.

TABLE 13-2   CEET AND JKSIMMET HARDNESS PARAMETERS
New Gold Inc. - El Morro Project

End Member Composite Samples	CEET			JK Drop Weight Parameters		Abrasion Index
	Bond Crusher Work Index, Ci, (kWh/t)	SAG Power Index, SPI, (min)	Bond Ball Mill Work Index, BWI, (kWh/t)	Axb	ta	Ai (g)
HGH	31.9	35	12.6	124	1.61	0.17
LGH	31.4	66	12.7	55	0.66	0.19
SES	37.0	40	11.7	156	2.09	0.12
WES	31.1	32	11.2	60	0.44	0.11
TUFF	37.9	22	10.7	170	2.99	0.06

SPI was plotted against Axb values to obtain a correlation between the two parameters (Figure 13-2).  The linear correlation coefficient was approximately 0.856, which was considered to be a reasonably typical relationship between the two parameters.  The WES end member was not included in the correlation as there was no relationship to the other results.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 13-5

www.rpacan.com

FIGURE 13-2   SPI AND AXB PARAMETER CORRELATION

Figure 13-3 shows a comparison of the SPI profile of the El Morro samples compared to the profiles of other selected mines in the SGS database of copper deposits.

FIGURE 13-3   SAG POWER INDEX PROFILES

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 13-6

www.rpacan.com

When comparing the cumulative distributions of the El Morro ores (all end members) for both SPI and BWi values, El Morro samples represent the lowest grinding energy demand of the Atacama copper porphyry ores in the SGS (MinnovEX) database. El Morro end members are significantly lower comminution energy ores than those of Collahuasi.

The initial development work was conducted using a throughput target of 81,560 tpd. This target was increased to 90,000 tpd part way through the FSF and continued to be used in the FFSH.

The 87 sample data set was used together with a year-by-year production plan to create data sets for the Comminution Economic Evaluation Tool (CEET) simulation on the El Morro deposit.  Based on these data sets, the throughput and grind targets are achieved on a LOM basis through the installation of 18 MW on the SAG mill and 34.2 MW on the ball mills. However, application of the CEET comminution model to the FSF August 2007 version of the mine production plan demonstrated that, without adjustment of the mine plan, large fluctuations in ore hardness will be present after the ninth year. These fluctuations have both positive and negative effects on capacity and grind. If the mills selected on the basis of the average hardness are retained during mine planning and plant design optimization studies, the plant could operate with annual averages below 90,000 tpd for the tenth, eleventh, and fourteenth years (Figure 13-4); or if the tonnage target is maintained at 90,000 tpd, then at a flotation feed P80 greater than the targeted 130 μm. If ball mills larger than 8.2 m by 13 m (27 ft by 42.5 ft) are selected, operation would be best at reduced speeds to minimize operational difficulties with the softer ores.

FIGURE 13-4   FEASIBILITY STUDY CAPACITY EVALUATION FOR SELECTED GRINDING CIRCUIT (91,654 TPD, P80 132 µm)

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 13-7

www.rpacan.com

Mill power values quoted in this section refer to applied power that can be drawn on a continuous long-term basis. To provide the required grinding energy, the installed power of the mills considered the applied grinding energy as 90% of the installed available power for the SAG mills and 95% of the installed available power for the ball mills. The applied grinding energy for the SAG mill has been changed in the FFSH from 90% to 85%.

The analysis and subsequent modelling of the sample population (87 variability samples) produced the following average specific energy requirements for each end member, according to the study developed during the FSF “Grinding Circuit Design for the Xstrata Copper – El Morro Project” by SGS and shown in Table 13-3.

TABLE 13-3   AVERAGE SPECIFIC ENERGY REQUIREMENTS FROM VARIABILITY TESTING
New Gold Inc. - El Morro Project

End Member	Average Specific Energy Requirements, kWh/t
HGH	11.67
LGH	11.39
SES	10.73
WES	11.15
TUFF	9.16

In the FSF, ball mill size and motor power alternatives were analyzed to support a 90,000 tpd design capacity throughout the entire Project.  The trade-off study (A3KV-300-F-RP-002 “Ball mill sizing”) recommended two 8.2 m by 13 m (27 ft by 42.5 ft) ball mills with 18 MW motors each.

FLOTATION

FLOTATION TESTING PROGRAMS

The FSF flotation testwork was performed by SGS and PRA on the five end member composites.  The results were used in the development of the FSF LOM production plan and in the financial evaluation of the El Morro Project. The testwork programs were primarily structured to deliver kinetic data for use in a flotation simulator, to develop performance models or algorithms for each end member.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 13-8

www.rpacan.com

The flotation test program was performed at SGS facilities during the PFSH.  Pilot tests were performed for end members WES and LGH by reproducing the conditions defined during the laboratory testing period. Flotation metallurgical results obtained at a laboratory scale were confirmed by the pilot plant test for end member WES, but were not confirmed by samples taken from end member LGH. The performance for end member LGH was substantially different for grinding and flotation, in comparison to the performance obtained from the drilling campaign utilized for laboratory scale tests.

The metallurgical testwork performed on each end member included reagent testwork, primary flotation work to determine the performance with changes in the degree of fineness of grind, and cleaner testwork at various regrind levels. All testwork was performed in a manner that measured the flotation kinetics and the maximum recovery of copper and gold in both rougher and cleaner flotation. Most of the testwork included the measurement of gold recoveries.

Locked cycle flotation tests (LCTs) were also performed on all end members to determine the quality of concentrate that could be produced.

In addition to the above work on end members, flotation tests were also performed on a sample that represented the ore blends of the mining plan in years one through five. These tests included rougher pH tests and cleaner tests, varying the pH and regrind levels and an LCT.

Based on recommendations from the SGS work and recommendations from Xstrata, a new test program was executed at PRA and was completed in early November 2007. A description of the work done by both SGS and PRA is contained in Appendix D5 of the FSF.

Opportunities to substitute the fresh process water with untreated seawater were evaluated in the FSF. Tests conducted with seawater indicated that similar results could be expected to those with fresh water, both in rougher and cleaner flotation.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 13-9

www.rpacan.com

FSF AND POST FSF FLOTATION TESTWORK REVIEW AND MODELLING

The PRA testwork was initially undertaken on the same samples used by SGS and subsequently on additional drill core samples for the testing of end member composites, with a strong focus on kinetic model development and calibration.  The stated purpose of the very limited LCT undertaken by PRA was “to calibrate the AminPro-Flot Simplex (AFS) flotation model.” The very detailed account of the testwork undertaken and the kinetic modelling methodology used by AminPro presented in the FSF is contained in Appendix D5 of the FSF.

It was reported that the pilot plant test program, the results of which were not fully reported in the FSF, encountered numerous problems associated with inappropriate equipment sizing and operating stability.  Consequently, this program failed to generate satisfactory data in support of the FSF recovery predictions developed using fundamental kinetic modelling.  Reports on each of the four end members tested in the pilot plant are included in Appendix IV of this FFSH.

Xstrata commissioned post-FSF flotation testwork in 2009 at G&T with emphasis on primary grind size selection and extensive rougher flotation variability testing.  Despite the sample quality issues associated with aged material, the G&T program achieved the following objectives:
•	Confirmation of the primary grind size selection of 130μm.

•
Identification of a strong linkage between rougher flotation recovery and rougher flotation feed pulp density, with superior results being obtained at 22% solids, compared to 35% solids (in contradiction of earlier testwork results).

•	Identification of copper recovery problems with two material types:
o	Non-sulphide copper associated with micas and chlorites.
o	Non-sulphide copper associated with the TUFF end member.

•
Affirmation of the need to model the arsenic level in the orebody as an appreciable amount of concentrate generated in the laboratory from the TUFF and SES end members contained elevated levels of arsenic.

•	Identification of a potential opportunity to achieve higher copper concentrate grades than previously predicted with a finer than design regrind size P80 of 15 to 20μm.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 13-10

www.rpacan.com

Subsequent to Xstrata’s divestment of their interest in the Project, various parties were engaged by Goldcorp to review the flotation test data.  It was evident that the limited LCT data available did not adequately support the FSF recovery algorithms for at least three of the five end members. This is evidenced in the copper recovery/concentrate grade plots derived from the algorithms and the LCT data from the PRA testwork program from which the kinetic modelling data was derived.

In the absence of suitable samples for further flotation testwork to validate the FSF recovery algorithms, Keane Mineral Engineering (KME) of Tucson, Arizona, and G. Butcher Consulting (GBC) of Brisbane, Australia, were engaged to undertake a review of the flotation testwork and FSF metal recovery algorithms.

KME recommended the use of alternative recovery algorithms developed from the 2009 G&T flotation test program.

The KME recovery algorithms predicted a LOM copper metal recovery approximately 6% lower, and gold recovery approximately 4% lower, than the kinetically modelled FSF recoveries.  GBC considered these KME predictions to be overly conservative, due to the generally poorer metal recoveries attributable to oxidation of the G&T test samples and unoptimized flotation conditions deployed for the variability testing. Alternative recovery algorithms have been recommended by GBC for use until fresh ore samples become available for further locked cycle flotation testwork. These recovery algorithms, which lie mid-range between the FSF and KME recovery estimates, have been adopted for the revised mass balances required for design purposes in the FFSH.  The revised recovery algorithms, presented in Table 13-4, result in a LOM copper recovery approximately 2.9% lower, and an LOM gold recovery approximately 3.7% lower, than FSF predictions based on the March 2008 Mine Plan.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 13-11

www.rpacan.com

TABLE 13-4   REVISED RECOVERY ALGORITHMS
New Gold Inc. - El Morro Project

End Member	Cu Recovery %	Maximum Cu Recovery, %	Au Recovery, %	Maximum Au Recovery, %
TUFF	4.80*[Head Grade Cu]+81.18	88.3	73.0	N/A
LGH	2.268*ln[Head Grade Cu]+87.42	89.4	8.409*ln[Head Grade Au]+67.27	67.5
HGH	5.121*ln[Head Grade Cu]+86.86	94.9	0.837*ln[Head Grade Au]+69.82	73.0
SES	1.180*ln[Head Grade Cu]+89.47	93.7	64.9	N/A
TUFF	84.2	N/A	66.4	N/A

RPA used the formulas from Table 13-4 to calculate the copper and gold recoveries.  Over the mine life, average copper recoveries are 85.1% and gold recoveries are 67.2%.

KME recommended minimum tailing values for each end member for block modelling, while AminPro applied minimum recoveries to the algorithms. The minimum copper tailing grades for each end member, which were derived from the application of the revised recovery algorithms to the KME values, are shown in Table 13-5.

TABLE 13-5   MINIMUM FINAL COPPER TAILINGS GRADES
New Gold Inc. - El Morro Project

End Member	Minimum Tail, %Cu
TUFF	0.030
LGH	0.035
HGH	0.041
SES	0.053
WES	0.057

FSF concentrate grade predictions were developed using similarly complex kinetic relationships and as a function of copper and/or gold head grade. The KME concentrate grade predictions are independent of head grade and are higher than in the FSF for the supergene ores. These higher copper concentrate grades are believed to be a function of the 15 μm to 20 μm regrind size used in the G&T cleaner and locked cycle flotation tests compared to the FSF design criteria size of 25 μm.  GBC recommended mid-range concentrate grade predictions and these have been adopted for this FFSH as shown in Table 13-6.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 13-12

www.rpacan.com

TABLE 13-6   RECOMMENDED COPPER CONCENTRATE GRADE ALGORITHMS
New Gold Inc. - El Morro Project

End Member	Concentrate Grade, %Cu
TUFF	4.851*ln[Head Grade Cu]+35.17
LGH	2.075*[Head Grade Cu]+26.77
HGH	1.862*ln[Head Grade Cu]+29.78
SES	5.260*ln[Head Grade Cu]+30.11
WES	6.576*ln[Head Grade Cu]+42.74

RPA used the formulas from Table 13-6 to calculate copper concentrate grades.  Copper grades in concentrate average 29.6% over the mine life.

The higher KME concentrate grade predictions indicate a potential, also supported by mineral liberation data, for an increased final concentrate grade opportunity with a finer regrind than the regrind size initially selected for the FSF design.  This would need to be confirmed prior to the detail engineering phase with more detailed evaluation, especially with respect to the copper concentrate grade – gold recovery relationship.

It is evident from data analysis that the FSF and KME concentrate grade and recovery algorithms are not well-supported by the locked cycle flotation test data and that the revised concentrate grade and metal recovery predictions used for the FFSH represent a compromise. It was recommended that further metallurgical sampling be undertaken for additional flotation testwork, especially for the LGH, HGH, and WES end members (Hatch opinion).  The LCT data for these three ore types, which contribute over 70% of the recovered metal value at El Morro, show poor correlation with both the FSF and KME recovery algorithms.

Based on the July 2011 mine plan and the revised recovery algorithms, the production forecast indicated that the recoveries of copper and gold will average 86.6% and 67.3%, respectively, for the life of the mine.

The production tonnages for the July 2011 mine plan are shown in comparison with the feasibility production schedule in Figure 13-5 and the concentrate grades in Figure 13-6.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 13-13

www.rpacan.com

FIGURE 13-5   EL MORRO ORE AND CONCENTRATE PRODUCTION TONNAGE ESTIMATES

FIGURE 13-6   EL MORRO CONCENTRATE PRODUCTION AND GRADE ESTIMATES

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 13-14

www.rpacan.com

EQUIPMENT SIZING

The equipment sizing for the El Morro Project has been determined to provide good recovery levels at typical industry standard pulling rates (through froth recoveries).  The number of cells/rows of cells added to each of the stages of the circuit was determined by kinetic modelling by ProMet101 Pty Ltd (ProMet101). The FSF selected the largest proven cell size at that time of 200 m3 for the rougher flotation circuit. This proven size has subsequently increased to a cell size of 300 m3 for the entire flotation circuit. The circuit configuration is represented in Table 13-7.

TABLE 13-7   FLOTATION CIRCUIT CONFIGURATION
New Gold Inc. - El Morro Project

Rougher Flotation	4 rows of 8 – 300m3 cells
First Cleaner Flotation	1 rows of 3 – 300m3 cells
First Cleaner Scavenger Flotation	1 rows of 3 – 300m3 cells
Second Cleaner Flotation	1 rows of 2 – 300m3 cells
Third Cleaner Flotation	1 – 300m3 cell
Regrind Mill Circuit	1 Vertical Mill – 3000 HP

CONCENTRATE DEWATERING

CONCENTRATE THICKENING

Sedimentation tests for the final concentrate were performed at the Outotec Laboratories and the results are contained in the report "Reporte de Pruebas de Laboratorio de Espesamiento de Concentrados, Outotec, Julio 2007" included in Appendix D.7 of the FSF.  The test results show that the addition of flocculant resulted in an 8% increase in the solids content of the thickener underflow.

Concentrate thickening at the concentrator to 65% solids was initially considered necessary to most efficiently conduct the concentrate via a concentrate pipeline to the filter plant. Subsequent rheology tests indicated that 52% solids would be more appropriate for concentrate transportation to the filter plant facility.

The particle size distribution of the concentrate was measured for thickening.  It should be noted that the samples tested, with P80 values of 42 μm and 62 μm, are considerably coarser than the current design regrind size P80 of 25 μm.

Test data was limited to the LGH end member pilot plant concentrate and testing did not attempt to optimize flocculant dosages. It was considered prudent at this stage to define the design criteria for the sizing of the plant site concentrate thickeners without the addition of flocculant. With additional testing of other end member concentrates and flocculant dosages, it may be possible to reduce the solids loading parameter required to produce a 65 wt% underflow density.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 13-15

www.rpacan.com

To satisfy operational contingencies, El Morro requested that two thickeners be selected for this service, each with capacity to process 75% of the design rate of concentrate production.

The equipment selected was a conventional thickener with flocculant addition. The Fluor trade-off study (A3KV-300-F-RP-001) compared the conventional 40 m diameter thickener alternative with a 25 m diameter high rate thickener (HRT) alternative, both from the Outotec proposal.  The most significant difference between the two thickeners is that the HRT alternative does not allow any temporary concentrate storage in the event of problems in the concentrate pipeline or the filter plant.  The HRT thickener option results in Project net present value (NPV) savings. This is an upside potential and can be reviewed during the EPCM phase.

The trade-off study (A3KV-300-F-RP-001) in the FSF compared the conventional 40 m diameter thickener alternative with a 25 m diameter high rate thickener (HRT) alternative, both from the Outotec proposal. The HRT option results in project NPV savings. This is an upside potential and future Project stages should consider reviewing this option.

CONCENTRATE FILTRATION

Filtration tests were conducted by Larox on LGH end member concentrate. The test reports are included in Appendix D.7 of the FSF. For a higher grade copper concentrate sample, the cake produced from a feed slurry of 65 wt% solids had an 8.1 wt% moisture. At this moisture content, a capacity between 709 kg/m2/h and 737.7 kg/m2/h is indicated.

Filtration tests were conducted on the LGH end member concentrate by Metso Minerals (Sala) and Larox. The test reports are included in Appendix D.7 of the FSF. The FSF selected Larox as the preferred unit, due to its broad industry acceptance in this application and its proven capability to handle sticky filter cake. The high proportion of clays observed in some flotation tests indicated that the El Morro concentrate may be difficult to filter for some ore types.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 13-16

www.rpacan.com

For a higher grade copper concentrate sample, the cake moisture produced from a feed slurry of 65% solids was approximately 8.1% moisture. At this moisture content a capacity of 737.7 kg/m2/h was indicated.

For a lower grade copper concentrate sample, a 65% solids feed slurry generated a product cake of 8% moisture. The capacity determined for this material and moisture was 709 kg/m2/h.

Two Larox filter units were selected for the FSF to provide operational and maintenance contingency.  In April 2011, a test report for GBC, carried out by FLSmidth, was issued and concluded that more filter capacity (m2) would be required – significantly more than the capacity sized during the FSF.  The FLSmidth test report predicted 12% moisture, compared to 9% by Larox.  The report is provided in Appendix IV. There is some concern that the FLSmidth work was carried out on “old” samples; nonetheless, the greater area requirement is significant. This issue requires review in the detailed engineering, and further testwork is warranted.

TAILINGS

Tailings preparation and deposition was specified to be filtered, placed, and compacted for the majority of the FSF.  After numerous tests and the evaluation of many alternate filters, it was determined that it was not feasible to generate tailings at the moisture requirement (< 19% moisture) necessary to provide material suitable for compaction and suitable for supporting the placement and compaction equipment during a seismic event typical of the region. In addition, the filtered product (at 25% moisture) produced by the filters was found to liquefy under vibration frequencies typical of belt conveyor transport.

Thickened tailings studies executed by Dorr-Oliver Eimco (FLSmidth) provided the basis for the selected concept applied in the FSF.  These reports and supplemental information provided by VST Ingenieros Ltda resulted in the Project criteria being changed to allow for spigot placement of thickened tailings within a containment area. Testing of two 5-year composite samples and a pilot plant sample determined that high compression (paste) thickeners would be required, due to the high proportion of fine particles and clay necessary to produce a non-segregating tailings pulp that also provides maximum recovery of water.  This material was determined to be nominally 63% solids.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 13-17

www.rpacan.com

Using the experience of Dorr-Oliver Eimco in the design of thickened tailings (paste characteristics), the FFSH 3,000 case, selected three 66 m diameter, high compression, high torque thickeners to produce a nominal 63% solids tailings product for placement in a disposal area via a combination of launder - pipeline transportation.  In the FFSH 4,000 case, two 81 m diameter thickeners were selected.

The design-limiting characteristic of these thickeners is the achievement, within the thickeners, of mechanically generated sheared yield stress values of close to 150 Pa. This value is required to provide a maintainable flow.  The density values for the El Morro tailings samples are lower (demonstrating the shear yield stress value) than those of many other operations, due to the high proportion of fines in the tailings. The grinding product is specified at a P80 of 130 μm and the regrind product, specified at a P80 of 25 μm (the friable nature of these ores), generates a sub-25 μm fraction of about 40%. It is this ultrafine fraction that is governing the rheological characteristics of the material.

The result of the flotation optimization developed by AminPro concluded that regrinding to a P80 of 25 μm is required to optimize the concentrate grade.  This 2009 change in the design criteria to a P80 of 20 μm implies a change in the fine fraction of the tailings, therefore, the EPCM stage must review the regrinding effect on the overall size distribution and tailings sedimentation.

In order to achieve the objective of reduced process water consumption, Hatch recommended additional testing of laboratory-generated tailings samples with highly controlled particle size distributions.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 13-18

www.rpacan.com

14 MINERAL RESOURCE ESTIMATE

GENERAL STATEMENT

The Mineral Resource estimates that have been reported by Goldcorp were prepared by AMEC International Ingenieria y Constructión Limitada (AMEC).  AMEC was retained in August 2010 to prepare a resource model for the El Morro Project.  The work was carried out by Paula Larrondo, MAusIMM, Principal Geostatistician at AMEC, under the supervision of Dr. Harry Parker, P. Geo., Technical Director at AMEC.  While AMEC completed several iterations in the development of the current block model, the resource model relied on for this report is dated March 2011.

AMEC estimated total copper and gold grades using the ordinary kriging (OK) estimation method.  Some of the estimation domains contained sparse data and the inverse distance squared (ID2) method was used in these areas.  Density was interpolated using the ID2 method.  The work by AMEC was performed using Vulcan software.

The current Mineral Resource estimate is set out in Table 14-1.  The Qualified Person for this estimate is Neil N. Gow, P.Geo.

TABLE 14-1 SUMMARY OF MINERAL RESOURCES – DECEMBER 31, 2011
New Gold Inc. – El Morro Project

		Metal Grade (on a 100% basis)		Contained Metal (on a 30% basis)
Category	Tonnage (Mt)	Grade (g/t Au)	Copper %	(Moz Au)	Copper Mlbs
Measured-Open pit	343	0.55	0.54	1.84	1,233
Indicated-Open pit	333	0.35	0.44	1.12	960
Total Measured + Indicated	676	0.45	0.49	2.95	2,193

Inferred-Open pit	637	0.10	0.25	0.60	1,045
Inferred-Underground	128	0.97	0.78	1.21	660
Total Inferred	766	0.25	0.34	1.81	1,705

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 0.15% Cu for open-pit and 0.20% Cu for underground.
3.	Mineral Resources are estimated using a long-term gold price of US$1,350 per ounce, an average long term copper price of US$3.25 and a CLP/US$ exchange rate of 500.
4.	The Mineral Resources are inclusive of Mineral Reserves.
5.	Numbers may not add due to rounding.
6.	Note that the Metal Grade figures apply to the whole Project, while the Contained Metal figures apply specifically to the New Gold interest.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 14-1

www.rpacan.com

Mineral Resources are estimated based on a Whittle pit shell using $1,350/oz for gold and $3.25/lb for copper.  Within this pit shell is a higher grade underground (potentially block caving) resource that is defined by a cylindrical shape from the 3,450 m elevation down to 3,000 m elevation.

PREVIOUS MINERAL RESOURCE ESTIMATES

The most recent previous Mineral Resource estimates were prepared by Metallica in 2008 (PAH, 2008).  The estimate is summarized in Table 14-2 and is superseded by the Mineral Resource estimate contained in this report.

TABLE 14-2   PREVIOUS MINERAL RESOURCE ESTIMATES
New Gold Inc. – El Morro Project

Company	Category	Tonnage	Grade		Contained Metal
		(Mt)	% Cu	g/t Au	Mlb Cu	Moz Au
Metallica	Measured and Indicated	558	0.547	0.494	6,729	8.9
	Inferred	62	0.343	0.183	472	0.4

DRILL HOLE DATABASE

The drill hole database contains information from 13 drilling campaigns which were carried out by BHP, Metallica, Noranda, Falconbridge, and Xstrata in the period 1992 to 2007.  AMEC (2008) completed an audit of the resources for the La Fortuna porphyry copper deposit for Xstrata.  This work corresponds to the El Morro Project currently owned by Goldcorp and New Gold.  The observations made in the AMEC (2008) report regarding data quality are relied on for this statement as little new information had been acquired for the deposit since the earlier review.

The El Morro database contains 281 (101,957 m) diamond and reverse circulation (RC) drill holes with an average depth of 363 m (Table 14-3).  Drill holes were sampled and assayed for total copper and soluble copper, gold, silver, molybdenum and arsenic.  For the model reviewed here, 59 drill holes were excluded as they lie outside the boundaries of the model.  The remaining 222 drill holes in the database were used for generation of the March 2011 estimate.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 14-2

www.rpacan.com

TABLE 14-3 DRILL HOLE DATABASE
New Gold Inc. – El Morro Project

Campaign	No. of Holes	RC	DDH	Length (m)
				Minimum	Maximum	Average	Total
BHP 1992-1994	29	28	1	40	400	174	5,043
Metallica 1997-1999	18	17	1	80	500	206	3,713
Noranda 2000-2002	97	22	75	100	970	364	35,256
Falconbridge 2005-2007	97	0	97	150	750	398	38,650
Xstrata 2006-2007	32	0	32	118	860	504	15,913
Xstrata 2007	8	0	8	294	534	396	3,381
Totals	281	67	214	40	970	363	101,957

CUT-OFF GRADE

RPA examined the metal prices used, expected costs, and recoveries and estimated a likely cut-off grade of 0.19% Cu.  The AMEC Mineral Resource estimate is reported at a cut-off grade of 0.20% Cu, which RPA considers acceptable.

COMPOSITES

The nominal length of the original samples is two metres.  The AMEC (2011) study assumed a model block height of 15 m and prepared five metre bench composites honouring lithology.  Composites less than 2.5 m and greater than 7.5 m were not used in the resource estimate.  While the lithology interpretation was completed using the original sample resolution, the mineralization and alteration interpretation was generated using five metre composites to reduce excessive variability at shorter scales.  Therefore, original samples were back-tagged by lithology solids and composites were generated considering the interpreted lithology and back-tagged by alteration and mineralization solids.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 14-3

www.rpacan.com

TOPOGRAPHY

Goldcorp provided AMEC with a digital topography surface in Vulcan format.  AMEC compared the surface to the surveyed drill hole collar elevations: 95% of the absolute values of differences found were less than four metres and 83.5% were less than two metres.  Two examples of extreme differences were noted.  Holes RCF-007 and RC-010 showed relative differences between surface and collar elevations of -58.9 m and 68.6 m.  AMEC did not adjust the collar coordinates to the topography; AMEC considered that inconsistencies were acceptable as only 5% of the 281 holes presented differences greater than four metres.  AMEC recommended investigating the source of differences greater than two metres.

CAPPING

Outlier values can impact the grade estimation and cause over-projection of anomalous high grades.  In some cases, high grades can represent a large proportion of the metal content; however, due to the small proportion of such assays, there can be considerable uncertainty as to their associated grade and tonnage.

AMEC performed outlier analysis on gold and copper for each estimation domain.  AMEC used a suite of in-house programs based on Monte Carlo simulation to establish the amount of metal in the highest grade portion of the assays and the amount of metal that is at risk.  The threshold proposed by the method is the one that predicts the high grade metal that should be found four out of five years of production.  AMEC reviewed these values with probability plots for each estimation domain to refine the thresholds at which grades will be restricted during estimation.  AMEC limited the influence of the composites above the thresholds using restricted oriented search ellipses.  For some domains, the thresholds were lowered in the third and fourth passes to prevent the excessive influence of relatively higher grades in areas with sparse data.

In addition to restricting the influence of high grade values during estimation, some estimation domains containing extremely high gold values were capped.  The capped values used are listed in Table 14-4.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 14-4

www.rpacan.com

TABLE 14-4 GOLD CAPPING VALUES
New Gold Inc. – El Morro Project

Domain	Capping Threshold Au (g/t)
202	3.2
204	4.5
300	2.6
347	1.2
542	3.5

DENSITY

Density samples have been taken from diamond drill holes at regular four metre intervals since 2002.  Bulk density factors were determined using wax-coating measurements on 10 cm to 20 cm non-split HQ and NQ core samples.  Goldcorp provided a spreadsheet which contains 12,342 measurements with no logging codes.  AMEC back-tagged density samples with lithology, alteration and mineralization codes from the interpreted solids.  Univariate statistics in the form of histograms and probability plots were generated.  From the exploratory data analysis, AMEC defined density estimation domains based on the mineralization units.  Density values that were considered anomalous according to the cumulative probability distribution were restricted.

VARIOGRAPHY

AMEC generated and modelled downhole and three dimensional experimental, directional correlograms using Sage2001 for gold and copper values in estimation domains with enough data.  Nugget effects were obtained from the down-hole correlograms and are typically lower for gold than for copper.  Experimental correlograms were typically modelled with two exponential models using practical ranges.  AMEC considered that the structure is generally good.  Parameters used to model the experimental correlograms are detailed in Table 14-5 and the modelled parameters for each estimation domain are summarized in Tables 14-6 and 14-7 for gold and copper respectively.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 14-5

www.rpacan.com

TABLE 14-5 EXPERIMENTAL CORRELOGRAM CALCULATION PARAMETERS
New Gold Inc. – El Morro Project

Parameter	Horizontal	Vertical
Lag (m)	100	10
Lag Tolerance (m)	50	5
Horizontal Angle Tolerance (°)	22.5	22.5
Vertical Angle Tolerance (°)	22.5	22.5
Horizontal Bandwidth (m)	200	200
Vertical Bandwidth (m)	30	30

TABLE 14-6 GOLD CORRELOGRAM MODELS
New Gold Inc. – El Morro Project

Domain	Nugget Effect	No. of Structures	Structure Type	Sill Contrib	Rotation (°) Bearing/Plunge/Dip			Major/Semi-Major/Minor (m)
100	0.070	2	Exponential Spherical	0.730 0.200	150 150	-15 -15	0 0	212.3 375.0	228.4 375.0	50.7 80.0
202	0.075	2	Exponential Exponential	0.434 0.491	330 330	-30 -30	0 0	400.0 400.0	60.0 200.0	250.0 450.0
204	0.250	2	Spherical Spherical	0.250 0.500	0 0	-30 -30	0 0	450.0 650.0	70.0 170.0	130.0 410.0
247	0.150	2	Exponential Exponential	0.100 0.750	0 0	-60 -60	0 0	35.0 315.0	18.0 120.0	65.0 120.0
300	0.500	1	Exponential	0.500	300	-60	0	800.0	230.0	210.0
347	0.100	2	Exponential Exponential	0.600 0.300	60 60	-30 -30	0 0	350.0 500.0	140.0 320.0	60.0 180.0
350	0.150	2	Exponential Exponential	0.094 0.756	240 59	-75 75	0 51	300.0 600.0	90.0 320.0	75.0 180.0
447	0.100	2	Exponential Exponential	0.600 0.300	60 60	-30 -30	0 0	350.0 500.0	140.0 320.0	60.0 180.0
500	0.050	1	Exponential	0.950	210	-45	0	250.0	35.0	80.0
524	0.050	1	Exponential	0.950	0	-30	0	600.0	150.0	500.0
542	0.100	2	Exponential Exponential	0.439 0.461	60 60	-60 -60	0 0	70.0 600.0	50.0 520.0	40.0 400.0
544	0.100	2	Exponential Exponential	0.357 0.563	240 240	-60 -60	0 0	80.0 680.0	90.0 310.0	75.0 450.0

TABLE 14-7 COPPER CORRELOGRAM MODELS
New Gold Inc. – El Morro Project

Domain	Nugget Effect	No. of Structures	Structure Type	Sill Contrib.	Rotation (°) Bearing/Plunge/Dip			Major/Semi-Major/Minor (m)
100	0.150	2	Exponential Exponential	0.250 0.600	120 120	0 0	0 0	450.0 450.0	100.0 300.0	220.0 70.0
220	0.150	2	Exponential Exponential	0.650 0.200	30 30	0 0	0 0	28.0 600.0	61.0 600.0	68.0 200.0
234	0.100	1	Exponential	0.900	150	-15	0	144.0	100.0	61.0
320	0.300	1	Exponential	0.700	0	-30	0	164.0	65.0	30.0
334	0.250	1	Exponential	0.750	120	0	0	126.0	60.0	33.0

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 14-6

www.rpacan.com

Domain	Nugget Effect	No. of Structures	Structure Type	Sill Contrib.	Rotation (°) Bearing/Plunge/Dip	Major/Semi-Major/Minor (m)
402	01.120	2	Exponential Exponential	0.329 0.551	90 90	0 0	0 0	50.0 310.0	70.0 180.0	84.0 170.0
404	0.120	2	Exponential Exponential	0.329 0.551	90 90	0 0	0 0	50.0 310.0	70.0 180.0	84.0 170.0
420	0.180	2	Exponential Exponential	0.458 0.362	15 15	-45 -45	0 0	350.0 350.0	82.0 188.0	50.0 200.0
500	0.180	1	Exponential	0.820	30	-60	0	300.0	120.0	200.0
522	0.100	1	Spherical	0.900	330	-60	0	450.0	132.0	348.0
524	0.225	1	Exponential	0.775	210	-15	0	700.0	270.0	500.0
530	0.150	2	Exponential Exponential	0.262 0.588	0 0	-75 -75	0 0	120.0 650.0	14.0 203.0	30.0 150.0
540	0.200	2	Spherical Exponential	0.330 0.470	30 30	-60 -60	0 0	120.0 800.0	50.0 170.0	60.0 245.0
545	0.250	2	Exponential Exponential	0.530 0.220	30 30	-60 -60	0 0	500.0 900.0	100.0 250.0	100.0 500.0

BLOCK MODEL DEFINITION AND INTERPOLATION

AMEC used a sub-cell block model in VULCAN choosing a minimum cell size of 5 m x 5 m x 5 m and a parent block of 20 m x 20 m x 20 m to record the proportion of the gold and copper estimation domains.  Estimations for each domain are weighted by properties to give a regularized block grade estimate.  This procedure allows accounting for the geological dilution at the interpreted contacts.

The regularized block model is defined by the parameters set out in Table 14-8.  The block model definition follows that from the 2007 Xstrata model and has not been rotated.

TABLE 14-8 BLOCK MODEL DEFINITION
New Gold Inc. – El Morro Project

Axis	Origin (m)	Extent (m)	No. of Blocks	Block Size (m)	Discretization
X	411,900	3,300	165	20	4
Y	6,831,200	3,200	160	20	4
Z	3,000	1,500	100	15	3

Block grades were estimated using either OK or ID2.  ID2 was used for domains containing limited data.  The blocks are discretized on a pattern of 4 m x 4 m x 3 m.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 14-7

www.rpacan.com

A four-pass estimation strategy with expanding search ellipses was used.  The minimum and maximum number of composites was adjusted for each pass, ensuring composites from a minimum of two drill holes were captured in the search for the first two passes.

The search orientation, anisotropy, and radii were based on a combination of the special correlation observed in the correlograms, geological trends, and drill hole spacing.

The four-pass search ellipse was defined to estimate all blocks with an average distance less than 350 m and to capture composites from at least two drill holes from the core drill holes located inside a limited perimeter.

The interpolation plan for gold and copper were refined to limit the amount of smoothing.  AMEC generated contact profiles to analyze the behaviour of composite grades across the boundaries of adjacent estimation domains.  This analysis determined whether contacts should be considered soft, firm, or hard for interpolation of blocks.  Hard contacts did not allow the use of composites across a boundary; firm contacts did allow composites to be used up to a certain distance from the contact; while soft boundaries allowed full use of composites across the boundary without any restriction.  The various contacts were used in the estimation plan.  Typically, this methodology was only used in the first two passes.

Density vales were assigned to the blocks using ID2 interpolation; non-estimated blocks were assigned default values defined by types of mineralization according to Table 14-9.

TABLE 14-9 DEFAULT DENSITY VALUES ASSIGNED TO NON-ESTIMATED BLOCKS
New Gold Inc. – El Morro Project

Mineralization Type	Density (g/m3)
Gravels	2.35
Leached Material	2.33
Oxide	2.34
Secondary	2.40
Primary	2.54
Default	2.35

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 14-8

www.rpacan.com

Densities relied on a three-pass estimation strategy with expanding search ellipses was used requiring a minimum of six composites and a maximum of 12 composites from at least two drill holes in the first two passes.

The search orientation, anisotropy, and radii were based on the geological density trends observed in the different mineralization units.  Density search parameters are summarized in Table 14-10.

TABLE 14-10 DENSITY INTERPOLATION PLAN
New Gold Inc. – El Morro Project

Domain	Pass	Search Ellipse Radii (m)			Minimum No. of Comp.	Max. No. of Comp.	Max. No. of Comp./Hole
		X	Y	Z
100	1	50	50	50	6	12	3
	2	100	100	100	6	12	3
	3	200	200	200	6	12	-
2	1	50	50	50	6	12	3
	2	100	100	100	6	12	3
	3	200	200	200	6	12	-
3	1	50	50	50	6	12	3
	2	100	100	100	6	12	3
	3	200	200	200	6	12	-
4	1	50	50	50	6	12	3
	2	100	100	100	6	12	3
	3	200	200	200	6	12	-
5	1	50	50	50	6	12	3
	2	100	100	100	6	12	3
	3	200	200	200	6	12	-

AMEC BLOCK MODEL VALIDATION

AMEC completed a number of tests to validate the model as follows:
•	Utilized a nearest neighbour model to allow comparison with the kriged model.

•	Completed a visual inspection comparing composite and block grades. A good correlation is reported to have been observed (Larrondo, 2011).

•	Compared univariate summary statistics of the kriged model and nearest neighbour model. The results of this comparison were judged to be satisfactory (Larrondo, 2011).

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 14-9

www.rpacan.com

•
Utilized swath plots to compare the average estimated block grade with the nearest neighbour model in east-west, north-south, and vertical directions using slices which equal the width of three blocks.  Larrondo (2011) noted that the plots showed good agreement between the estimated model and the nearest neighbour model.

•
AMEC also considered the effect of smoothing by considering the results of the use of Hermitian correction.  Once again, Larrondo (2012) concluded that variance reduction for the El Morro estimate is acceptable indicating that smoothing introduced by linear interpolation is well controlled.

RPA BLOCK MODEL VALIDATION

RPA examined the block model supplied by Goldcorp in some detail.  RPA concluded that the geological and resource modelling work is reasonable and acceptable to support the 2011 year-end Mineral Resource estimate.  Further, RPA did not identify any major procedural issues that require immediate attention.  In more detail, RPA considers that:
•	Lithology, alteration, and mineralization models look reasonable when compared to the codes in the drill holes.

•	The classification parameters are reasonable.

•	Visual comparison of composite and block grade models look acceptable. They correlate well spatially.

A number of minor problems were identified in this work, but none of the problems identified are considered likely to affect the global Mineral Resource estimate.  The problems identified include;
•	Differences between collar elevations and topography. A least one of the holes contains assays above cut-off and falls within the pit area.

•	RPA suggests that constructing grade shells to guide search domains and control the grades in domains where there are no wireframe limits.

•
Mineralized corridors with variable azimuths and dips are evident in the Mineral Resource model.  RPA suggests more trend analysis work in the main models.  RPA considers that it may be possible to reduce the number of sub-domains to simplify the model.

As discussed under Section 11, AMEC had previously completed a data QA/QC review (Anon, 2008).  The quality of data after 2002 was considered sufficiently accurate, precise, and free of contamination for including the data in resource estimation.  RPA concurs with this opinion.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 14-10

www.rpacan.com

In conclusion, RPA was able to reconcile the Mineral Resource numbers in detail.  RPA concluded that the geological and resource modelling work is reasonable and acceptable to support the 2011 year-end Mineral Resource estimate.

•
RPA identified a small number of drill holes that have differences between collar elevation and topography.  Eight drill holes with differences greater than five metres were found.  One hole, DDHF-134 that lies within the pit, has copper and gold grades above cut-off.  While the global estimation will not be affected by this discrepancy, some of the local estimates may be affected.

•
RPA created a bench composite file with copper and gold treated separately. It was noted that 17% of the copper samples and 28% of the gold samples used in the estimation were used more than once because some domains were developed with soft boundaries.

•	RPA notes that only 10% of the samples have density measurements. RPA considers that more density testing should be completed to allow more density statistics by domains to be created.

•	RPA examined the lithology, alteration, and mineralization models and compared them with the codes in the individual drill holes. No problems were identified.

•
RPA suggests that grade shells should be constructed to guide search domains and to control the grades in domains where there are no wireframe limits.  This recommendation would apply particularly in the secondary and primary sulphide models.

•
AMEC derived the estimation domains from a combination of lithology, alteration, and mineralization models.  Fourteen estimation domains for copper and twelve estimation domains for gold were generated.  While these domains appear to be reasonable, some areas have short continuity because of the artificial domain boundaries.  However, the composites appear to have continuity between the sub-domains.  RPA suggests that a review of the estimation domains be completed.

•	Mineralized corridors with variable azimuths and dips are evident in the resource models. RPA suggests more trend analysis work in the main models.

•	Visual comparison of composite and block model grades show that they correlate well spatially and are considered to be acceptable.

•
There were 14,388 tonnes within the resource pit shell at 0.15% Cu cut-off, with an average grade of 0.369% Cu and 0.132 g/t Au and with category values equal to zero.  RPA suggests reviewing the categorization strategy.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 14-11

www.rpacan.com

MINERAL RESOURCE CLASSIFICATION

AMEC considered that its Mineral Resource classification should integrate criteria addressing four parameters.  These are:
•	Geological continuity of mineralization
•	Grade continuity and support
•	Data quality
•	Reasonable prospects for economic extraction

Using these criteria, AMEC (Larrondo, 2012) developed a classification as follows:
•
Measured Mineral Resources correspond to blocks estimated in the first two passes and with an average distance to the closest composite less than 70 m in the primary mineralization and less than 50 m for all other types of mineralization.

•	Indicated Mineral Resources correspond to blocks estimated in the first two passes and with an average distance to the closest composite lower than 130 m.

•	Inferred Mineral Resources correspond to blocks that do not meet the previous conditions.

•	RPA considers that the classification parameters are reasonable.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 14-12

www.rpacan.com

15 MINERAL RESERVE ESTIMATE

The resource estimates discussed in Section 14 were prepared using standard industry methods and appear to provide an acceptable representation of the El Morro deposit.  RPA reviewed the reported resources, production schedules, and cash flow analysis to determine if the resources meet the CIM Definition Standards for Mineral Resources and Mineral Reserves (CIM, 2010), to be classified as reserves.  Based on this review, it is RPA’s assessment that the Measured and Indicated Mineral Resource within the final pit design at El Morro can be classified as Proven and Probable Mineral Reserves.

The FSU (Hatch 2011) addresses the areas required for a reserve study.  The open pit reserves estimated to be 520 million tonnes at 0.499 g/t Au and 0.543% Cu are properly classified as Proven and Probable.  On a 30% basis, the contained metal is estimated to be 2.50 million ounces of gold and 1.87 million pounds of copper as presented in Table 15-1.  The Qualified Person for this estimate is Richard J. Lambert, P.E.

TABLE 15-1 MINERAL RESERVES – DECEMBER 31, 2011
New Gold Inc. – El Morro Project

	Tonnage	Metal Grade		Contained Metal (on a 30% basis)
Category	(Mt)	Gold (g/t)	Copper (%)	Gold (Moz)	Copper (Mlb)
Proven	308	0.578	0.566	1.72	1,153
Probable	212	0.385	0.510	0.79	715
Total Proven & Probable	520	0.499	0.543	2.50	1,868

Notes:
1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cut-off grade of 0.20% Cu.
3.	Mineral Reserves are estimated using an average long-term gold price of US$1,200 per ounce, a copper price of $2.75 per pound, and a CLP/US$ exchange rate of 550.
4.	Contained metal values are on a 30% basis.
5.	Numbers may not add due to rounding.

Cut-off grade for the estimation of Mineral Reserves is 0.20% Cu, with no value given to the gold.  RPA calculated a cut-off grade of 0.19% Cu and finds this acceptable.  The LOM plan presented in Section 16 is based on a similar cut-off value but uses a 0.25% equivalent copper (EqCu). Mineral Reserves were checked using the copper cut-off grade of 0.20% Cu and the copper equivalent cut-off of 0.25% EqCu and both results produce similar tonnages.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 15-1

www.rpacan.com

In RPA’s opinion, the EOY2011 Mineral Reserve estimates are competently completed to industry standards using reasonable and appropriate parameters and conform to NI 43-101.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors which could materially affect the open pit mineral reserve estimates.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 15-2

www.rpacan.com

16 MINING METHODS

The El Morro Project will be an open pit truck/shovel operation.  The open pit has six phases.  The ultimate pit will measure approximately 2.0 km east to west, 2.5 km north to south, and have a maximum depth of approximately 825 m.  The Main Waste Rock Facility (WRF) is located to the south of the open pit.  The Tailings Storage Facility (TSF) is located to the south and west of the open pit and downstream of the Main WRF.  Figure 16-1 shows the proposed layout of the El Morro Project.

Processing is based on a sulphide flotation concentrator.  Oxide material is treated as waste rock.  Separation of the ore types is done by the mine department based on blast hole sample analysis.  Some rehandling sulphide ores is necessary in the run-of-mine (ROM) stockpiles.  The sulphide mill processing is based on feeding 90,000 tpd of sulphide ores for a period of 18 years.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 16-1

www.rpacan.com

404,000 E
405,000 E
406,000 E
407,000 E
408,000 E
409,000 E
410,000 E
411,000 E
412,000 E
413,000 E
414,000 E
6,834,000 N
6,833,000 N
6,832,000 N
6,831,000 N
6,830,000 N
6,829,000 N
6,828,000 N
6,827,000 N
PLANT
PIT
WASTE DUMP
TAILINGS
N
0
500
1000
1500
2000
Metres

Figure 16-1

New Gold Inc.

El Morro Project

Chile

General Project Layout

March 2012

Source: New Gold Inc., 2011.

16-2

www.rpacan.com

MINE DESIGN

The LOM is based on mining all six phases over a nominal 18-year mine life from 2017 to 2034, and prestripping for one year prior.  Mining will be with conventional open pit mining equipment ramping up from 127 million tonnes in year 1 to a nominal 140 million tonnes for years 2 through 7 years, and decreasing thereafter.  Waste and ore are mined on 15 m benches.

The mine operations are typical truck/shovel open pit operations.  The mining fleet is based on an initial fleet of twenty-eight 363 t haul trucks increasing to forty-two in the later years as the haulage distance increases.  Loading operations are initially conducted using four 55.8 m3 electric shovels and two 23.7 m3 wheel loaders in the first year of prestripping, increasing to five 55.8 m3 electric shovels and two 23.7 m3 wheel loaders in the second year of operation.  RPA is of the opinion that the mining equipment fleet is appropriate.

Mine models are developed using Maptek’s Vulcan® software with output to Whittle 4X® that employs the Lerchs-Grossmann (LG) pit optimization algorithm.  Whittle produces a series of pit shells based on multiple metal prices.  The design of the phases is based on taking the most profitable pit shells first.  The operational phase designs are then completed using Maptek’s Vulcan® mine planning software.  These are well recognized software packages and are commonly used for open-pit mine optimization.  Cut-off grades are based on 0.25% EqCu.

The Whittle® pit optimizer produces a series of nested pits at a range of revenue factors, with revenue factor of 1.0 being equal to breakeven economics at the input parameters for price, recovery, and costs.  Metal prices used for the input to Whittle were $2.25/lb Cu and $950/oz Au.

The optimized pit shell from Whittle® was smoothed for operability and ramps were added for the ultimate pit design.  AMEC designed an ultimate pit using the Whittle® output (pit 54) and came up with a pit totalling 2,689 million tonnes.  This was further optimized by Goldcorp, by discarding unnecessary ramps, with a result of 33 million tonnes less ore and 360 million tonnes less waste, more similar to the Whittle® output for pit 44.  The ultimate pit design had fewer ore tonnes and waste tonnes.  RPA is of the opinion that the mine designs are appropriate.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 16-3

www.rpacan.com

Figure 16-2 shows the ultimate pit outline.  The pit design is based on 15 m benches with most areas double benched for a total height of 30 m.  Mine design parameters are presented in Table 16-1.  Slopes vary based on location.  Figure 16-3 shows the design sectors used for the final pit slope criteria discussed later in this section.

TABLE 16-1   MINE DESIGN PARAMETERS
New Gold Inc. – El Morro Project

Haul Road Width	38 m
Haul Road Grade	10%
Slope Angles:	Min	Max
- Face Angles	62°	67°
- Interramp Angles	40°	49°
Mining Bench Height	15 m
Vertical Interval between Catch benches	30 m
Minimum Operating Width	130 m

RPA reviewed the pit designs and believes that they follow good engineering practice.  All phases are designed with sufficient operating width.  All haul roads are designed at a 10% maximum grade.  There is sufficient room between phases to allow for operating room, and roads and ramps have been delineated.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 16-4

www.rpacan.com

411,000 E
412,000 E
413,000 E
414,000 E
N
6,834,000 N
3450
6,833,000 N
6,832,000 N
412,000 E
413,000 E
414,000 E
415,000 E

Figure 16-2

0
200
400
600
800
1000
Metres

New Gold Inc.

El Morro Project
Chile
Ultimate Pit Design

March 2012

16-5

www.rpacan.com

N
NW
NE
W
E
SW
SE
S
6,834,000 N
6,833,500 N
6,833,000 N
6,832,500 N
6,832,000 N
412,500 E
413,000 E
413,500 E
414,500 E
I
42°s
II
46°s, 48°o
IV
40°s
III
40°s, 40°o
XI
42°s, 42°o
IX
46°s, 49°o
VIII
43°s, 47°o
VII
43°s, 44°o
V
42°s, 42°o
X
43°s, 45°o
VI
43°s, 46°o
0 100 200 300 400 500
Metres

Figure 16-3

New Gold Inc.

El Morro Project
Chile
Pit Slope Design Sectors

March 2012

Source: New Gold Inc., 2011.

16-6

www.rpacan.com

GROUND CONDITIONS/SLOPE STABILITY

The geotechnical analysis to develop slope design parameters for El Morro was completed by Piteau Associates Engineering Ltd. (Piteau).  A pre-feasibility level design was completed in 2007 by Piteau in their report, “Prefeasibility Pit Slope Design Criteria for the El Morro Project – La Fortuna Pit” which contains interramp and global angles recommended for different sectors of the mine (Piteau, 2007a). Following mine design, an updated report was received from Piteau, “Feasibility Open Pit Slope Design and Hydrology Investigations” also completed in 2007 (Piteau, 2007b).

The recommended interramp slope angles (IRAs) range from 39o to 56° with double (32 m high) benches in most areas of the proposed open pit.  A maximum interramp slope height of 180 m is also implemented to provide stress de-coupling and operational flexibility to remediate interramp instabilities should they occur.  Where no ramps are present, equivalent step-outs are placed in the design at nominally 180 m vertical intervals. A nominal ramp/step-out width of 35 m has been assumed for this design.  Incorporation of the geotechnical design criteria into the ultimate mine has been completed (Piteau, 2007b). This is an iterative process whereby the mine planners develop a revised pit configuration that considers the geotechnical design criteria and the shape of the orebody, and incorporates a logical ramp system. The revised pit geometry is then reviewed to confirm compliance with the geotechnical criteria, and if required, additional revisions are recommended, triggering an additional iterative cycle. Piteau completed a review of the ultimate pit design (Figure 16-2) and confirmed its compliance with the design criteria for the FSU (Piteau, 2007b).  Figure 16-3 shows the design criteria from Piteau’s review.

The final pit slope will achieve heights of 825 m.  RPA is of the opinion that the work that has been completed by Piteau for El Morro is in line with the industry norm for a feasibility level study.  From RPA’s review, work completed by Piteau was of an appropriate scope and the pit design is based on reasonable engineering analysis and assumptions.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 16-7

www.rpacan.com

PRODUCTION SCHEDULE

A mine production schedule was developed from the mine design.  Production is based on moving a nominal 140 million tpa through 2023 with production decreasing thereafter with completion of mining in 2034.  Table 16-2 shows the mine production schedule.

TABLE 16-2   MINE PRODUCTION SCHEDULE
New Gold Inc. – El Morro Project

	Mill
Year	kTonnes	Au (g/t)	Cu (%)	Waste kTonnes	Total kTonnes	Strip Ratio
2016	0	0.000	0.000	111,562	111,562	N/A
2017	7,017	0.329	0.678	119,934	126,951	17.09
2018	30,459	0.377	0.655	109,588	140,047	3.60
2019	32,851	0.435	0.721	107,158	140,009	3.26
2020	32,849	0.610	0.638	107,365	140,214	3.27
2021	32,850	0.395	0.520	107,446	140,296	3.27
2022	32,939	0.400	0.511	107,161	140,100	3.25
2023	32,849	0.309	0.466	107,489	140,338	3.27
2024	32,850	0.506	0.526	102,673	135,523	3.13
2025	32,849	0.495	0.444	102,976	135,825	3.13
2026	32,941	0.465	0.438	102,960	135,901	3.13
2027	32,851	0.472	0.448	102,468	135,319	3.12
2028	32,850	0.456	0.431	97,719	130,569	2.97
2029	32,850	0.482	0.467	96,421	129,271	2.94
2030	32,940	0.620	0.532	91,061	124,001	2.76
2031	32,849	0.407	0.353	64,493	97,342	1.96
2032	32,850	0.476	0.457	13,333	46,183	0.41
2033	32,850	0.784	0.619	1,538	34,388	0.05
2034	6,651	1.021	0.748	863	0	0.13
Total	537,145	0.486	0.518	1,654,208	2,183,839	3.08

WASTE ROCK

Waste rock from the open pit goes to the Main WRF with a capacity of 1,700 million tonnes.  The top of the Main WRF will be 4,155 m in elevation with platforms at 4,080 m, 4,005 m, and 3,930 m elevations.  When completed, it will be approximately 375 m high from toe to crest.  There is sufficient capacity in the waste dump areas to handle the proposed production volumes.

A comprehensive WRF geotechnical report was prepared by Piteau in 2007.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 16-8

www.rpacan.com

MINE EQUIPMENT

The El Morro Mine will be a typical truck/shovel operation.  The initial mine equipment fleet will perform prestripping for one year, expanding in the first full year of production with the start-up of the sulphide mill.  The fleet buildup and maximum fleet size is shown in Table 16-3.

Mine mobile equipment production rates were reviewed with availability and utilization to see if mining production rates and costs are appropriate.  RPA is of the opinion that the equipment productivity for the truck and shovel fleet are appropriate at 4,000 m altitude.

TABLE 16-3   MINE EQUIPMENT FLEET
New Gold Inc. – El Morro Project

Equipment	Size	Year -1	Year 1	Year 2	Year 3	Fleet
		2016	2017	2018	2019	Max
Haul Truck	363-tonne	28	28	28	28	42
Wheel Loader	23.7 m3	2	2	2	2	2
Electric Shovel	55.8 m3	4	4	5	5	5
Motor Grader	209 kW	3	3	3	3	4
Track Dozer	410 kW	7	7	8	8	8
Wheel Dozer	410 kW	3	3	4	4	4
Electric Drill	311 mm	2	3	3	3	3
Diesel Drill	311 mm	1	1	1	1	2
Water Truck	50 kL	3	3	4	4	4

MANPOWER

The mine will operate on a 24-hour, 365 days per year schedule.  The mine operations and maintenance department will work two 12-hour shifts, 7 days per week on a 7 days on, 7 days off schedule.  The mine manager, mine superintendent, and engineering superintendent will work a 12-hour day shift, 7 days per week, on a 4 days on 3 days off, 3 days on 4 days off rotation.  The mine general foremen and the remaining technical services staff will rotate with the operating crews.

Mining operating manpower is based on four operators for each operating position.  Mining manpower for operations, maintenance, and technical services starts at 316 people in 2015 and increases to 341 people in the first year of production.  Maximum manpower is 414.  Contracting manpower for mine support starts at 365 people and increase to a maximum of 397.  Combined mine operating and contractor manpower peaks at 811.  RPA considers the manpower estimates to be reasonable.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 16-9

www.rpacan.com

MINE INFRASTUCTURE

The El Morro Mine will have all the necessary infrastructure support for a large mine operation.  Mining related infrastructure includes a truck shop, truck wash facility, warehouse, fuel storage and distribution facility, and electrical power distribution and substations to support construction and mine operations.

The truck shop will be an engineered structure with six maintenance repair bays.  In addition, there will be a light vehicle repair shop.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 16-10

www.rpacan.com

17 RECOVERY METHODS

PROCESS DESIGN CRITERIA

The operating plan has been developed to mine the resource over an 18-year mine life plus a period of preproduction stripping. The mine plant feeds 32.85 million tpa to the mill facilities.

An overall plant utilization of 92% was integrated into the development of instantaneous capacities for defining the metallurgical design criteria values.  Utilization of the principal areas of the Project is listed in Table 17-1.

TABLE 17-1   PLANT UTILIZATION
New Gold Inc. – El Morro Project

Facility	Percentage
Primary crushing plant	70%
Ore conveyors associated with primary crushing	70%
Feeders and conveyors associated with grinding	92%
Grinding and flotation areas	92%
Pebbles crushing	92%
Thickening	92%
Concentrate pipeline	98%
Filter plant and concentrate handling	85%

TABLE 17-2   PRINCIPAL METALLURGICAL DESIGN CRITERIA
New Gold Inc. – El Morro Project

Description	Unit	Nominal
Ore Properties
Copper grade	%	0.700
Gold grade	g/t	0.460
Ore specific gravity		2.65
Ore moisture	%	4.00

Ore Hardness
Bond ball mill work index	kWh/t	11.8
SPI for design	min	42.00
Parameter A		60.20
Parameter b		2.00
Parameter Ta		1.80

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 17-1

www.rpacan.com

Description	Unit	Nominal
Processing Rates
Primary crusher	tph	5,357
Grinding and flotation	tpd	90,000
Grinding and flotation plant	tph	4,076
Pebbles generation	% of fresh feed	9

Processing sizes
Primary crushing closed side setting	Mm	150
SAG Mill T80 range	Mm	2.5-5.0
Grinding circuit product size, P80	µm	130
Regrinding product size, P80	µm	25

Flotation
Feed grade, Cu	%	0.700
Feed grade, Au	g/t	0.460
Global Cu recovery	%	85.9
Final Cu recovery	%	30.6
Global Au recovery	%	68.7

Cu Concentrate Pipeline
Feed density	% solids	48-52

Concentrate Filter
Cake moisture, average	%	9.0

The flotation circuit design criteria have been revised based on the revised recovery algorithms.

For 90,000 tpd of nominal ore throughput, a process plant utilization of 92% and 63% solids in the high density tailings pulp, the desalinated water requirement is 521 L/s.  The desalination plant is located at Punta Cachos on the coast.  A 202 km, 30 in. diameter pipeline carries water to the concentrator and to the minesite at 4,000 masl.  A potable water treatment plant will be provided for safety showers, camp, and administration areas.

The concentrate pipeline route follows the new access road.  The pipeline is a 156 mm (6 in) steel pipe.  It starts at the holding tanks at the concentrator plant site and ends at the filter plant on the coast. It is designed for 120 tph capacity (solids). Filtered concentrate will be stored next to the filter plant and ship loaded for delivery to smelters.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 17-2

www.rpacan.com

Reagent dosage and solution properties are given in the process design criteria and process flowsheet diagrams (PFDs).

PROCESS DESCRIPTION

The overall PFDs developed by Hatch are shown in Figures 17-1, 17-2, and 17-3.  The process plant areas include:

PLANT SITE

•	Primary crushing
•	Coarse ore stockpile and reclaim system
•	Primary grinding
•	Secondary grinding and classification
•	Flotation
•	Concentrate regrinding
•	Concentrate dewatering
•	Concentrate pumping and pipeline system
•	Tailings water reclaim
•	Water treatment
•	Process water pond and pump system
•	Fresh/fire water ponds and pumping systems

PUNTA CACHOS

•	Concentrate dewatering storage
•	Port facilities to load trucks and ships
•	Sea water desalination plant
•	Desalination water storage, pumps and pipeline

Trade-off studies evaluated the relocation of the process plant facilities from the original 4,000 masl to a lower elevation. As a result of these trade-off studies, a decision was made to fully evaluate relocation of all the process plant facilities, with the exception of the crushing plant, to a 3,030 m elevation.  Although this had a number of advantages, the cost of the additional materials handling system outweighed the benefits, and the current plan has reverted to the 4,000 masl plant site.

PRIMARY CRUSHING

Ore is trucked from the mine to a 720 tonne dump pocket, with a capacity for approximately two trucks. A rock breaker and dust suppression system are provided to service the ore dump pocket. The dump pocket is designed to permit two opposing trucks to dump simultaneously in a shallow "V" configuration.  The rock breaker arm has the length to reach all of the dump pocket points in order to fully service the crusher feed opening and support replacement of the crusher concave liners.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 17-3

www.rpacan.com

The primary crusher is a 1.52 m by 2.79 m (60 in by 110 in), 750 kW installed gyratory crusher, designed to produce a product of P80 78 mm with an open side setting of 152 mm (6 in) to 203 mm (8 in).

The surge bin beneath the crusher has a capacity of 720 tonnes of ore. The bin discharges onto a 2.4 m (96 in) wide belt feeder, which then discharges onto the coarse ore stockpile feed conveyor.

COARSE ORE STOCKPILE AND RECLAIM

The crushed ore conveyor will feed a coarse ore stockpile with a live capacity of 72,000 tonnes. The live capacity allows 19.2 hours of operation with the SAG mill operating at 80% of the 90,000 tpd nominal capacity.  The total capacity gives the process 3.4 days of supply (305,000 tonnes) during maintenance periods. The coarse ore stockpile is enclosed due to site conditions including snow, high winds, and other environment issues.

The stockpile reclaim system consists of six, 1.8 m (72 in) wide belt feeders, four operating and two in standby. The reclaim tunnel under the stockpile is equipped with a dust collection system, providing acceptable air quality for operations and maintenance activity during operation.

The ore reclaimed from the stockpile is transferred to a 1.8 m (72 in) wide SAG mill feed conveyor. The ore feed rate to the SAG mill is controlled, by adjusting the speed of the stockpile reclaim feeders and measured by the SAG mill feed conveyor belt scale.  Feed control is automated based on the performance of the SAG mill.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 17-4

www.rpacan.com

PRIMARY GRINDING

The SAG mill is 11.6 m (38 ft) in diameter and 6.4 m (21 ft) in effective grinding length (EGL).  It is equipped with a gearless drive with a 20 MW motor output.  The SAG mill has a grate discharge followed by a trommel and a vibrating screen to classify the SAG mill product.  The fine fraction is transferred to the ball mills and the oversized material is washed and recycled to the SAG mill feed.  The trommel and screen deck openings are 12 mm, generating a transfer size between the SAG mill and the ball mills of about 3.6 mm.  A standby screen is provided.

In the 2008 FSF, a pebble crushing circuit was designed.  Further evaluation concluded that with softer ore in the initial years, the pebble crusher installation could be deferred, allowing the installation of only a recycle conveying system.  For the 2011 FSFH, space has been left in the layout for future installation of the pebble crushers.  Pebbles overflowing the SAG mill discharge screen are transferred by a 0.9 m (36 in) conveyor to a 200 tonne surge bin. Pebbles are drawn from the bin by a single 1.8 m (72 in.) wide belt feeder, which transfers the material onto the 0.9 m (36 in) pebble recycle bypass conveyor, and then onto a 0.9 m (36 in) pebble discharge conveyor.  The pebble discharge conveyor carries the material to the SAG mill feed conveyor, which completes the circuit.  A belt scale is installed on the pebble discharge conveyor for feed control and accounting.

In the 2008 FSF, pebbles were transferred by a 0.9 m (36 in) conveyor to a 200-tonne surge bin. Two 1.8 m (72 in) wide belt feeders reclaimed the material from the bin and two 0.9 m (36 in) wide belt conveyors fed the two 800 hp short head cone crushers.  The pebbles can bypass the crusher to the discharge conveyor, at the option of the operators in the control room. Generally, one of the cone crushers would be in operation with the other on standby; however, both could operate at the same time if required. The product of the crushing stage discharges to a 0.9 m (36 in) wide belt conveyor equipped with a belt scale that is designed to receive the discharge from both crushers and carry it to the SAG mill feed conveyor.

A ball handling system is designed to feed 140 mm (5.5 in) diameter balls to the SAG mill. Milk of lime is added to the SAG mill feed chute in order to condition the slurry and control the slurry rheology and pH.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 17-5

www.rpacan.com

SECONDARY GRINDING AND CLASSIFICATION

The SAG mill discharge slurry passing through the trommel and vibrating screens flows via launders to a combined SAG mill and ball mill discharge pumpbox or the cyclone feed sump. The slurry from the sump is pumped by two cyclone feed pumps operating in parallel to two parallel cyclone clusters for classification.  The cyclone underflow slurry from each cluster reports to one of two ball mill feed chutes. The cyclone overflow from both clusters reports to the common rougher flotation feed distribution box. There are two dedicated pump, cyclone, and ball mill circuits operating in parallel.  The discharge of both ball mills reports to the common cyclone feed sump.  The grinding circuit is designed to operate with a 350% circulating load, approximately 11,000 m3/h.  The cyclone feed slurry density will operate between 50% and 60% solids.

The two ball mills are 8.2 m (27 ft) in diameter with an EGL of 13 m (42.5 ft) and are driven by 18 MW gearless drives. There are two operational cyclone clusters comprising fourteen 840 mm (33 in) diameter cyclones per cluster, with 12 operating and two on standby. The ball mills are overflow type.  A ball handling system is designed to feed 63.5 mm (2.5 in) diameter steel balls to the ball mills.

ROUGHER FLOTATION

The ground slurry will flow from the rougher flotation feed distribution box to the rougher flotation circuit, which consists of four lines of eight 300 m3 forced air tank cells. This is sufficient to provide the design rougher flotation retention time of 30 minutes. The Rougher tailings plus first cleaner-scavenger tailings comprise the final tailings that are directed to the tailings system. The rougher concentrate is combined with the cleaner-scavenger concentrate in the regrind cyclone feed pumpbox.

CONCENTRATE REGRIND

The rougher and cleaner scavenger concentrate slurry is then pumped to the regrind cyclones. The cyclone underflow flows by gravity to the regrind vertical stirred mill and the cyclone overflow flows to the first cleaner scavenger cells.

The circuit included a total of four 1.119 kW vertical mills, which were fed by two cyclone clusters to achieve the required 80% passing 25 µm grind.  As a result of the value engineering workshop, these four units were replaced with a single 3,000 hp Vertical-Mill closed by a single cyclone cluster.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 17-6

www.rpacan.com

The new system is equipped with one classification loop designed to handle 100% of the circulating loads. The cyclone cluster has eight, 508 mm (20 in) diameter cyclones, with two designated as standbys. The cyclone underflow flows by gravity to the vertical mill feed box. The mill product flows by gravity to the cyclone feed pumpbox. Cyclone overflow reports to the second cleaner tails pump box, which feeds the first cleaner cells.

Process water provides the flexibility to control the regrind cyclone feed density for optimum classification.  Milk of lime is added to the regrind system to maintain the target pH in the first cleaner flotation cells.

FIRST CLEANER FLOTATION

The reground copper rougher concentrate then advances to the first stage of cleaner flotation, which includes reagent conditioning followed by a single line of three 300 m3 forced air tank cells designed to provide approximately 15 minutes flotation retention time and produce a concentrate of 13.2% copper. The concentrate from the first cleaner cells flows by gravity to the second cleaner feed pump box. The tailings of the first cleaners continue to the attached cleaner scavenger cells by gravity. This single row of three 300 m3 forced air tank cells produce a cleaner scavenger concentrate, which recycles to the first cleaners via the regrind system.  The cleaner scavenger tailings are sampled and then combined with the rougher tailings and are discharged to the tailings pump box.

SECOND CLEANER FLOTATION

The concentrate from the first cleaner cells flows to the second cleaner feed pump box and is pumped to a set of two 300 m3 forced air tank cells providing 14 minutes of retention time.  The second cleaner concentrate flows by gravity to the third cleaner feed pump box. The tails of the second cleaner cells is combined with the regrind cyclone overflow and is returned to the first cleaner cells for reprocessing.  The second cleaner cells are configured with the operational flexibility for the high grade concentrate from the first few cells to report directly to final concentrate.

THIRD CLEANER FLOTATION

The concentrate from the second cleaner cells is pumped to the third cleaner stage, which consists of a single 300 m3 forced air tank cell, which will provide 14 minutes of retention time and will produce a final copper concentrate grade of approximately 30%. Tailings from the third cleaner cells are combined with the concentrate of the first cleaner in the transfer pump box and returned to the second cleaner for retreatment.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 17-7

www.rpacan.com

TAILINGS HANDLING

Combined rougher and first cleaner scavenger circuit tailings flow by gravity to the tailings thickener distribution box, from which the flow is directed to two high compression 81 m (267 ft) diameter thickeners operating in parallel.  The flotation tailing slurry density will be approximately 24% solids and will be thickened to a target density of 63% solids.  The thickener underflow slurry will discharge into an open channel, which feeds a single 1,000 mm diameter pipeline, which transports the slurry approximately 8.2 km to the 3.6 km long distribution line with spigot discharge points on the perimeter of the tailings impoundment.

Thickener overflow solution flows by gravity to two recovered process water storage tanks.  Decanted water recovered from the tailings will also be pumped from the tailings recovered water pond to the recovered process water tank.  The process water will then be pumped from the recovered process water tank to two 26,000 m3 process water storage ponds in the mill area.  This process water tank provides a reserve of emergency water to flush the tailings pipeline as required.

A gland seal water and firewater tank will be considered for this area.  In an emergency event, spillage or drainage of the thickeners is directed via gravity and trenching to the tailings pipeline and to the impoundment area.

TAILINGS WATER RECOVERY SYSTEMS

Supernatant water from the tailings will form a clear water pond adjacent to the tailings dam wall.  Barge pumps will transfer the decanted water to a booster pump station, located within impoundment, and then to Recovered Water Pump Station No. 1.  It will pump the water to the Recovered Process Water Tank and then to the Process Water Ponds at the plant site.

The pump station will have two operating pumps and one standby and will pump an estimated maximum flow rate of 300 L/s. The recovered water pipeline is a 450 mm (1.47 ft) diameter and 14.9 km long steel pipe.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 17-8

www.rpacan.com

CONCENTRATE HANDLING

EL MORRO

The final copper flotation concentrate is thickened in two 39 m diameter thickeners designed to increase the concentrate slurry density from 26% to 62% solids by weight. The thickener overflow serves as process makeup water.

Thickener overflow solution flows by gravity to a clarifier, from which it is pumped to the recovered process water ponds.  Each of the two thickeners is equipped with two variable speed centrifugal underflow pumps, one in operation and one in standby, along with slurry density meters, providing solids concentration control, with the option to recycle the slurry to the thickener feed. Thickened concentrates are transferred to two 1,250 m3 agitated concentrate storage tanks, providing 18 hours of storage capacity.

PUNTO CACHOS

The concentrate is pumped from the storage tanks, using positive displacement pumps, through the concentrate pipeline, to the facilities at Punta Cachos, approximately 206 km from El Morro.  The slurry density is controlled between 48% and 52% solids for pumping by adding process water into the pipeline.  The concentrate pipeline discharges through a terminal choke station for pressure reduction to a concentrate collection box and is then pumped to a 42 m diameter concentrate thickener.

The concentrate is pumped from the concentrate thickener underflow, at approximately 65% solids to two 1,250 m3 concentrate storage tanks, providing approximately 36 hours of surge capacity.  The concentrate is then pumped to two vertical pressure filters, which reduce the moisture from 35% to 8%.  The filtered concentrate is then conveyed to either the concentrate load-out bin, for loading trucks, or to the 85,000 tonne concentrate stockpile for loading ships.  The concentrate is reclaimed from the stockpile by frontend loader to two dump hoppers, which feed the conveyor system for loading ships.

The filtrate from the concentrate filters flows under pressure through a filter air release tank to the filtrate tank.  The filtrate is then pumped to the copper concentrate thickener, serving as dilution for the incoming concentrate feed.  The overflow from the concentrate thickener flows to the process water transfer tank and is then pumped to the clarifier water treatment plant for solids removal.  A portion of the clarified water is recycled to the fresh water tank within the concentrate plant.  The remainder is combined with the desalinated water in the desalinated water storage tank and then pumped to the process plant through the fresh water pipeline.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 17-9

www.rpacan.com

FRESH WATER SUPPLY AND DISTRIBUTION

FRESH WATER SUPPLY

Fresh water is supplied to the mine by a desalination plant, which located within the Castilla Power Plant on the coast approximately 202 km from El Morro. The desalinated water is pumped to the plant site through a 760 mm (30 in), pipeline and series of booster pump stations. The nominal fresh water requirements are estimated to be 521 L/s. The desalination plant is designed to produce 740 L/s, including a 15% design factor. The pumping system design is 775 L/s including 35 L/s of treated filtered water from the concentrate filter plant.

FRESH WATER DISTRIBUTION

The desalinated water is pumped from Punto Cachos to the mine and into two 49,000 m3 fresh/fire water storage ponds and to a storage tank for potable water production. The storage volume gives the site approximately 40 hours of supply. Approximately 1,500 m3 of storage volume in each pond is reserved for firewater.  Fresh water is then distributed throughout the site, service facilities and ore processing plant. The distribution system consists of two main loops, one for slurry pump gland seal water and the second for process water consumption. The distribution system includes a design factor of 1.15.

A potable water distribution system is designed to supply the operations. The potable water plant is designed for at least 1,049 persons (200 litres per person per day), with a plant design factor of 3.0.

The concentrator plant and its surroundings will be supplied with potable water from a 1,100 m3 head tank located at an altitude of 4,090 masl. This tank will also feed the 1,100 m3 potable water tank for the camp located at an altitude of 3,680 masl.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 17-10

www.rpacan.com

REAGENTS

Reagent preparation and storage facilities are provided for:

•	Flocculant
•	Flotation reagents
•	Lime
•	Grinding media

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 17-11

www.rpacan.com

Figure 17-1

FLOWS:
- PRIMARY FLOW
- SERVICE
- INTERMITTENT
- BATTERY LIMIT

New Gold Inc.

El Morro Project

Chile

General Flow Diagram
90,000 tpd Main Process

March 2012

Source: New Gold Inc., 2011.

17-12

www.rpacan.com

SEAWATER
THICKENER OVERFLOW
WATER CLARIFIER
SAND FILTER
CLARIFIER OVERFLOW STORAGE TANK
ALGAL BLOOM PRE-TREATMENT
STANDARD SEAWATER PRE-TREATMENT
SEAWATER REVERSE OSMOSIS
BY PASS
BY HATCH
BY OTHERS
TO SEA OUTFALL
DILUTION FLOCCULANT
PUNTA CACHOS FLOCCULANT PLANT
FRESH WATER STORAGE TANK
WATER TREATMENT PLANT
FRESH WATER COLLECTION TANK
BY CADAGUA
DESALINATED WATER STORAGE TANK CAP. 4600 m3
BY BRASS
CONC. STORAGE AREA SAFETY SHOWER
FILTER PLANT AREA SAFETY SHOWER
NOTE 1
FILTER AND DESALINATION PLANTS SITE
TO CONCENTRATE THICKENER
FRESH / FIRE WATER STORAGE RESERVOIR TOTAL CAPACITY: 45,000 m3
PUNTACACHOS : MINE SITE
TO PROCESS PLANT
FIRE WATER
POTABLE WATER DISTRIBUTION
POTABLE WATER PRODUCTION PLANT
RECLAIM WATER FROM CLARIFIER
FLOTATION TAILINGS
OPEN CHANNEL
TAILINGS THICKENER DISTRIBUTION BOX 0420-DB-0001
LAUNDER
RECOVERED PROCESS WATER TANK
PROCESS WATER POND 26,000 m3 each
TAILINGS THICKENER 61 m DIAMETER
FUTURE
RECOVERED PROCESS WATER
TANK 750 m3
PROCESS PLANT SIZE
TAILINGS DISPOSAL RECOVERED WATER POND 10,000 m3 0450-PO-0003
FLOWS:
PRIMARY FLOW
SERVICE
INTERMITTENT
BATTERY LIMIT

Figure 17-2

New Gold Inc.

El Morro Project

Chile

Fresh Water and Water Recovery Flow Sheet

March 2012

Source: New Gold Inc., 2011.

17-13

www.rpacan.com

WATER PUMP RECOVERED WATER PUMP STATION No1 (2+1) 0450-PP-0901@0903
TO REC. PROCESS WATER TANK
WASTE DISPOSAL RECOVERED PROCESS WATER BARGE 50 m3
BUSTER PUMP RECOVERED WATER BOOSTER STATION (2+1) 0450-PP-0891@0893
THICKENED
DISTRIBUTION BOX TAILINGS DAM FEED 0450-CB-0001@0004
BARGE PUMP TAILINGS DAM RECOVERED WATER 0450-PP-0871@0873
RAFTS
TAILING DISPOSAL BARGE 0450-XP-0001
LAGOON
WATER PUMP INFILTRATION AND DRAINAGE PUMP STATION 0450-PP-0881 / 0882
MONITORING WELLS INFILTRATIONS
TAILING DISPOSAL RECOVERED PROCESS BARGE 200 m3 TANK
RETAINED WATER IN DEPOSITED TAILINGS
720
724
725
726
727
728
729
730

STREAM FLOW DESCRIPTION		Total Water Rec. From Tailings Deposit	Combined Tailings from Thickeners	Combined Tailings into Tailings Deposit	Reclaim Water from Tailings Deposit Lagoon	Reclaim Water from Tailings Deposit Seepage	Water Recovered from Retained Wall Drainage	Total Water Recovered from Drainage System	Water Tailings Disposal Retained
Stream Number		720	724	725	726	727	728	729	730
INSTANTANEOUS CONDITION	Units								
Solid mass flow	t/h		3,995.98	3,995.98					3,995.98
Solid specific gravity			2.63	2.63					2.63
Solid volumetric flow	m³/h		1,518.12	1,518.12					1,518.12
Solid percent	%		63.00	63.00					65.46
Slurry density	t/m³		1.64	1.64					1.70
Slurry mass flow	t/h		6,342.83	6,342.83					6,014.14
Slurry volumetric flow	m³/h		3,864.97	3,864.97					3,535.27
Water volumetric flow	m³/h	328.70	2,346.85	2,346.85	294.16	6.91	27.63	36.59	2,018.15
Copper grade	%		0.10	0.10					0.10
Copper fine mass flow	t/h		4.02	4.02					4.02
Air volumetric flow	Nm³/h								
MAXIMUM CONDITION									
Solids mass flow	t/h		4,595.38	4,595.38					4,595.38
Design slurry mass flow	t/h	888.26	7,294.26	7,294.26	794.94	18.66	74.66	93.32	6,916.26
Design slurry volumetric flow	m³/h	888.26	4,444.71	4,444.71	794.94	18.66	74.66	93.32	4,065.71
MINIMUM CONDITION									
Flujo de Sólidos	t/h		4,595.38	4,595.38					4,595.38
Flujo de Pulpa	t/h	345.63	4,669.60	4,669.60	309.31	7.26	29.05	36.31	4,669.60
Caudal de Pulpa	m³/h	345.63	2,845.40	2,845.40	309.31	7.26	29.05	36.31	2,745.70
Air volumetric flow	Nm³/h								
DESIGN FACTOR									
Maximum	°/1	2.70	1.15	1.15	2.70	2.70	2.70	2.70	1.15
Minimum	°/1	0.39	0.80	0.80	0.39	0.39	0.39	0.39	0.80

FLOWS:

- PRIMARY FLOW
- SERVICE
- INTERMITTENT
- BATTERY LIMIT

Figure 17-3

New Gold Inc.

El Morro Project

Chile

Tailings Water Distribution Flow Sheet

March 2012

Source: New Gold Inc., 2011.

17-14

www.rpacan.com

18 PROJECT INFRASTRUCTURE

ACCESS

The El Morro site is located within the Municipality of Alto del Carmen, Province of Huasco, in the Atacama Region of northern Chile. The mine site is approximately 800 km north of Santiago by road and 140 km east of the nearest city, which is Vallenar, situated 2 km to the east of the Pan-American Highway (Figure 18-1).  Vallenar is approximately 200 km north of La Serena and 150 km south of Copiapo.  The mine site is located at an elevation of 4,125 masl and the process plant altitude is 4,023 masl.

LOCATION OF EXISTING ROAD INFRASTRUCTURE

Although there is an extensive road network in the region, the roads do not adequately serve the areas where the Project facilities will be located.  Most roadways are not in adequate condition for heavy traffic in the area where Project works are located.

VALLENAR – ALTO DEL CARMEN

The Vallenar-Alto del Carmen by Chanchoquin access will be used for pioneering works and studies only and under emergency situations. This road is not adequate nor permissible due to community commitments for heavy traffic operations.

ROUTE 5 (PAN-AMERICAN HIGHWAY)

Material and equipment transportation, both domestic and imported, will be able to access the different areas of the Project via Route 5.  This is a national highway for all types of cargo without any major restrictions. Maritime cargo received through the different ports that serve the Project will also arrive via this route.

ROUTE 5 TO PUNTA CACHOS (PUBLIC ROAD C-416)

Access to the desalination plant will be via Route 5, then westward along route C-416, passing through the locality of Totoral and continuing toward Totoral Bajo up to an existent detour to the southeast along the Coastal Route, along a new stretch of road. Route C-416 is a public-use road and, like the Coastal Route, has a transversal profile adequate for use by the Project. There is an alternative route C-410 that by-passes Totoral.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 18-1

www.rpacan.com

Copiapó
Tierra Amarilla
PUNTA CACHOS
CHILE
N
LINEA ELECTRICA
P.N.
Llanos de Challe
Huasco
Freirina
Vallenar
Alto del Carmen
MINA 4000

Figure 18-1

New Gold Inc.

El Morro Project

Chile

Project Locations and Road Access

March 2012

Source: New Gold Inc., 2011.

18-2

www.rpacan.com

NEW ACCESS ROADS

The El Morro facilities are distributed over a distance of more than 200 km. The technical review of the quality of the current access roads to these different project locations shows that upgrades are required and that it is necessary to build new roads to access the mine at El Morro and the concentrate plant and camp facilities at Punta Cachos. The road to El Morro and Punta Cachos are critical for Project construction and operation and therefore construction has been planned to start prior to Project sanction.

POWER SUPPLY

GENERAL

Most of the electrical power required in Chile is transmitted by two main grids.

In northern Chile, the power transmission grid – called Sistema Interconectado del Norte Grande (SING) – runs south from Parinacota in the northern border of Chile to Antofagasta.

In Central Chile, the Sistema Interconectado Central (SIC) power transmission grid runs from Paposo on the north to Chiloe Island in the south. The SIC transmission grid is fed by thermo-electrical units (3,600 MW), and hydro-electrical power plants (5,400 MW), with an installed capacity of 9,000 MW covering a maximum demand of 6,300 MW.

In addition there are two other minor power transmission grids in the extreme south of Chile and the Patagonia region.

Additional power plants will be built in the near future. Among these, Castilla thermoelectric power plant which will provide an additional 2.1GW to the SIC, is already environmentally approved. This power plant will be located in the area of Punta Cachos, 90 km north of Huasco port.

The Castilla power plant will be connected to the SIC through a 220 kV double circuit, whose route runs from Punta Cachos substation to the new Hacienda Castilla substation, located between Cardones substation (north) and Maitencillo substation (south). The Hacienda Castilla substation will connect to the SIC by sectioning three existing 220 kV transmission lines running between Maitencillo and Cardones substations.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 18-3

www.rpacan.com

The power required by the El Morro Project will be provided by the SIC, connecting El Morro’s transmission system to Hacienda Castilla substation by a 220 kV double line circuit. The desalination plant and the pumping station No. 1 will be fed from Punta Cachos substation. The filter plant will be fed from the port substations. The pumping stations Nos. 2, 3, 4, and 5 will be connected to the 220 kV double circuit power lines that run from Castilla substation to El Morro substation.

The Hacienda Castilla substation in Figure 18-2 (to be built by the Hacienda Castilla generation company) will provide the necessary switches to feed El Morro substation through two 220 kV transmission lines.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 18-4

www.rpacan.com

Bahia Salado
PORT
PUNTA CACHOS
FILTER PLANT
DESALINATION PLANT
ENERGY PLANT
C-390
Quebrada La Justa
40
15
Km 760
22
HACIENDA CASTILLA
N
43
AQUEDUCT - CONCENTRATE
10
AGROGENESIS
6
HACIENDA TOTORAL
POWER LINE
Totoral
10
Km 740
C-414
C-443
36
C-435
36
C-416
SUBESTACION CASTILLA
7
15
33
Bajo
30
C-409

Figure 18-2

New Gold Inc.

El Morro Project

Chile

Power Line and Hacienda Castilla Substation

March 2012

Source: New Gold Inc., 2011.

18-5

www.rpacan.com

TRANSMISSION SYSTEM OVERVIEW

El Morro Project considers a total estimated maximum power demand of 275 MVA, distributed as summarized in Table 18-1.

TABLE 18-1   EL MORRO MAXIMUM POWER DEMAND
New Gold inc. – El Morro Project

Area	Maximum power demand		
	KW	KVAR	KVA
Truckshop	3,734	1,657	4,202
Mine loop	18,437	8,933	20,487
Primary crusher	2,032	1,139	2,336
Ore conveying	3,770	1,896	4,223
Harmonic filters		-86,072	
Stockpile	723	448	850
Grinding	10,437	5,288	11,770
SAG mill	19,579	14,684	24,474
Ball mill N° 1	17,621	13,216	22,026
Ball mill N° 2	17,621	13,216	22,026
Pebbles conveyors	1,175	639	1,341
Flotation	11,777	6,161	13,359
Re-grinding	2,961	1,463	3,307
Concentrate thickeners	555	333	647
Reagents	177	77	200
Compressed air	5,908	2,887	6,577
Lime plant	436	266	511
Tailings thickeners	7,392	3,697	8,274
Tailings water recovery	4,491	2,346	5,077
Filter plant	2,487	1,433	2,877
Sewage plant	149	92	175
Potable and process water treatment plants	54	34	64
Detection and fire extinction system	102	64	120
Intake pumps	1,202	568	1,329
Desalination plant	11,915	8,925	14,887
Auxiliary consumption	473	162	515
Concentrate pipeline	11,900	7,375	14,000
Pumping station N° 1	12,685	2,527	12,981
Pumping station N° 2	12,685	2,527	12,981
Pumping station N° 3	12,685	2,527	12,981
Pumping station N° 4	12,685	2,527	12,981
Pumping station N° 5	12,685	2,527	12,981
Total	220,531	23,560	229,458
Spare capacity (20%)	44,106	4,712	45,892
Total Project	**264,637**	**28,272**	**275,349**

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 18-6

www.rpacan.com

SG Crushing
Mine Loop
Feeder
Feeder 1
Feeder 2
Camps
Concentrate Plant
Tailings Plant
Truck Shop
El Morro S/S
Power Line 1x220 kV
Pump S/S 5
Power Line 1x220 kV
Pump S/S 4
Power Line 2x220 kV
Power Line 1x220 kV
Pump S/S 3
Power Line 1x220 kV
Pump S/S 2
Cardones S/S
Hacienda Castillo S/S
Maintencillo S/S
By others
Pump S/S 1
Punto Cachos S/S
Desalination Plant
Port Facilities (By Others)
Filter Plant
S/S = Substation
SIC = Central Interconnected System

Figure 18-3

New Gold Inc.

El Morro Project

Chile

Power Transmission System

March 2012

Source: New Gold Inc., 2011.

18-7

www.rpacan.com

The power transmission system illustrated in Figure 18-3 comprises:
•	Hacienda Castilla substation. The Hacienda Castilla substation will be part of the SIC and will be owned by CGX. It will not be part of El Morro’s scope.

•	220 kV double circuit transmission line 122 km long, from Hacienda Castilla substation up to El Morro substation, located at 4,089 masl.

•
El Morro Substation, 220 kV/23 kV, located near the process plant at 4,089 masl, feeds the primary crusher, concentrator plant, tailings thickening plant, camp sites, concentrate pipeline, and mine loop.

•
Punta Cachos substation, 220 kV/23 kV (by others), located at sea level. This substation feeds (in 23 kV) the projected desalination plant and filter plant substations, and the desalinated water pumping station No. 1.

•	Desalination Plant and Pumping Station No. 1 Substation is 23 kV/6.9 kV, is located at Punta Cachos, next to the Pacific coast line.

•	Filter Plant Substation 23 kV/6.9 kV, fed from the port facility, is located at sea level and supplies power to the filter plant.

•
Substations for Water Pumping Stations Nos. 2, 3, 4, and 5 substations at 220 kV/6.9 kV.  Power supply is obtained from tap-off points from the 220 kV line that runs from the Castilla Substation to El Morro Substation.

WATER AND WASTEWATER SYSTEMS

El Morro plant operation will depend on a desalinated seawater supply system.  Seawater is obtained through a connection to the thermal power plant outfall. The seawater desalination plant is based on reverse osmosis technology with a production capacity of 740 L/s desalinated water (potable water quality) located in Punta Cachos. The Plant facilities are illustrated in Figure 18-4.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 18-8

www.rpacan.com

0
100
200
300
400
Metres

Figure 18-4

New Gold Inc.

El Morro Project

Chile

March 2012

Source: New Gold Inc., 2011.

18-9

www.rpacan.com

SEAWATER INTAKE AND DISCHARGE STRUCTURE

Due to the relocation of the desalination plant, from Caleta Totoral to Punta Cachos, it will no longer be necessary to construct an intake and discharge structure, as intake and discharge structures will belong to the thermal power plant located at Punta Cachos. El Morro will have two connection lines to provide the seawater feed and the seawater discharge to the desalination plant.  No marine works are part of the El Morro Project. This may result in schedule risks.

DESALINATION PLANT

The desalination plant for El Morro will provide the required water for all the mining and process plant activities. Seawater shall be fed to a reverse osmosis (RO) plant through the above described intake system, and after desalination, water will be conveyed through a pipeline to the concentrator plant and minesite.

The plant will have a continuous water flow capacity of 740 L/s, a quality of 600 ppm of total dissolved solids (TDS), with an availability of 95%. The plant reverse osmosis system will have a minimum conversion rate of 45%.

WATER TREATMENT PLANT FOR BLEED-OFF FROM CONCENTRATES FILTER PLANT

The effluent treatment plant for the filter plant located at Punta Cachos, is designed to:
•	Break down organic compounds found in the filtered water from copper concentrates, through an advanced oxidation process, and

•	Remove solids coming from the process and those formed during chemical reactions during this treatment.

The 17 L/s treated water will be pumped and mixed with the desalinated water from the RO plant and pumped back to the mine area to be used in the concentrator and production of potable water.

WATER TRANSPORT TO CONCENTRATOR

The desalinated water pipeline design utilizes a 202 km long, 0.76 m (30 in) diameter, high resistance API 5L X65 pipeline, from the desalinated water treatment plant at 39 masl to the concentrator fresh water ponds at 4,090 masl.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 18-10

www.rpacan.com

The Project design includes five pump stations and one terminal choke station.  At each of the pump stations (PS1 - PS5) a permanent pig launcher and receiver has been considered. Pump station equipment is located inside closed structural steel buildings to protect the equipment from extreme weather conditions and facilitate maintenance. A dedicated electrical room and medium voltage substation are located close to each pump house. An emergency drain pond has been installed at each pump station with a capacity to hold the volume of water that will drain by gravity from the downstream section of pipe from the next station, plus 10%.

The pipeline route, from the desalinated water treatment plant (low section), runs across “Hacienda Castilla” parallel to the high voltage power line and then follows the Ferronor train rail route up to the intersection with Route C-432 and Route 5 (Figure 18-5).

In the section between Route 5 and the concentrator (high section), the pipeline route mostly runs parallel to the El Morro mine access road. However, in some sections the pipeline deviates in order to reduce total earth movement and take advantage of increased flexibility in pipeline design slope.
.
Electrical power supply for the pump stations will be from a 220 kV overhead power line and 220/6.9 kV substations.

The desalinated water pipeline control system is designed as an extension of the desalinated water treatment plant distributed control system (DCS). All pump stations have a dedicated DCS controller and all controllers are linked through a redundant fiber optic communication link.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 18-11

www.rpacan.com

N
PS1
(Seawater Desalination Plant)
PS2
PS3
PS4
PS5
TS
P.N.
Llanos de Challes
Vallenar
Freirina

Figure 18-5

New Gold Inc.

El Morro Project

Chile

Desalinated Water Pipeline Route and Pump Station Locations

March 2012

Source: New Gold Inc., 2011.

18-12

www.rpacan.com

TAILINGS MANAGEMENT

CAPACITY

The tailings production volume for the LOM (at the end of year 18) has been estimated to be 364.5 million m3. For safety reasons, an additional volume of 0.53 million m3 is required to contain the probable maximum flood conditions.

DEWATERING AND DEPOSITION

The tailings will be thickened in the range of 60% to 63% solids using two 81 m (267 ft) diameter high capacity thickeners.  The tailings thickener underflow slurry will flow by gravity to a tailings distribution box and into a 1,000 mm diameter high-density polyethylene (HDPE) pipeline.  The slurry will flow by gravity, 8.2 km to the tailings impoundment distribution pipeline.  The tailings pipeline is carried in a trench with a slope of 1.85% slope.  After 7.2 km, two ceramic ring chambers and installed in the line to reduce the head prior to the final head dissipation station, after which it discharges into the distribution pipelines.

The tailings and recovered water pipelines are located on a 10 m wide platform together on the east side of the tailings impoundment.  The operational philosophy of the transport system is designed to be continuous and gravitational.  Therefore, stopping this disposal system will be for maintenance or emergency purposes only.

Figure 18-6 shows the tailings disposal system.

CONSTRUCTION

The location of the tailings dam wall was chosen to minimize its volume. It is scheduled to be constructed in five stages and has a maximum height of 238 m. Upstream slopes are 2:1 and downstream slopes of 2:1 (horizontal/vertical). The final top width is considered to be 20 m wide. The wall construction will be undertaken using mining equipment and using waste material from the mine waste dump.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 18-13

www.rpacan.com

In the upstream face of the wall, one HDPE impermeable geomembrane is will be installed to avoid water seepage through the wall and prevent any failure due to internal erosion. The HDPE geomembrane will be supported above two geotextiles (one as a sacrificial layer and a second for seepage control), which will be supported upon a one metre wide bed of rounded sandy gravel minus 75 mm in size.  Beneath this bed, a three metre thick layer of minus 150 mm borrow material will be placed.

Potential infiltration water will be channelled through gravels beneath the dam to a collection basin at the base of the dam.

TAILINGS WATER RECOVERY SYSTEMS

Infiltration water passing through basal drain system in the tailings dam is collected in the infiltration drainage water recovery pond and pump station.  Monitoring wells, equipped with vertical pumps, installed downstream of the drainage recovery pond collect infiltration water entering the rock beneath the impoundment and pump it into the drainage recovery pond.  The infiltration drainage pumps will pump the recovered water to Recovered Water Pump Station No. 1, located at the elevation of the dam crest.  Supernatant water from the tailings will form a clear water pond adjacent to the tailings dam. Barge pumps will transfer the decant water to a booster pump station, located within impoundment, and then to Recovered Water Pump Station No. 1.  Recovered Water Pump Station No. 1 will pump the water to the Recovered Process Water Tank and then to the Process Water Ponds at the plant site.

The pumping station will have two operating pumps and one standby and will pump an estimated maximum flow rate of 300 L/s. The recovered water pipeline is a 450 mm (1.47 ft) diameter and 14.9 km long steel pipe.

The water recovery system layout is shown in Figure 18-7.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 18-14

www.rpacan.com

Tailings Thickeners (2)
Tailings Collection Box
Ceramic Ring Chamber
Dissipation Station
HDPE Pipeline 1000 mm diameter 2.1 km long and 1.85% slope
HDPE Pipeline 1000 mm diameter 7.2 km long and 1.85% slope
HDPE Pipeline 1000 mm diameter 1 km long
HDPE Pipeline 1000 mm diameter 1 km long and 1.85% slope
4 Discharge Pipelines to Tailings Deposit
4 Tailings Distribution Manifolds

Figure 18-6

New Gold Inc.

El Morro Project

Chile

Tailings Disposal Flowsheet

March 2012

Source: New Gold Inc., 2011.

18-15

www.rpacan.com

Figure 18-7

New Gold Inc.
El Morro Project
Chile
Water Recovery System Layout
N
SIMBOLOGIA
LAGUNA
DEPOSITO DE RELAVES
SISTEMA DE AGUA RECUPERADA
CANAL DE CONTORNO
CONDUCCION DE RELAVES
QUEBRADAS
0
500
1000
1500
2000
Metres
404,000 E
405,000 E
406,000 E
407,000 E
408,000 E
409,000 E
410,000 E
411,000 E
412,000 E
413,000 E
6,834,000 N
6,833,000 N
6,832,000 N
6,831,000 N
6,830,000 N
6,829,000 N
6,828,000 N
6,827,000 N

March 2012

Source: New Gold Inc., 2011.

18-16

www.rpacan.com

PORT FACILITIES

The shipment of concentrate will be from a port located at Punta Cachos, owned and operated by a third party. The third party will invest in the port facilities, including concentrate reception, an enclosed warehouse with the capacity to store 100,000 tonnes of concentrate, concentrate rehandling, and truck and ship loading systems for shipment of concentrate both locally and to international markets.

Based on a copper concentrate production of 850,000 tpa, the capacity of the port is appropriate for El Morro requirements. A single grade of concentrate is anticipated.

CONCENTRATE HANDLING SYSTEM

The concentrate handling system (by others) is comprised of four main conveyors with a nominal capacity of 750 tph to stockpile the concentrate in the storage building. Front-end loaders will be used to reclaim concentrate from the stockpiles and onto the conveyor that will load the ship. The required vessel loading capacity for the concentrate was estimated at 1500 tph and a 42% runtime of the ship-loader based on design calculations from the third party port facility. The sequencing of vessels is based on a schedule of once every 34 days.

Between the storage building and ship loader, the maximum capacity will be 2,750 tph. The conveying system will be enclosed in a gallery to prevent environmental contamination.  During this conveying process, the concentrate will be both measured for weight to verify loading rates as well as total product transferred and sampled to verify composition, ensuring the quality of the product being loaded onto the vessel.

SHIPPING OPERATIONS

The site will be designed for Panamax vessels, maximum 70,000 deadweight tonnage (DWT) maximum, 240 m long and 14.1 m draft.  The third party estimates the arrival and departure rate will increase from 40 ships in year 2012 to 105 ships by 2016, with a wait time in port that could vary from one to five days, depending on the operation, type of boat and type of load.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 18-17

www.rpacan.com

The vessel berthing study concluded that Punta Cachos will provide natural shelter for ships of 70,000 DWT to 170,000 DWT.  The estimated downtime for the three sites should not exceed 6%.

MINE FACILITIES

Mine facilities include:
•	Mine truck maintenance shop
•	Mine warehouse
•	Truck wash shop
•	Tire change area
•	Workshop for ancillary services
•	Mine truck parking area
•	Fuel and lubricant storage
•	Explosives magazine

WAREHOUSES

There will be two warehouses: the process plant warehouse (1,200 m2) located near to the process plant and the mine warehouse with an available area of 2,220 m2.  Each warehouse will be a structure fitted with standard modular panels.

ADMINISTRATION OFFICES AREA

The administration offices will be located at the mine truck shop, in the concentrator plant and at the filter plant.  Offices will consist of modular buildings with single offices for senior staff and standard modules for the rest of the staff, training rooms, meeting rooms, restrooms and mess halls. The administration offices will also include a fire protection system, potable water system, service water system and a modular plant for sewage treatment.

Office areas will also contain the following:
•	Polyclinic with an ambulance that will provide first aid in the case of accident or disease.
•	Fully equipped rescue unit.
•	Dining hall with capacity to service the staff working in the area.
•	Laboratory building, including all areas necessary for operation.
•	Parking for buses and light vehicles.
•	A core sample and drilling warehouse will be provided at the mine.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 18-18

www.rpacan.com

CAMP FACILITIES

PROCESS PLANT AND MINE

The most cost efficient approach considers only one camp, at 3,680 masl, used for construction and later for operation. This semi-permanent camp will be rehabilitated during its lifetime, in order to pass from construction to operation quality standards. The camp life is 30 years.

The rehabilitation will be done mainly at the end of construction, but also for early operation activities.  The maximum expected population for the camp is 5,090 workers.

This altitude of 3,680 masl was selected as it is important for workers to be lodged at the lowest possible altitude in order to get the best night's sleep and be well-rested for construction and operations activities. This is a health and safety issue of major significance. The need to minimize the elevation of the camps is balanced with the distance of the camps from the plant site.

PUNTA CACHOS

The same type of construction and operations camp as used at the mine is considered for Punta Cachos.

Construction camp capacities for both sites are:
Mine:                                5,090
Punta Cachos:                   850

FUEL AND LUBRICANT STORAGE AND DISTRIBUTION

The mining truck fuel supply consists of a fuel station for winter diesel storage and distribution which includes two fuel tanks that hold 650 m3, or a one-week supply, in case of access road disruption (disruptions are expected to last three to four consecutive days at most). The fuel station is located in the truck shop area in order to minimize refuelling time. One diesel storage and distribution station has been provided for vehicles other than mining trucks. This station consists of underground fuel storage tanks, which hold 30 m3, a one-week supply. This fuel station has been located near the general warehouse to avoid excessive traffic in the truck shop area. According to safety provisions, fuelling facilities must be located not less than 105 m from any ignition source.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 18-19

www.rpacan.com

These facilities will be constructed by the fuel supplier and managed under a consignment agreement.  An oil and lube storage area is located close to the mine truck shop. Used oil drums will be removed periodically by the contractor.  Construction of these facilities is scheduled after completion of the new access road and before the prestripping phase.

OTHER INFRASTRUCTURE AND AUXILIARY FACILITIES

Other infrastructure and auxiliary facilities will include:
•	Entry gate to register access to the road to site
•	Control gatehouses
•	First aid facilities
•	Potable water system
•	Sewage treatment plants
•	Truck shop
•	Plant site roads
•	Health, Safety, Environment, and Community (HSEC) facilities
•	Communication system
•	Plant control system
•	Helipad

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 18-20

www.rpacan.com

19 MARKET STUDIES AND CONTRACTS

MARKETS

Gold and copper markets are mature global markets with reputable smelters and refiners located throughout the world.

Copper is a principal metal traded on the London Metal Exchange (LME) and has total price transparency.  Prices are quoted on the LME for Copper Grade A and can be found at www.lme.com.  The average copper price for 2011 was $4.00 per pound. Current prices as of March 1, 2012, are $3.90 per pound.  The three-year and five-year rolling average prices through the end of February 2012 are $3.37 and $3.26 per pound, respectively.  This Technical Report uses a price below the three-year average price for copper of $2.75 per pound for the economic analysis.

Gold is a principal metal traded at spot price for immediate delivery.  The market for gold is trading almost 24 hours per day with a location somewhere in the world that is usually open.  Gold trading activity takes place in many markets including New York, London, Zurich, Sydney, Tokyo, Hong Kong, and Dubai.  Daily prices are quoted on the New York spot market and can be found on www.kitco.com.   The average gold price for 2011 was $1,569 per troy ounce.  Current prices as of March 1, 2012, are $1,720 per troy ounce.  The three-year and five-year rolling average prices through the end of February 2012 are $1,300 and $1,102 per troy ounce, respectively.  This Technical Report uses a price below the three-year average price for gold of $1,200 per troy ounce for the economic analysis.

Operations at the El Morro Project are expected to produce an annual average of 486,000 dry tonnes per year of copper concentrate, containing 317 million pounds of copper and 342,000 ounces of gold.  New Gold’s 30% share of the annual production is expected to be a nominal 103,000 ounces of gold and 95 million pounds of copper.

CONTRACTS

There are no smelting and refining contracts in place.  The economic model is based on typical terms and conditions for current contracts.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 19-1

www.rpacan.com

20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

ENVIRONMENTAL STUDIES

The Feasibility Study and Environmental Impact Assessment (EIA) incorporate a sound environmental program that is being managed by the same team that led the effort by Xstrata.  This continuity of environmental management and contractors between Xstrata and Goldcorp has benefited the Project greatly.

The Project is based upon a sustainable framework that is intended to protect the environment by impact minimization, mitigation and the incorporation of contingency measures that are intended to show compliance with international, national, and Goldcorp’s corporate requirements.

An Environmental Management System (EMS) is being developed and will continue to be developed to document, monitor, and assess compliance.  The EMS is structured around two main policies: the Goldcorp Corporate Environmental Policies and the Global Reporting Initiative.  The objectives of these policies are to provide:

•	A framework for continuous improvement
•	Compliance with Norms and regulations
•	Incorporation of Best Management Practices (BMPs)
•	Flexibility to respond and adjust to environmental concerns of the nearby communities

Goldcorp has also developed environmental design criteria for the construction, operation, and closure phases of the Project.  Key criterion includes:

•	Protection of archaeological sites
•	Protection of significant habitats
•	Protection of flora and fauna in conservation categories
•	Avoidance/minimization of water bodies
•	Minimization of natural risks
•	Geotechnical stability
•	Marine environment protections
•	Protection of seawater column

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 20-1

www.rpacan.com

ENVIRONMENTAL BASELINE

Available information and reports regarding the environmental baselines of the El Morro Project and associated infrastructure were reviewed.  Based upon the anticipated social, economic, and environmental impact of the proposed project, an EIA was commissioned.

The EIA and baseline data collection was prepared to satisfy Law 19,300 and was initially prepared by Knight Piesold S.A. and other supporting environmental consultants and experts.  Follow-up permitting support has been led by SRK Consulting Services.
Key environmental baseline data collected for the EIA includes:

•	Air Quality and Meteorology
•	Noise and Vibration
•	Geology, Geomorphology, Soils and Soil Stability and Geochemistry
•	Surface and Groundwater Quality and Quantity
•	Marine Environment
•	Flora and Fauna
•	Cultural, Archaeological and Historical
•	Landscape (visual)
•	Socio-Economic
•	Infrastructure

These environmental baselines were collected to assess compliance with national regulations and international guidelines as they relate to environmental protection.  This was done to assess and determine if the Project would generate negative impacts and to assist with development of mitigation measures to offset adverse impacts.

These environmental baselines will serve as a reference to assess Project modifications and help in determining whether Project implementation causes environmental impacts (positive and negative) and determine whether mitigation measures applied during implementation are sufficient or require additional measures or activities.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 20-2

www.rpacan.com

PROJECT PERMITTING

The Environmental Impact Study (EIS) for the Project was submitted to the Chilean government in 2008 and was approved in March of 2011.  Goldcorp is currently preparing an Environmental Impact Statement (DIA) for the modification of the Project.  Modifications include:

•	Concentrate filtering
•	Desalinization facilities
•	Modification of linear infrastructure footprints

The above referenced modifications were intended to improve operations and minimize impact(s) on the environment.  Once approved, the remaining support permits and authorizations can be obtained.  A detailed list of the various environmental permits and authorizations, along with the approval/governing authority, is provided in Table 20-1.

Proposed Project modifications if/when approved will resulted in positive synergies with other approved (permitted) projects, eliminating some of the impacts and risks assessed for the original project.  These include:

•	Using the approved desalinization plant of MPX. By doing so, a new brine discharge will be avoided and the risk of impacts to the original Totoral will be eliminated.

•	Using the approved port of MPX for concentrate shipping will eliminate impacts on the Port of Huasco.

•	The location of the facilities in an approved/permitted industrial area will eliminate impacts on a “Greenfield” area.

Goldcorp has retained previous approvals for the original alternatives should negotiations not be completed.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 20-3

www.rpacan.com

TABLE 20-1   LIST OF ENVIRONMENTAL PERMITS AND AUTHORIZATIONS
New Gold Inc. – El Morro Project

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 20-4

www.rpacan.com

PERMIT	APPLICABLE TO	CONTROLLED BY
22	ED 90/1996, Safety regulations for the storage, refining, carriage and sale to the public of oil-derived liquid fuels and ED 379/1985, Minimum safety requirements for the storage and handling of oil-derived liquid fuels for own consumption, Ministry of Economy, Development and Reconstruction. Liquid fuel handling.	TK of capacity above 1.1 m3, whether fixed or mobile sources of gasoline, oil, solvents and used oil.	Superintendency of Electricity and Fuels
23	Decree 29/1986 of the Ministry of Economy, Safety Regulations for the Storage. Carriage and Sale of queried Gas. Decree 222/1996 of the Ministry of Economy, Regulations on Interior Installations. Gaseous fuel handling.	Gas heaters in the truck shop or other facilities.	Superintendency of Electricity and Fuels
24	Law 17,798 of the Ministry of National Defense on Weapons Control; ED 77 /1982 of the Ministry of National Defense, complementary regulations to Law17798. Explosives.	Any work requiring the use of explosives to remove material.	National Office of Mobilization. Chilean Army.
25	Statutory Decree 725/1968, Ministry of Public Health, articles 79 and 80 of the Sanitation Code (Article 93 of ED 95/2001 of SEGPRES, Resolution 02444/1980of the Ministry of Health. Handling of Waste and Garbage. Sanitary Landfill.	Any waste handling yard, sanitary and fill for hazardous waste and final disposal of industrial waste. Transportation of waste outside of the mining project (article 81).	Atacama Health Service
26	ED 594/2000 of the Ministry of Health, Regulations on Basic Sanitary and Environmental Conditions in Work Places. Storage and treatment of industrial waste on site.	Sanitary landfill, industrial waste handling yards and temporary storage.	Atacama Health Service
27	ED 594/2000 of the Ministry of Health, Regulations on Basic Sanitary and Environmental Conditions in Work Places. Storage and treatment of industrial waste off site.	Waste recycled and destined to abro	Atacama Health Service
28	ED 594/2000 of the Ministry of Health, Regulations on Basic Sanitary and Environmental Conditions in Work Places. Declaration of industrial waste.	Declaration of industrial waste	Atacama Health Service
29	Temporary storage of hazardous waste, ED 148/2003 of the Ministry of Health, Sanitation Regulations on the Handling of Hazardous Waste. Handling of hazardous waste.	Subsector for temporary storage and handling of hazardous waste and the generation of hazardous waste throughout the project.	Atacama Health Service
30	Exempt Resolution 427/2002 of the Regional Office of the Ministry of Transportation and Telecommunications for the Third Region of Atacama. Carriage of Hazardous Cargo.	Any process requiring hazardous substances. Discharge of hazardous waste.	Atacama Health Service
31	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Method of Mine Exploitation.	Pit operation.	SERNAGEOMIN
32	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Waste Deposit.	Waste dumps and low-grade mineral deposits.	SERNAGEOMIN
33	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Mineral Beneficiation Plant.	Concentrator	SERNAGEOMIN
34	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. ED248/2007 of the Ministry of fining, Regulations for the approval of projects for the design, construction, operation and closing of tailings deposits; article 84 DS95/2001 of SEGPRES. Tailings Deposits	Tailings deposit	SERNAGEOMIN
35	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Extraction Site Closure or Abandonment Plan	Pit operation.	SERNAGEOMIN
36	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Mineral Beneficiation Plant Closing Plan.	Concentrator	SERNAGEOMIN
37	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Mineral Storage and Waste Dump Closing Plan.	Waste dumps and low-grade mineral deposits.	SERNAGEOMIN
38	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Mine Electrification	Pit operation.	SERNAGEOMIN
39	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Regulations on the Traffic of Vehicles and People at the Mine.	Pit operation.	SERNAGEOMIN
40	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Drilling and Blasting Regulations	Pit operation.	SERNAGEOMIN
41	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Material Carriage and Hauling Regulations.	Pit operation.	SERNAGEOMIN
42	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Emergency System Regulations	Pit operation.	SERNAGEOMIN
43	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Explosives Regulations.	Pit operation.	SERNAGEOMIN
44	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Law 17798 of the Ministry of National Defense on Weapons Control; ED 77/1982 of the Ministry of National Defense, Regulations complementary to Law 17798. Explosives handlers.	Pit operation and earth working using explosives.	SERNAGEOMIN
45	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Accident Prevention and Occupational Risk Program.	Pit operation.	SERNAGEOMIN
46	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Law 17798 of the Ministry of National Defense on Weapons Control; ED 77/1982 of the Ministry of National Defense, Regulations complementary to Law 17798. Explosives carriage on public thoroughfares.	Pit operation and earth working using explosives.	SERNAGEOMIN / Ministry of National Defense
47	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Law 17798 of the Ministry of National Defense on Weapons Control; ED 77/1982 of the Ministry of National Defense, Regulations complementary to Law 17798. Explosives carriage.	Pit operation and earth working using explosives.	SERNAGEOMIN
48	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Law 17798 of the Ministry of National Defense on Weapons Control; ED 77/1982 of the Ministry of National Defense, Regulations complementary to Law 17798.Combined carriage of raw materials and detonators.	Pit operation and earth working using explosives.	SERNAGEOMIN
49	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Covering holes loaded with explosives.	Pit operation and earth working using explosives.	SERNAGEOMIN
50	ED 72/1985 of the Ministry of Mining, the Mining Safety Regulations. Notice of start-up of mining operation.	Pit operation.	SERNAGEOMIN

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 20-5

www.rpacan.com

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 20-6

www.rpacan.com

SOCIAL OR COMMUNITY REQUIREMENTS

The existence of the Diaguita ethnic group and their rights on a national level in Chile warrants special consideration by Goldcorp going forward.  There is very little information available to socially quantify this population in the Huasco Valley as their recognition by the federal government was not given until after 2002.  It is understood that being a Diaguita is an identity under construction by the inhabitants of the Huasco Valley and will have an impact on the relationships they form with society, companies and government.

Goldcorp, as operator of the El Morro Project, will be observant and reactive to this new designation and the impacts on grazing, water, archaeology/heritage, and traditional activities and seek to avoid conflicts while maintaining an open dialogue with them and other stakeholders in the community.

Project design elements and modifications have minimized some of these opportunities for impact.  Other opportunities will be continuously evaluated, and where appropriate, proposed/implemented.

Goldcorp has implemented the following to address this sensitive issue:

•	Provide information on an ongoing basis
•	Promote company exposure and its employees in the area
•	Hold regular update meetings
•	Be adaptive to local timings (be available when they are)
•	Be respectful to and consider all Diaguita issues (not just what is important for the Project)

MINE CLOSURE REQUIREMENTS

A basic Closure Plan for the facility based on Xstrata criteria and provisions with the Chilean mining laws and regulations has been developed.  In essence, the plan involves:
•	Dismantling of facilities
•	Demolition and disposal of concrete structures and foundations
•	Physical stabilization of facilities, slopes and surfaces exposed to erosion
•	Geochemical stabilization
•	Hydrologic stabilization – surface runoff diversion
•	Surface contouring

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 20-7

www.rpacan.com

There are no reclamation and closure costs provided for in the Feasibility Study.  However, earlier estimates of closure costs are estimated in the $40 to $50 million range.  These estimates did not take into account the salvage value of equipment, facilities and structures.  Net closure costs were previously estimated to be around $26.3 million.  Chile does not require reclamation and closure bonding.

The Project has also been designed to satisfy international (World Bank/IFC) requirements.  A critical component from these requirements that has been implemented includes Public Participation and Consultation.  As the Project moves forward, there will be a need to ensure that additional activities are satisfied.  These include:

•	Independent third-party tailings design review
•	Independent environmental review, and
•	Development of a more robust closure plan/design beyond current level

Based upon follow-up monitoring and testing results (i.e., geochemistry, and pit water hydrology and quality), these activities and estimates will need to be adjusted to account for actual site conditions at closure.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 20-8

www.rpacan.com

21 CAPITAL AND OPERATING COSTS

CAPITAL COSTS

The initial capital cost estimate from Hatch (2011) is based on the construction of a sulphide flotation mill.  As the mine fleet builds up in the first few years, minimal additional mine equipment capital is required as shown in Table 16-3.  The total initial capital expenditure through Year 1 is $3.834 billion including contingency and excluding working capital (Table 21-1).  In addition to the initial capital shown in Table 21-1, there is an additional $859 million in sustaining capital for Years 2 to 18.  The capital costs exclude $24.5 million in closure costs which is capitalized over the life of the Project and expended at the end of the mine life.  RPA has also estimated initial working capital at $269 million for the first three full years of production.

TABLE 21-1   INITIAL CAPITAL COST
New Gold Inc. – El Morro Project

Capital	Unit	Preproduction and Yr 1	Ongoing, Yrs 2-3	Ongoing, Yrs 3-18	LOM
Initial Capital	US$ 000	3,833,750	0	0	3,833,750
Ongoing Capital	US$ 000	0	158,921	699,636	858,557
Working Capital	US$ 000	235,222	33,384	(268,606)	0
Total	US$ 000	4,068,972	192,305	431,030	4,692,307

The following is excluded from the capital cost estimate:
•	Project financing and interest charges
•	Land acquisition, leases rights of way and water rights
•	Escalation during construction
•	Permits, fees and process royalties
•	Environmental impact studies
•	Any additional civil, concrete work due to the adverse soil condition and location
•	Insurance during construction
•	Management Fees
•	Taxes
•	Import duties and custom fees
•	Cost of geotechnical investigation
•	Sunk costs
•	Pilot Plant and other testwork
•	Exploration drilling
•	Costs of fluctuations in currency exchanges
•	Project application and approval expenses
•	Future expansion
•	Relocation of any facilities, if required
•	Purchase of existing facilities and buildings

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 21-1

www.rpacan.com

RPA is in agreement with these updated capital costs.

OPERATING COST ESTIMATE

RPA developed an operating cost estimate based on the Hatch 2011 Feasibility Study Update.  The costs developed are summarized in Table 21-2.

TABLE 21-2 DIRECT OPERATING COSTS
New Gold Inc. – El Morro Project

Area	Average Cost
Mining	$5.52 per tonne milled
Flotation Mill	$7.14 per tonne milled
G&A	$2.65 per tonne milled
Total	$15.31 per tonne milled

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 21-2

www.rpacan.com

A conceptual economic cost and cash flow model was developed based on the costs from the Hatch Feasibility Study Update.  These costs were then summarized in terms of cost per tonne of ore milled and cost per equivalent copper pound.  The information is presented in Table 21-3.

TABLE 21-3 OPERATING COST SUMMARY
New Gold Inc. – El Morro Project

Description	$/ore tonne	$/eq Cu lb
Mining Cost	5.52	0.40
Flotation Plant Cost	7.14	0.52
Administrative Cost	2.65	0.19
Total Direct Costs	15.31	1.11
Smelting & Refining Cost	1.63	0.12
Freight & Marketing Costs	0.98	0.07
Reclamation	0.05	0.00
Total Indirect Costs	2.66	0.19
Royalty	0.03	0.00
Production Tax	0.57	0.04
Total Production Tax	0.59	0.05
Total Direct & Indirect Costs	18.57	1.35

In 2006, Chile passed a 5% production tax on mining.  On October 21, 2010, Chile increased the royalty rate for large mines from a 5% fixed rate to a progressive tax regime with rates ranging from 5% to 14% depending on the mining operational profit margin in a given taxation year. The mining operating profit margin is defined as the taxable income of the operation divided by the gross mining revenue of the operation. Mines with operating margins at 35% or below would still be subject to the 5% mining tax rate. Mines with an operating profit margin of higher than 85% would be subject to a 14% rate.  Goldcorp filed a D.L. 600 foreign investment contract application at the time of the El Morro acquisition and will not be subject to the new higher progressive mining tax regime for the first 15 years of production because of a mining tax stability provision in the foreign investment contract.  RPA considers the operating cost estimates in the Hatch Feasibility Study to be reasonable.

OPERATING CONSUMABLES

The unit consumptions and costs of operating reagents and consumable materials used in the FFSH for the process plant are presented in Table 21-4.  The unit pricing for electrical power, fuel, and lubricants is presented in Tables 21-5 and 21-6.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 21-3

www.rpacan.com

TABLE 21-4   PROCESS PLANT OPERATING CONSUMABLES
New Gold Inc. – El Morro Project

Reagents and Consumable Materials	Unit Cost	Unit Consumption
	US$/tonne	g/t (ore)
Grinding Ball Consumption
5.5" - 39 [g/kWh] x 4,34 [kWh]/t-Ore	1,050	170.00
3.0" - 75 [g/kWh] x 8,45 [kWh]/t-Ore	1,010	500.00
1.5"	1,145	70.00
Crusher Liners
Primary Crushing	5,060	1.25
Pebble Crushing	2,500	1.75
Grinding Mill Liners
SAG Mill	3,645	20.00
Ball Mill	3,800	30.00
Regrind Vertical Mill	3,723	30.00
Flotation Reagents
Primary Collector	3,860	45.00
Secondary Collector	3,260	15.00
Frother	1,770	15.00
NaHS (Not used in FFSH)	0	50.00
Lime	147	1,000.00
Tailings Thickener Flocculant	2,850	20.00
Concentrate Thickener Flocculant	2,850	2.00

TABLE 21-5   PROCESS PLANT OPERATING CONSUMABLES – UNIT PRICE ASSUMPTIONS
New Gold Inc. – El Morro Project

		Energy	Fuel	Lube
Year #	Year	US$/MW-h	US$/m³	US$/m³
1	2015	106	579	2400
2	2016	106	579	2400
3	2017	106	579	2400
4	2018	106	579	2400
5	2019	106	579	2400

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 21-4

www.rpacan.com

TABLE 21-6   PROCESS PLANT UNIT ENERGY CONSUMPTIONS AND COSTS
New Gold Inc. – El Morro Project

Area/Equipment Type	MW	kWh/t	US$/t
Primary Crusher	0.86	0.23	0.02
Conveyors	1.89	0.50	0.05
Grinding (Minor Equipment)	9.03	2.41	0.26
SAG Mill	16.46	4.39	0.47
Ball Mill 1	16.56	4.41	0.47
Ball Mill 2	16.56	4.41	0.47
Pebble Crusher	0.74	0.20	0.02
Flotation	10.61	2.83	0.30
Regrinding	2.29	0.61	0.06
Concentrate Thickeners	0.33	0.09	0.01
Reagents	0.61	0.10	0.02
Compressed Air	4.79	1.28	0.14
Tailings	6.33	1.69	0.18
Concentrate Filter Plant	1.64	0.44	0.05
Gold Recovery Circuit
Sea Water Intake	0.95	0.25	0.03
Water Desalination Plant	10.65		0.30
Auxiliary Consumables	0.28	0.07	0.01
Concentrate Pipeline			NA

Total Demand	100.58		2.84

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 21-5

www.rpacan.com

22 ECONOMIC ANALYSIS

El Morro has a Feasibility Update with Basic Engineering completed by Hatch in November 2011.  RPA reviewed the Feasibility Study Update, the mine plan, the capital forecasts, manpower forecasts, operating cost forecasts, and the Basic Engineering cost updates to develop a cash flow analysis (Table 22-1).

ECONOMIC CRITERIA

REVENUE

•	An average of 90,000 tpd to the mill.
•	Average copper recoveries of 85.1%, gold recoveries of 67.2% through the mill
•	Exchange rate US$1.00 = CLP 550.
•	Metal price: US$1,200 per ounce of gold and US$2.75 per pound copper.
•	Revenue is recognized at the time of production.

COSTS

•	Mine life: 18 years.
•	LOM production plan as summarized in Table 16-2.
•	Mine life capital totals $4,692.3 million.
•	Average direct operating cost over the mine life is $15.31 per tonne processed.
•	Closure costs of $24.5 million after salvage.
•	Capital costs are 4th Quarter 2011.

A Chilean income tax rate of 17% is applied.  The cash flow model does not take into account the impact of the Category 2 tax in Chile which only applies to non-resident or non-domiciled shareholders on their Chilean source distributions or remittances.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 22-1

www.rpacan.com

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 22-2

www.rpacan.com

CASH FLOW ANALYSIS

A cash flow analysis is presented in Table 22-1.  This assumes the Project on a 100% basis.  Using a $1,200/oz gold price and $2.75/lb copper price, the undiscounted after-tax cash flow totals $4.8 billion over the mine life.  The annual cash flow is positive in all years after initial mill start-up.  The revenue is 68% from copper and 31% from gold.  The cash cost is $0.69/lb of copper after by-product credits, and the fully loaded cost (cash plus capital) is $1.62/lb of copper after by-product credits.  The before-tax internal rate of return (IRR) is 9.2% and the after-tax IRR is 7.9% when a 17% Chilean income tax is applied.  The net present value (NPV) when discounted at a 5% discount is $1.5 billion on a before-tax basis and $1.0 billion on an after-tax basis.  The after-tax payback period is 7.9 years.

Cash cost before capital is expected to be approximately ($730)/oz when expressed in gold ounces after copper by-product credits.  When expressed in gold ounces on a co-product basis, the cash cost is expected to be approximately $590/oz. When expressed in copper pounds on a co-product basis, the cash cost is expected to be approximately $1.35/lb.

RPA notes that the economic analysis confirms that the material classified as Mineral Reserves are supported by a positive economic analysis.

SENSITIVITY ANALYSIS

Project risks can be identified in both economic and non-economic terms.  Key economic risks were examined by running cash flow sensitivities:
•	Copper price
•	Gold Price
•	Operating costs
•	Capital costs

After-tax NPV at a 5% discount sensitivity over the base case has been calculated for -20% to +20% variations.  The sensitivities are shown in Figure 22-1 and Table 22-2.  The El Morro Project is most sensitive to copper price, operating costs, capital costs, and gold price, respectively.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 22-3

www.rpacan.com

FIGURE 22-1   SENSITIVITY ANALYSIS

TABLE 22-2 SENSITIVITY ANALYSES – AFTER TAX
New Gold Inc. – El Morro Project

Parameter Variables	Units	-20%	-10%	Base	10%	20%
Capex	$millions	3,766	4,229	4,692	5,155	5,619
Opex	$millions	7,978	8,975	9,972	10,969	11,966
Cu Price	US$/lb	2.20	2.48	2.75	3.03	3.30
Au Price	US$/oz	960	1,080	1,200	1,320	1,440

NPV @ 5%	Units	-20%	-10%	Base	10%	20%
Capex	$millions	1,673	1,349	1,025	701	377
Opex	$millions	1,867	1,446	1,025	604	183
Cu Price	$millions	-100	462	1,025	1,587	2,150
Au Price	$millions	532	778	1,025	1,271	1,518

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 22-4

www.rpacan.com

23 ADJACENT PROPERTIES

There are no currently-operating mines or properties being actively explored immediately adjacent to the El Morro Property; however, other exploration is ongoing in the district.

This report has incorporated relevant information from adjacent properties where it was available.  More recent activity on adjacent properties is not available from companies involved in these efforts, but also is not material to the assessment and potential of the La Fortuna deposit.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 23-1

www.rpacan.com

24 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

www.rpacan.com

25 INTERPRETATION AND CONCLUSIONS

RPA offers the following conclusions:

GEOLOGY AND MINERAL RESOURCE ESTIMATION

•
The EOY2011 Measured and Indicated Mineral Resource is 676 million tonnes at a gold grade of 0.453 g/t and a copper grade of 0.490%.  Total contained gold is 9.8 million ounces of which New Gold’s 30% is 3.0 million ounces.  Total contained copper is 7.3 billion pounds of which New Gold’s 30% is 2.2 billion pounds.  The Mineral Resources are inclusive of Mineral Reserves.

•
The EOY2011 Inferred Mineral Resource includes 637 million tonnes at a gold grade of 0.10 g/t and a copper grade of 0.25% in an open-pit shell, and 128 million tonnes at a gold grade of 0.97 g/t and copper grade of 0.78% in an underground shell for a total Inferred Mineral Resource of 766 million tonnes at a gold grade of 0.25 g/t and a copper grade of 0.34%.  Total contained gold is 6.0 million ounces of which New Gold’s 30% is 1.8 million ounces.  Total contained copper is 5.7 billion pounds of which New Gold’s 30% is 1.7 billion pounds.

•
Mineral Resource estimates have been prepared utilizing acceptable estimation methodologies.  The classification of Measured, Indicated, and Inferred Resources, stated in Table 14-1, meet the requirements of NI 43-101 and CIM definitions.

•
The methods and procedures utilized by Goldcorp and its predecessors at El Morro to gather geological, geotechnical, assaying, density, and other information are reasonable and meet generally accepted industry standards.  Standard operating protocols are well documented and updated on a regular basis for most of the common tasks.

•	The current drill hole database is reasonable for supporting a resource model for use in Mineral Resource and Mineral Reserve estimation.

•
Goldcorp and its predecessors at El Morro has conducted the exploration and development sampling and analysis programs using standard practices, providing generally reasonable results.  The resulting data can effectively be used for the estimation of Mineral Resources and Mineral Reserves.

•	Overall, RPA is of the opinion that Goldcorp and its predecessors at El Morro have done very high quality work.

MINING AND MINERAL RESERVES

•
The EOY2011 Proven and Probable Mineral Reserve is 520 million tonnes at a gold grade of 0.499 g/t and a total copper grade of 0.543%.  Total contained gold is 8.34 million ounces of which New Gold’s 30% is 2.50 million ounces.  Total contained copper is 6.23 billion pounds of which New Gold’s 30% is 1.87 billion pounds.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

www.rpacan.com

•	The Mineral Reserve estimates have been prepared utilizing acceptable estimation methodologies and the classification of Proven and Probable Reserves, stated in Table 15-1, conform to CIM definitions.

•
Recovery and cost estimates are based upon operating data and engineering to support a Mineral Reserve statement.  Economic analysis using these estimates generates a positive cash flow, which supports a statement of Mineral Reserves.

•
The current El Morro LOM plan provides reasonable results and, in RPA’s opinion, meets the requirements for statement of Mineral Reserves.  In addition to the Mineral Reserves in the LOM plan, there are Mineral Resources that represent opportunities for the future.

PROCESSING

•	The process includes flotation to produce a copper concentrate containing gold and other valuable by-products.

•	RPA has reviewed the recovery model and finds the development of the recovery formulas to be reasonable. The metallurgical testwork which supports the models is also reasonable and adequate.

ENVIRONMENTAL CONSIDERATIONS

•
The Project has approximately 140 active permits.  All permits are in good standing and there is an extensive environmental monitoring program to ensure compliance with the requirements of these permits.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

www.rpacan.com

26 RECOMMENDATIONS

This Technical Report is based on the LOM plan.  Below is a list of recommendations to consider:

MINING

•	The LOM plan is robust and Goldcorp should proceed to implement the plan as presented.

ENVIRONMENTAL

•
Goldcorp should perform regular independent environmental audits to confirm assumptions in permitting/design and regularly assess reclamation and closure liabilities and obligations.  These reviews should include independent facilities (Desalinization Plant and Port/Concentrate Operations).  Particular attention should be paid to assumptions made in geochemical modeling as they relate to design, mitigation and closure.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

www.rpacan.com

27 REFERENCES

Anon., 2008, Fortuna Feasibility Study, Third region of Atacama, Chile. Report by AMEC for Xstrata plc.

Canadian Institute of Mining, Metallurgy and Petroleum, 2010, CIM Definition Standards for Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions, adopted by CIM Council on November 27, 2010.

Cornejo, C.C., 2008, QA/QC Protocols. Internal Goldcorp document.

Davis, B.M. and Petersen, M.A., 2005, El Morro Copper-Gold Project, Chile Region III, Technical Report Update. Report for Metallica Resources Inc.

Fluor Chile S.A., 2008, El Morro Project, Chile, Final Feasibility Study Report, Feasibility Study for Xstrata Copper Chile S.A.

Hatch Ingenieros Y Consultores Ltda., 2007, El Morro Project-Prefeasibility Study Report, Pre-feasibility Report for Xstrata Copper Chile S.A.

Hatch Ingenieros Y Consultores Ltda., 2011, Sociedad Contractual Minera El Morro, Updated Feasibility Study and Basic Engineer, Final Report for El Morro Project 4,000 Case – 10 de Noviembre de 2011.  Feasibility Update Report for Goldcorp Inc.

Lambert, R.J., and Stone, B.G., 2008, Feasibility NI 43-101 Technical Report for the El Morro Copper-Gold Project Region III, Chile.  National Instrument 43-101 Report prepared by Pincock, Allen & Holt for Metallica Resources

Larrondo, P., 2011, El Morro Project, Resource Estimation Technical Report. AMEC Report No. 40013 to Goldcorp Inc.

Lightner, F.H., 2001, El Morro Copper-Gold Project, Chile, Region III, Technical Report. National Instrument 43-101 Report for Metallica Resources Inc.

Mpodozis, C.M. and Gardeweg, M.P., 2007, Regional Geology of El Morro District, Region III Chile, Aurum Consultores Report for Xstrata Copper.

Norwest Corporation, 2005, El Morro Copper-Gold Project Chile Region III, Technical Report. National Instrument 43-101 Report for Metallica Resources Inc.

Petersen M.A. and Roco, R.R., 2006, El Morro Copper Gold Project Region III, Chile NI 43-101 Technical Report La Fortuna Deposit Mineral Resource Estimate.  National Instrument 43-101 Report for Metallica Resources and Xstrata Copper

Piteau Associates Engineering Ltd. 2007a, Prefeasibility Pit Slope Design Criteria for the El Morro Project – La Fortuna Pit.

Piteau Associates Engineering Ltd. 2007b, Feasibility Open Pit Slope Design and Hydrogeology Investigations.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

www.rpacan.com

28 DATE AND SIGNATURE PAGE

This report titled “Technical Report on the El Morro Project, Region III, Chile” and dated March 23, 2012, was prepared and signed by the following authors:

(Signed & Sealed) “Richard J. Lambert”
Dated at Toronto, ON	Richard J. Lambert, P.E.
March 23, 2012	Principal Mining Engineer

(Signed & Sealed) “Neil N. Gow”
Dated at Toronto, ON
March 23, 2012

(Signed & Sealed) “A. Paul Hampton”
Dated at Toronto, ON	A. Paul Hampton, P.Eng.
March 23, 2012	Associate Principal Metallurgist

(Signed & Sealed) “Lee P. Gochnour”
Dated at Toronto, ON	Lee P. Gochnour, MMSA QP
March 23, 2012	Associate Principal Environmental Scientist

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

www.rpacan.com

29 CERTIFICATE OF QUALIFIED PERSON

RICHARD J. LAMBERT

I, Richard J. Lambert, P.E., as an author of this report titled “Technical Report on the El Morro Project, Region III, Chile” prepared for New Gold Inc., and dated March 23, 2012, do hereby certify that:

1.	I am Principal Mining Consultant with Roscoe Postle Associates Inc. of Suite 505, 143 Union Boulevard, Lakewood, CO, USA 80227.

2.
I am a graduate of Mackay School of Mines, University of Nevada, Reno, U.S.A., with a Bachelors of Science degree in Mining Engineering in 1980, and Boise State University, with a Masters of Business Administration degree in 1995.

3.
I am a Registered Professional Engineer in the state of Wyoming (#4857), the state of Idaho (#6069), and the state of Montana (#11475).  I am licensed as a Professional Engineer in the Province of Ontario (Reg. #100139998). I have been a member of the Society for Mining, Metallurgy, and Exploration (SME) since 1975, and a Registered Member (#1825610) since May 2006.  I have worked as a mining engineer for a total of 31 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•	Review and report as a consultant on numerous mining projects for due diligence and regulatory requirements
•
Mine engineering, mine management, mine operations and mine financial analyses, involving copper, gold, silver, nickel, cobalt, uranium, oil shale, phosphates, coal and base metals located in the United States, Canada, Zambia, Madagascar, Turkey, Bolivia, Chile, Brazil, Serbia, Australia, Russia and Venezuela.

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.
I visited the El Morro Project on October 12, 2011.  I previously visited the El Morro Project site on May 1-3, 2007.  During the 2011 site visit, I discussed the plan of operation with the personnel, and observed the planned pit and waste dump areas.  In 2007, the site visit included a tour of the existing underground operations.

6.	I am responsible for the preparation of Sections 15, 16, and 19 to 22 and collaborated with my co-authors on Sections 1, 2, 6, and 25 to 26 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had prior involvement with the property that is the subject of the Technical Report. I prepared a Technical Report for El Morro in 2008.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 29-1

www.rpacan.com

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.
At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 23rd day of March, 2012

(Signed & Sealed) “Richard J. Lambert”

Richard J. Lambert, P.E.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 29-2

www.rpacan.com

NEIL N. GOW

I, Neil N. Gow, P.Geo., as an author of this report entitled “Technical Report on the El Morro Project, Region III, Chile” prepared for New Gold Inc., and dated March 23, 2012, do hereby certify that:

1.	I am an Associate Consulting Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of the University of New England, Armidale, NSW in 1966 with a B.Sc.(Hons.)

3.
I am registered as a Professional Geologist in the Province of Ontario (Reg. #433).  I have worked as a geologist for more than 45 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•	Assessment of El Pachon deposit for CRA Exploration Pty. Ltd.
•	Assessment of porphyry copper deposits in Philippines.
•	Assessment of a porphyry copper deposit in Burkina Faso.

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the El Morro Project on October 12, 2011.

6.	I am responsible for Sections 2 to 12, 14, 23, and contributed to Sections 1 and 25 to 27 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.
At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 23rd day of March, 2012

(Signed & Sealed) “Neil N. Gow”

Neil N. Gow, P.Geo.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 29-3

www.rpacan.com

LEE P. GOCHNOUR

I, Lee P. Gochnour, QP Environmental., as an author of this report titled “Technical Report on the El Morro Project, Region III, Chile” prepared for New Gold Inc., and dated March 23, 2012, do hereby certify that:

1.	I am Associate Principal Environmental Scientist with Roscoe Postle Associates Inc. and my address is P.O. Box 4430, Parker CO 80134.

2.	I am a graduate of Eastern Washington University, Cheney, WA in 1981 with a Degree in Park Administration and Environmental Land Use Planning.

3.
I am registered as a Qualified Professional with special expertise in Environmental, Permitting and Compliance with the Mining and Metallurgical Society of America, Reg.#01166 QP.  I have worked as a mining professional for a total of 30 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

o	Permitting and Compliance
o	Environmental Matters
o	Reclamation and Closure

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I last visited the El Morro Project on October 12, 2011. I previously visited the site in 2007.

6.	I am responsible for preparation of Section 20 and contributed to Sections 1, 4, 25, and 26 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had prior involvement with the property that is the subject of the Technical Report. I have provided environmental reviews during the earlier stages.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 29-4

www.rpacan.com

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.
At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 23rd day of March, 2012

(Signed & Sealed) “Lee P. Gochnour”

Lee P. Gochnour, MMSA QP

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 29-5

www.rpacan.com

A. PAUL HAMPTON

I, A. Paul Hampton, P.Eng., as an author of this report entitled “Technical Report on the El Morro Project, Region III, Chile” prepared for New Gold Inc. and dated March 23, 2012, do hereby certify that:

1.	I am an Associate Principal Metallurgist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of Southern Illinois University in 1979 with a B.S. Degree in Geology, and a graduate of the University of Idaho in 1985, with an M.S. Degree in Metallurgical Engineering.

3.
I am registered as a Professional Engineer in the Province of British Columbia, License No. 22046.  I have worked as an extractive metallurgical engineer for a total of 27 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•
Process plant engineering, operating and maintenance experience at mining and chemical operations, including the Sunshine Mine, Kellogg, Idaho, Beker Industries Corp, phosphate and DAP plants in Florida and Louisiana respectively, and the Delamar Mine in Jordan Valley Oregon.

•
Engineering and construction company experience on a wide range of related, precious metal projects and studies, requiring metallurgical testing, preliminary and detailed design, project management, and commissioning and start-up of process facilities and infrastructure.  EPCM companies included Kilborn Engineering Pacific Ltd., SNC Lavalin Engineers and Constructors, Washington Group International Inc. and Outotec USA, Inc.

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the El Morro Property on October 12, 2011.

6.	I am responsible for preparation of Sections 13, 17, and 18 and contributed to Sections 1 and 25 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012

Page 29-6

www.rpacan.com

10.
At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 23rd day of March, 2012

(Signed & Sealed) “A. Paul Hampton”

A. Paul Hampton, P.Eng.

New Gold Inc. - El Morro Project, Region III, Chile, Project#1774
Technical Report NI 43-101 - March 23, 2012
Page 29-7